Exhibit 99.1

Barrick Gold Corporation
Information Circular

Notice of Annual Meeting of Shareholders

A COMPANY OF OWNERS

April 25, 2017 | Toronto, Ontario

BARRICK

Inside this Circular

Barrick Gold Corporation | 2017 Circular	I

Letter from the Executive Chairman

Dear Fellow Shareholders,

The Board of Directors is pleased to invite you to our Annual Meeting of Shareholders, which will be held on April 25, 2017, at the John Bassett Theatre of the Metro Toronto Convention Centre (255 Front Street West, Toronto, Ontario, Canada). We look forward to updating you on our recent progress and plans for the future of the Company.

At this time last year, we told you what we planned to do in 2016. Then, we did it. We met our overarching objective: to grow free cash flow per share. In 2016, the Company generated $2.64 billion in operating cash flow and $1.51 billion in free cash flow — a record level of free cash flow for Barrick. The Company has 1,165,774,844 shares outstanding.

We implemented our Best-in-Class program, and it is working. We achieved the high end of our production guidance while reducing our cost of sales from $859 per ounce to $798 per ounce. All-in sustaining costs were reduced by 12%, from $831 per ounce to $730 per ounce.

We repaid $2.04 billion in debt, exceeding our target of $2 billion and reducing total debt by 20%. Barrick now has less than $200 million in debt due before 2019, and about $5 billion of our outstanding debt of $7.9 billion matures after 2032.

We created a new partnership with Cisco for our digital reinvention. At our flagship digital operation at the Cortez mine in Nevada, we are embedding digital technology in every dimension of the mine to deliver better, faster, and safer mining. Our digital reinvention will enhance transparency as well as make us better custodians of the environment – building trust with our host communities, governments and all stakeholders. We are early on in our progress, but we intend to accelerate the implementation of digital projects in 2017.

We advanced a pipeline of new projects to grow free cash flow per share over the long-term, with a strict focus on ensuring our portfolio can deliver a 10 to 15 percent return on invested capital through the metal price cycle.

We remained obsessed with talent. We created novel positions that are the first of their kind in the mining industry. This includes a Chief Investment Officer and a Senior Vice President for Investor Engagement and Governance, the latter of whom came to us from the corporate governance and sustainability group at BlackRock, one of the largest global shareholders. In addition, we appointed the company’s first-ever Chief Innovation Officer to develop a long-term innovation strategy for Barrick, and a Head of Digital Transformation with a military special forces background who is driving forward the implementation of our digital projects.

We also appointed Pablo Marcet to our Board of Directors. Mr. Marcet is our first director from Argentina and has nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and East Africa (see page 27).

We strengthened our partnership culture. In the first initiative of its kind of any company we can find, we are making every employee an owner. When we say that partnership is at the heart of who we are and what drives our success, we mean it.

II	Barrick Gold Corporation | 2017 Circular

Finally, we refined our compensation system based on shareholder feedback, and we continued to strengthen our governance practices. In the ensuing letter, Brett Harvey, Lead Director and Chair of the Compensation Committee, outlines these changes.

The market took note of our performance. In 2016, the Company generated total shareholder return of 117 percent. Your participation as a shareholder is very important to us. Please review this Information Circular before exercising your vote, as it contains important information relating to the business of the meeting. We ask that you exercise your vote in person or by submitting your proxy or voting instruction form.

If you cannot attend the meeting in person, you may view a live webcast of the meeting at Barrick’s website www.barrick.com. A recorded version of the meeting will be available at Barrick’s website until the next Annual Meeting of Shareholders.

We are committed to earning the trust that you, our fellow owners, have placed in us. We look forward to seeing you on April 25, 2017.

Sincerely,

John L. Thornton
Executive Chairman

Barrick Gold Corporation | 2017 Circular	III

Letter from the Lead Director

Dear Fellow Shareholders,

Strong governance is an essential component of our partnership culture. As your Board’s Lead Director, I would like to share with you a few of the principles and practices that underpin our governance, and to review compensation results for 2016.

Barrick’s obsession with talent extends to our Board. We have a rigorous process for identifying the skills and strengths required for our distinctive business model, as exemplified by the recent appointment of Pablo Marcet. The Corporate Governance & Nominating Committee has retained an independent advisor to identify additional diverse candidates for our Board, particularly women. We value Board independence. In the past four years we increased the independence of our Board by 30%, and we strengthened our engagement with shareholders. Last fall, independent directors met with representatives from our largest shareholders to discuss governance matters, without management present.

We also value transparency. The Board set up an investor hotline, which now complements our compliance hotline. We provide information on how you can contact me and our Executive Chairman directly. And we disclose each director’s voting results in our Board bios — if we give our executives numeric grades, we should hold ourselves to the same standards of responsibility and accountability.

At the heart of our partnership culture is the belief that leaders must be owners. The goal of our compensation system is to drive the highest possible emotional and financial ownership among the Company’s senior executives, now and over the long term, linking compensation to the Company’s performance and shareholder experience. A significant portion of our leaders’ compensation is in the form of Barrick Common Shares that cannot be sold until they retire or leave the Company.

The Compensation Committee gave Barrick’s partners a collective grade of 45 out of 100, as measured against our long-term scorecard. For their individual performance, the Executive Committee achieved an average score of 72 out of 100 on their personal scorecards, each of which is tailored to an executive’s specific responsibilities. You can find a detailed analysis of the performance of our Named Partners on pages 56 to 63.

Following continued and extensive engagement with our shareholders, we have created a new system for compensating our Executive Chairman that we believe is consistent with our compensation principles. I invite you to examine the details of this new system beginning on page 46 of the information circular.

Using this new system, the Compensation Committee awarded the Executive Chairman total compensation of $8.5 million. This included long-term incentive compensation of $5.3 million, delivered in cash, a significant majority of which must be used to purchase Barrick Common Shares, which must be held until the later of three years and the date he retires or leaves the Company.

IV	Barrick Gold Corporation | 2017 Circular

The Board once again acknowledges the Executive Chairman’s continued commitment to deep, long-term ownership in the Company. He now holds more than 2.4 million Barrick shares, more than 18 times his base salary.

While Barrick has made progress over the past year, we believe in continually setting the bar higher and clearing it. It is incumbent on me and the other members of the Board to ensure that the Company’s leaders do not relent in their pursuit of Barrick’s over-arching objective: creating long-term value per share for you, our fellow owners.

Sincerely,

J.B. Harvey

Lead Director and Chair of the Compensation Committee
On behalf of the Barrick Board of Directors
and the Compensation Committee

Barrick Gold Corporation | 2017 Circular	V

Notice of 2017 Annual Meeting

Meeting Information

Date:	April 25, 2017

Time:	10:00 a.m., Toronto time

Location:	John Bassett Theatre of the Metro Toronto Convention Centre 255 Front Street West, Toronto, Ontario, Canada

Fellow Shareholders:

You are invited to attend Barrick’s 2017 Annual Meeting of Shareholders (the Meeting) at which you will be asked to vote:

•	To elect 15 director nominees;

•	To appoint PricewaterhouseCoopers LLP as our auditor for 2017; and

•	To approve our non-binding advisory vote on our approach to executive compensation.

Shareholders will also transact any other business properly brought before the Meeting. Following the conclusion of the formal business of the Meeting, management will make a presentation on Barrick’s 2016 operating and financial results and strategic priorities.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

If you plan to attend the Meeting in person, you will need to register with our transfer agent, CST Trust Company (CST), at the registration desk to obtain an admission card before entering the Meeting. Please see page 5 for further instructions.

If you are unable to attend the Meeting in person, you may view the live webcast of the Meeting on our website at www.barrick.com.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Common Shares). You are eligible to vote your Common Shares if you were a shareholder of record at the close of business on February 24, 2017. You may vote in person or by proxy. Please see page 4 for further instructions on how you can vote.

By Order of the Board of Directors,

Dana W. Stringer

Vice President, Corporate Secretary and Associate General Counsel

March 17, 2017

General Information

In this Circular, “you”, “your”, and “shareholder” refer to the common shareholders of Barrick. “We”, “us”, “our”, “the Company”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of March 16, 2017, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2016 reported by the Bank of Canada was US $1.00 = Cdn $1.3248.

Barrick Gold Corporation | 2017 Circular	1

Key Terms

After-Tax Shares	Barrick Common Shares that are purchased on the open market with after-tax compensation proceeds
AISC	All-In Sustaining Costs
API	Annual Performance Incentive
API Scorecards	Annual Performance Incentive Scorecards
Board of Directors or Board	Board of Directors of Barrick
Change in Control Plan	Partner Change in Control Severance Plan
Circular	2017 Information Circular
Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy
Code	Code of Business Conduct and Ethics
Common Shares	Barrick Common Shares
DSU	Deferred Share Units
Executive Committee	The eight most senior executives of Barrick other than the Executive Chairman, including the President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; Chief Operating Officer; Executive Vice President, Talent Management; Executive Vice President, Exploration and Growth; Chief Investment Officer; and Chief of Staff
LTI	Long-Term Incentives
Meeting	2017 Annual Meeting, to be held on April 25, 2017
Named Partners	President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; Chief Operating Officer; and Former Senior Executive Vice President and Chief Financial Officer
NYSE	New York Stock Exchange
Partnership Plan	Provides partners (including the Named Partners) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan
PGSU	Performance Granted Share Units
PRSU	Performance Restricted Share Units
ROCE	Return on Capital Employed
ROIC	Return on Invested Capital
RSU	Restricted Share Units
SEC	U.S. Securities and Exchange Commission
TSR	Total Shareholder Return
TSX	Toronto Stock Exchange

Non-GAAP Financial Performance Measures

Certain financial performance measures in this Circular – namely Adjusted EBIT, Adjusted EBITDA, Adjusted Net Earnings, AISC, Cash Costs, and Free Cash Flow – are not prescribed by the International Financial Reporting Standards (IFRS). These non-GAAP financial measures are included because management uses the information to analyze business performance and financial strength. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “aspire”, “will”, “expects”, “intends”, “plans”, “believes”, or similar expressions, as they relate to the Company. In particular, the Circular contains forward-looking information pertaining to the belief of management that the Company’s robust liquidity and relentless focus on innovation and digital transformation, along with our Best-in-Class operations, will continue to provide resilience and flexibility through volatile market conditions (see “2016 Compensation of Named Executive Officers – Shareholder Return Performance Graphs” on page 69) and the expectation that over time Barrick will have a higher return on invested capital (see “2016 Compensation of Named Executive Officers – 2016 Performance Considerations for Named Partners – 2016 Long-Term Company Scorecard (for 2016 PGSU Awards)” on page 56). These statements are based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events, or results or otherwise unless so required by applicable securities laws.

2	Barrick Gold Corporation | 2017 Circular

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the meeting to be held on April 25, 2017 (Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. We have retained the services of Kingsdale Advisors (Kingsdale) and MacKenzie Partners Inc. (MacKenzie) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $125,000, plus distribution costs and other expenses. Our contractual arrangements with Kingsdale and MacKenzie provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

How we use Notice and Access

Since 2013, we have distributed our information circular for our annual meeting and related proxy form to our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2017 information circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

•	How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

•	How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/cst/abx or by calling CST Trust Company (CST) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at 416-682-3860 from other locations. If you have previously provided instructions to receive a paper copy of our Circular and do not want to receive a paper copy in the future, please contact your broker.

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, CST. We generally do not send our proxy materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communication Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Meeting Procedures

Attending the Meeting

Date:	April 25, 2017
Time:	10:00 a.m. (Toronto time)
Location:	John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Canada
Registration:	You or your proxyholder must see a representative of CST before entering the Meeting to register your attendance

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick common shares (Common Shares) entitled to be voted at the Meeting. On March 16, 2017, the Company had 1,165,774,844 Common Shares outstanding. Each Common Share is entitled to one vote.

Does any shareholder beneficially own 10% or more of Barrick’s Common Shares?

To the knowledge of the directors and senior officers of the Company, as of March 16, 2017, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to our outstanding Common Shares.

Barrick Gold Corporation | 2017 Circular	3

Will Company employees vote their Common Shares at the Meeting?

Employees of Barrick are entitled to vote Common Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 16, 2017, less than 1% of Barrick’s Common Shares were beneficially owned by employees through our equity compensation plans.

Voting Procedures

How do I vote my Common Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

•       You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•       You are a non-registered shareholder if your Common Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact CST by email at inquiries@canstockta.com. Alternatively, please call CST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

How can I vote if I am a registered shareholder?

Option 1 – By proxy (proxy form)

By Internet:

Go to CST’s website at www.cstvotemyproxy.com and follow the instructions on screen. You will need your 13-digit control number, which can be found on your proxy form.

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

By Telephone:

Call 1-888-489-7352 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit control number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

Appointing another person to attend the Meeting and vote your Common Shares for you:

You may appoint a person or company other than the directors and officers designated by the Company on your form of proxy to represent you and vote on your behalf at the Meeting. This person or company does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person or company you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to CST as instructed. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, your appointee should see a CST representative at the registration desk. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

4	Barrick Gold Corporation | 2017 Circular

Option 2 – In person at the Meeting

You do not need to complete or return your proxy form if you intend to vote in person at the Meeting.

How can I vote if I am a non-registered shareholder?

Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Common Shares to be voted, which you should complete, sign, date, and return as directed on the form.

Option 2 – In Person at the Meeting

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Common Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form.

You may also appoint someone else as the proxyholder for your Common Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. You or your proxyholder must see a representative of CST before entering the Meeting to register your attendance.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to CST before 5:00 p.m. (Toronto time) on April 21, 2017.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their shares. Please see “How we will solicit proxies” on page 3 for more information.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, April 21, 2017. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to CST. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

How will my Common Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Common Shares as follows:

•	FOR the election of the nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration; and

•	FOR the advisory resolution approving the Company’s approach to executive compensation.

Barrick Gold Corporation | 2017 Circular	5

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 16, 2017, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

What if I change my mind?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on April 21, 2017;

•	Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on April 21, 2017; or

•	Any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on April 21, 2017, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by CST, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale or MacKenzie at:

Kingsdale	MacKenzie

Toll-Free within Canada and the United States:	Toll-Free within Canada and the United States:
1-866-851-2571	1-800-322-2885

Call collect: 416-867-2272	Call collect: 212-929-5500
Email: contactus@kingsdaleadvisors.com	Email: proxy@mackenziepartners.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: 416-307-7474
Fax: 416-861-0727
Email: investor@barrick.com

6	Barrick Gold Corporation | 2017 Circular

Other Important Information

What is the deadline for making a shareholder proposal at the next annual meeting?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual meeting is February 24, 2018.

Are any shareholder proposals being considered at the Meeting?

There are no shareholder proposals being considered at the Meeting.

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s By-law No. 2 (the Advance Notice By-Law), which sets out advance notice requirements for director nominations, was confirmed by shareholders at the 2014 Annual and Special Meeting of Shareholders. The Advance Notice By-Law sets forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the OBCA), or (b) a shareholder proposal made pursuant to the provisions of the OBCA. Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must notify the Company of their intention to nominate directors and sets out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Advance Notice By-Law is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. As of March 16, 2017, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the Advance Notice By-Law.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2016, and related Management Discussion & Analysis, both of which can be found in our 2016 Annual Report on SEDAR at www.sedar.com, or at www.barrick.com/investors/AGM.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our 2017 Annual Report by mail next year, you should elect this option by checking the box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2016 Annual Report by mail and would like to receive a copy, please contact CST by email at inquiries@canstockta.com. Alternatively, please call CST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2016 Annual Report, our latest Annual Information Form, and this Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Barrick Gold Corporation | 2017 Circular	7

Business of the Meeting

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2016. Our financial statements are included in our 2016 Annual Report. The 2016 Annual Report will be mailed to shareholders who requested a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of 15 members. Please refer to the section entitled “Directors” on page 22 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders’ meeting or until their resignation, if earlier.

The Board recommends a vote FOR all 15 director nominees.

If John Thornton, Brett Harvey, or Kelvin Dushnisky is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the election of the 15 nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/company/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The affected director will not participate in any Committee or Board deliberations relating to the resignation offer.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

PricewaterhouseCoopers LLP (PwC) has been our external auditor since 1983. The Board, on the recommendation of the Audit Committee, recommends that PwC be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders’ meeting.

If John Thornton, Brett Harvey, or Kelvin Dushnisky is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the appointment of PwC as Barrick’s auditor.

What were PwC’s fees for 2016 and 2015? (1)

In millions of dollars	2016	2015
Audit fees (2)	$8.9	$8.6
Audit-related fees (3)	$0.5	$0.8
Tax compliance and advisory fees (4)	$0.8	$0.7
All other fees (5)	Nil	$0.1
Total	$10.2	$10.2

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission (SEC) definitions.

(2)	Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements and in connection with the Company’s statutory and regulatory filings. The increase in audit fees in 2016 compared to 2015 is primarily related to an increase in the number of mine site and statutory audits performed.

(3)	In 2016, audit-related fees primarily related to a number of projects including pre-implementation procedures on changes in Information Technology systems. In 2015, audit-related fees primarily related to a number of projects including procedures on asset dispositions ($0.3 million) and other transaction-related costs ($0.2 million).

(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

(5)	In 2015, other fees related to the provision of accounting technical information and training materials.

8	Barrick Gold Corporation | 2017 Circular

The Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditor. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. The previous say on pay advisory vote held in 2016 was supported with the approval of 90.9% of those shareholders present at our 2016 annual meeting and voting in person or by proxy. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2017 annual meeting of shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

If John Thornton, Brett Harvey, or Kelvin Dushnisky is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the approval of the advisory vote on executive compensation.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will:

•	Present a report on Barrick’s 2016 financial results and strategic progress; and

•	Invite questions and comments from shareholders.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

Barrick Gold Corporation | 2017 Circular	9

Executive Summary

This executive summary highlights information contained elsewhere in this Circular. It does not contain all of the information you should consider. Please read the entire Circular carefully before voting.

For the purposes of this Circular, we refer to our “Named Executive Officers” (NEOs), other than our Executive Chairman, (i.e., our President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; Chief Operating Officer; and Former Senior Executive Vice President and Chief Financial Officer), as Named Partners. Our Named Partners (together with all other partners) participate in Barrick’s Partnership Plan, which includes eligibility for the Annual Performance Incentive (API) Program, the Performance Granted Share Unit (PGSU) Plan, and the Partner Change in Control Severance Plan (Change in Control Plan). The Executive Chairman is an NEO, but not a partner, and is not eligible to participate in the Partnership Plan.

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR all of these resolutions.

•	Elect 15 director nominees
•	Appoint PwC as our auditor for 2017
•	Approve our non-binding advisory vote on our approach to executive compensation

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on February 24, 2017. To make sure your shares are represented at the Meeting, you may cast your vote in person or by submitting your proxy or voting instruction form. Please see page 4 for more details on how you can vote.

Board and Corporate Governance Highlights

The Board recommends a vote FOR all of our director nominees.

Independent Board of Directors

Our Board believes that it must be independent of management to be effective. To that end, 80% of our Board is composed of independent directors who meet regularly in the absence of non-independent directors and without any other officers or employees present.

Separate Board Chair and President	Yes
Independent Lead Director	Yes
Fully Independent Committees	4 of 5
Board Independence	80%

Diversity Initiatives

Consistent with our commitment to diversity, we seek to promote better corporate governance and performance and effective decision-making by having a diverse range of views and considerations represented at the Board level.

Diversity Policy	Yes
Average Age	61.9 years
Average Tenure	5.6 years
Percentage of Female Directors	13%

Continued Board Renewal

We have been deliberate in continuing our Board renewal efforts in a manner that makes sense for our business. Since April 2014:

Nine nominees with diverse and strategically relevant backgrounds have been appointed to the Board (representing 60% of the total Board composition), balancing deep insights and fresh perspectives that reflect the opportunities, challenges, and risks of our business.

We have enhanced the technical and operating expertise on our Board by adding four directors with deep mining experience, including Graham Clow, a seasoned mine builder and operator with more than 40 years of experience, and Pablo Marcet, a mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and in East Africa.

Active and Engaged Board of Directors

Our directors engage with our fellow owners throughout the year to listen and respond to the issues that matter most. They participate in regular Board and committee meetings and educational sessions to stay informed about our business and initiatives. In 2016 and 2017, independent directors of the Board also visited our Cortez, Goldstrike, Jabal Sayid, Porgera, Pueblo Viejo, Turquoise Ridge, and Veladero sites to monitor operational progress and risks.

Risk Oversight

The Board works with management to monitor and manage risks across the organization to ensure they are prioritized and addressed appropriately. Our weekly Business Plan Review (BPR) meetings, chaired by our President and Chief Operating Officer, and attended by our Executive Committee, mine managers, executive directors, and senior officers from around the world, serve as a forum to identify, review, and address potential risks. Our Investment Committee meetings, chaired by our recently appointed Chief Investment Officer, ensure all capital allocation decisions we make are based on a comprehensive understanding of risk and reward.

Other Corporate Governance Initiatives
✓	Enhanced Incentive Compensation Clawback Policy	✓	Shareholder Engagement Policy	✓	Global Employee Share Plan
✓	Annual Advisory Vote on Executive Compensation	✓	Majority Voting Policy	✓	Updated Code of Business Conduct and Ethics
✓	Share Ownership Policy (directors, officers, partners)	✓	Board Interlocks Guidelines	✓	Formal Annual Board Evaluation Process

10	Barrick Gold Corporation | 2017 Circular

Enhanced Shareholder Engagement and Communication

Last year, we adopted our Shareholder Engagement Policy to ensure greater communication and provide improved access to our independent directors. In February 2016, we hosted an Investor Day to review our long-term vision, progress against our strategic priorities, and our performance. We also held our first Operations and Technical Update in February 2017. We will be hosting an Investor Day and an Operations and Technical Update biennially to promote transparency and ongoing engagement with our fellow owners.

In December 2016, J. Brett Harvey (our Lead Director and Chair of the Compensation Committee), along with J. Michael Evans (the Chair of the Risk Committee), Nancy H.O. Lockhart (the Chair of the Corporate Responsibility Committee and member of the Corporate Governance & Nominating Committee), and Pablo Marcet (our newest independent director) hosted a luncheon in New York City to directly solicit feedback from our shareholders on our corporate governance initiatives and approach to executive compensation. The event, at which members of management did not participate, was attended by shareholders representing 21% of Barrick’s outstanding Common Shares. Our independent directors also met with shareholders throughout the year.

We also appointed Mr. Daniel Oh as Senior Vice President, Investor Engagement and Governance in July 2016 to drive improved investor engagement at Barrick and to foster greater transparency and communication with our fellow owners. Mr. Oh’s expertise in corporate governance and his experience at BlackRock Inc., State Street Global Advisors, and Institutional Shareholder Services (ISS) will allow us to continue to strengthen our practices, while improving our communication and performance on all corporate governance matters.

The Board of Directors carefully considered a wide range of shareholder views and delivered on the commitments we made to our shareholders last year:

Our commitments to Shareholders (Disclosed in 2016 Circular)	Our Response
Nominate one additional independent director with substantive operational mining expertise to the current Board by the next annual general meeting.

Mr. Pablo Marcet joined the Board of Directors on December 6, 2016. Mr. Marcet is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and in East Africa. See page 27 for additional biographical details.

Adopt a formal compensation plan for the Executive Chairman that, among other things:	The Compensation Committee developed a performance and compensation framework for Barrick’s Executive Chairman:

•   Ties the Executive Chairman’s compensation more closely to long-term performance by setting specific yearly goals that reflect company-specific performance, and metrics by which progress against these goals will be assessed; and

•   Links the Executive Chairman’s incentive compensation to Barrick’s share price performance, ensuring the Executive Chairman’s compensation reflects the shareholder experience.

1.   The Executive Chairman’s total compensation range is reviewed, set, and disclosed annually. This provides a clear guideline for determining the range of Long-Term Incentive (LTI) opportunities for the Executive Chairman.

2.   We employ a structured performance assessment that ties actual compensation to strategic goals (annual initiatives) and financial goals (ROCE) that are measurable and established in advance.

3.   We conduct a formal review of the Company’s short- and long-term total shareholder return to ensure that the Executive Chairman’s compensation reflects the overall shareholder experience.

4.   A significant majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase Common Shares on the open market (After-Tax Shares) that are subject to clawback and holding requirements until the later of (a) the date he retires or leaves the Company, and (b) three years from the date of purchase, even when share ownership requirements are fully met.

The shareholder engagement activities of our Board of Directors complement management’s regular shareholder outreach program. A copy of the Shareholder Engagement Policy is available on our website at www.barrick.com/company/governance. We will continue to consider the feedback that we receive from our shareholders and the outcome of our future Say on Pay votes when making compensation decisions for our Executive Chairman and Named Partners.

Shareholders may provide feedback to our Board by writing to our Executive Chairman, and may communicate with our independent directors by writing to our Lead Director at the following addresses:

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower, Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower, Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

For more details on how to contact us, see our Shareholder Engagement Policy on our website at www.barrick.com/company/governance or “Communications and Shareholder Engagement” in Schedule A of this Circular.

Barrick Gold Corporation | 2017 Circular	11

Vital Balance of Experience and Expertise among Our Director Nominees

Our Corporate Governance & Nominating Committee has identified the experience and expertise that are imperative to our long-term success. Our ambition is to be a leading twenty-first century company, not just in the mining industry, but in any industry. Everything we do continues to underpin the purpose and energy that drove the creation of Barrick and its early success: a deep commitment to partnership and each other; a dedication to building trust through transparency and integrity; an entrepreneurial spirit; an unyielding drive to improve; and the courage to be different. We also believe people must be deeply invested, both financially and emotionally, in our business. Our goal is not simply to be aligned with our owners; we want our people to be owners.

Our long-term vision and strategy		Experience and expertise we look for in our directors
✓	Transforming into a twenty-first century company	Mining Operations Talent Development and Allocation & Partnership Culture
We want to be among the very best twenty-first century companies. Best-in-class underpins our operating philosophy and we are obsessed with talent. Through our digital transformation, our ultimate objective is to design, operate, and close mines in the most efficient, cost-effective, and responsible way possible.
✓	A partnership culture	International Business Experience and Global Partnerships Government and Regulatory Affairs & Community Relations Health, Safety & Environmental

Partnership is at the heart of everything we do. We are a global and interdependent enterprise – creating mutually-beneficial and long-term partnerships with our employees, our owners, and the communities and countries in which we operate is foundational to our success.

✓	Disciplined capital allocation	Capital Allocation & Financial Acumen M&A Execution
We aim to be the leading mining company focused on gold, growing our cash flow per share, and developing and operating high quality assets through disciplined allocation of human and financial capital and operational excellence.
✓	A sound risk culture	Risk Management
The Board’s responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively identify and manage risk.

12	Barrick Gold Corporation | 2017 Circular

Director Nominees

The following table reflects the diverse skills and strengths we believe are required to be a leading twenty-first century company operating in the mining industry, and the experience and expertise brought by each of our director nominees.

Name (age)	Director Since	Experience and Expertise	Primary Occupation	Committee Memberships
				Audit	Comp	CG&N	CR	Risk
Gustavo A. Cisneros (71) Independent	2003		Chairman of the Cisneros Group of Companies		✓	C
Graham G. Clow (66) Independent	2016		Chairman of Roscoe Postle Associates Inc.					✓
Gary A. Doer (68) Independent	2016		Corporate Director and former Canadian Ambassador to the United States				✓
Kelvin P.M. Dushnisky (53) Non-Independent	2016		President of Barrick
J. Michael Evans (59) Independent	2014		President, Alibaba Group Holding Ltd.					C
Brian L. Greenspun (70) Independent	2014		Publisher and Editor of the Las Vegas Sun			✓	✓
J. Brett Harvey (66) Independent, Lead Director	2005		Chairman Emeritus of CONSOL Energy Inc.		C
Nancy H.O. Lockhart (62) Independent	2014		Corporate Director and Retired Chief Administrative Officer of Frum Development Group			✓	C
NEW Pablo Marcet (53) Independent	2016		Corporate Director
Dambisa F. Moyo (48) Independent	2011		International economist and author	✓		✓		✓
Anthony Munk (56) Non-Independent	1996		Senior Managing Director of Onex Corporation					✓
J. Robert S. Prichard (68) Independent	2015		Chairman of Torys LLP, BMO Financial Group, and Metrolinx		✓			✓
Steven J. Shapiro (64) Independent	2004		Corporate Director and Retired Executive Vice President, Finance and Corporate Development at Burlington Resources Inc.	C	✓
John L. Thornton (63) Non-Independent, Executive Chairman	2012		Executive Chairman of Barrick
Ernie L. Thrasher (61) Independent	2014		Founder, Chief Executive Officer and Chief Marketing Officer of Xcoal Energy & Resources	✓	✓		✓

Mining Operations	Health, Safety & Environmental	Audit Comp	Audit Committee Compensation Committee

Capital Allocation & Financial Acumen	Talent Development and Allocation & Partnership Culture	CG&N	Corporate Governance & Nominating Committee

M&A Execution	International Business Experience and Global Partnerships	CR Risk	Corporate Responsibility Committee Risk Committee

Government and Regulatory Affairs & Community Relations	Risk Management	✓ C	Committee Member Committee Chair

Barrick Gold Corporation | 2017 Circular	13

Compensation Discussion & Analysis Highlights

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

Why should shareholders approve our Say on Pay?

✓	Our Board of Directors is active and engaged. We listened and responded to the feedback from our shareholders and refined our approach to compensation for the Executive Chairman.
✓	Our compensation practices ensure the interests of our Executive Chairman and Named Partners are one and the same as those of our shareholders.
✓	We executed on all of our 2016 objectives.
✓	Our compensation decisions reflect individual performance, overall business performance, and the shareholder experience in both the short-term and the long-term.
✓	We have a shareholder-friendly compensation system based on long-term ownership that does not encourage unnecessary and excessive risk-taking.

Our executives are not merely aligned with owners. They are owners. They are personally invested in Barrick’s success.

A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage. Employees who are financially and emotionally invested in Barrick are inspired and motivated to succeed. To that end, compensation at Barrick rewards execution on our overarching goal: the generation of wealth through responsible mining, wealth for our owners, our people, and the communities and countries with which we partner. This compensation philosophy is consistently applied to the Executive Chairman and our Named Partners. Our Executive Chairman now owns more than 2.4 million Common Shares, representing more than 18 times his base salary. Furthermore, in October 2016, we announced the creation of a new Global Employee Share Plan to make every Barrick employee a shareholder of the Company, ensuring financial and emotional investment by all of our people.

For our Executive Chairman and Named Partners, a significant portion of long-term incentives (LTI) are share-based.

•      A significant majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase Common Shares on the open market that cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Executive Chairman retires or leaves the Company.

•      100% of LTI for our Named Partners is delivered in the form of Performance Granted Share Units (PGSUs) and the after-tax proceeds upon vesting are used to purchase Common Shares on the open market (Restricted Shares) that cannot be sold until the Named Partner retires or leaves the Company.

We have a long-term compensation structure with holding requirements that far exceed those of our peers and the broader market.

•      Our Executive Chairman is required to hold his After-Tax Shares from his LTI award until the later of (a) the date the Executive Chairman retires or leaves the Company or (b) three years from the date of purchase. The value of his LTI award is meaningfully tied to our future share price performance.

•      Our Named Partners are required to hold 100% of their Restricted Shares from vested PGSU awards until they retire or leave the Company (up to two years longer if they leave to join, or provide services to, a defined competitor). The value of their LTI awards is meaningfully tied to our share price performance for many years in the future.

In October 2016, we announced the launch of Barrick’s Global Employee Share Plan to underscore our commitment to partnership, and the belief that every single employee should be personally invested in the long-term success of Barrick.

•      As far as we know, this is the first time in which a global public company has implemented a program to make all of its employees owners of its common shares. Employees received an initial grant of 25 Common Shares, which they must hold for as long as they work for the Company.

14	Barrick Gold Corporation | 2017 Circular

We executed on all our 2016 priorities

Our 2017 Strategic Priorities

(1)	Free cash flow and AISC per ounce are non-GAAP financial measures that do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance prescribed by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures”on page 88.

Barrick Gold Corporation | 2017 Circular	15

Our pay for performance system ties compensation to initiatives, priorities, and metrics that are linked to our long-term strategy and that we believe are important to the health and success of our business at all points in time

Linked to value creation priorities
Incentive Program	Eligibility	Delivery	Performance Basis	Short-Term	Long-Term

REFINED APPROACH Executive Chairman LTI	Executive Chairman	A significant majority of the LTI award is delivered in After-Tax Shares	Strategic Goals: Annual Initiatives (50%)	✓	✓
			Financial Goal: ROCE (50%)		✓
			Absolute and Relative TSR Modifier	✓	✓

Annual Performance Incentive (API)	Named Partners	Generally delivered in cash, unless otherwise determined by the Compensation Committee	Annual Initiatives (100%)	✓

Performance Granted Share Unit (PGSU) Plan	Named Partners	Share-based units that convert into Common Shares when they vest 33 months from the date of grant

Long-Term Scorecard:

•      Financial Metrics (60%): ROIC, Growth in Free Cash Flow per Share, Robust Dividend per Share, Strong Capital Structure, Capital Project Execution

•      Non-Financial Metrics (40%): Strategic Execution, Reputation and License to Operate, People Development

✓

Many companies provide long-term compensation in the form of stock options or restricted share units that are settled in cash, which are inconsistent with the principle of long-term ownership. We provide a significant portion of long-term compensation in the form of Common Shares that must be held as long as an individual is at Barrick, to underscore our commitment to ownership. We are intentionally different, and the effectiveness of our compensation system is best evidenced by our performance in 2016. We achieved every objective we committed to at the beginning of the year and the market has taken note of our performance. In 2016, we generated total shareholder return of 117%; this made Barrick the best performing stock among senior gold producers in 2016.

16	Barrick Gold Corporation | 2017 Circular

We have a shareholder-friendly compensation system that does not encourage unnecessary and excessive risk-taking

What we do:

✓	We pay for performance.	✓	We maintain a robust Clawback Policy.
✓	We ensure that the long-term interests of our Executive Chairman, Named Partners, and our shareholders are one and the same.	✓	We design our compensation plans to mitigate undue risk taking.
✓	We appropriately balance short-term and long-term incentive compensation for our Named Partners.	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards.
✓	We cap incentive plan payouts by individual maximum compensation opportunities for our Named Partners.	✓	We regularly review compensation.
✓	We stress-test incentive compensation programs, awards, and payouts.	✓	We hold an annual advisory vote on executive compensation.
✓	We maintain industry-leading minimum share ownership requirements for our Named Partners.	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices.
What we do not do:
✗	We do not guarantee incentive compensation.	✗	We do not re-price equity-based incentive compensation awards.
✗	We do not provide tax gross ups in connection with Change in Control severance payments.	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership.

Barrick Gold Corporation | 2017 Circular	17

Our Commitment to Corporate Governance

Effective governance is a foundation of our performance and success as a publicly-traded gold mining company with operations around the world.

The following sections provide an overview of our corporate governance initiatives, enhanced shareholder engagement efforts, how our Board oversees enterprise-wide risks, and how we have continued to build the right Board with experience and expertise that complements our strategy. We continuously review and seek to enhance our governance practices every year, as sound corporate governance practices are fundamental to our success.

Schedule A of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). We are committed to our governance practices being state-of-the-art and generally abide by the rules of the NYSE Standards, even though most of them do not directly apply to Barrick as a Canadian company.

Our Corporate Governance Initiatives

✓	Our Board is independent.

•	Board Independence: We adopted a minimum independence standard of two-thirds for our Board.

•	Committee Independence: Our Audit, Compensation, Corporate Responsibility, and Corporate Governance & Nominating Committees are comprised entirely of independent directors. Our Risk Committee is comprised of independent directors, with the exception of Anthony Munk who, under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices (National Instrument 58-101) and the NYSE Standards, is deemed not to be independent for a period of three years from the date that his father, Peter Munk, ceased to be the Chairman of Barrick (i.e., until April 30, 2017). All committees are chaired by an independent director.

•	Executive and Independent Sessions: Our Corporate Governance Guidelines mandate that:

¡	an in camera session follows every Board meeting (including special meetings) at which the non-executive directors meet without the Executive Chairman and without any other officers or employees present;

¡	a separate in camera session follows the non-executive director session, at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

¡	the Lead Director presides at each of these sessions.

•	Enhanced Board Interlocks Policy: Our guidelines limit the number of board interlocks that can exist at any time to no more than two, and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A Board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company.

✓	Our Board is effective.

•	Board Assessment: The Board, its committees, and individual directors participate in an annual assessment process in which the Lead Director and the Chairman of the Corporate Governance & Nominating Committee jointly interview each of the directors. The interview process includes director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process are reviewed with the entire Board, and the Lead Director and Chairman of the Corporate Governance & Nominating Committee meet with the individual directors to share feedback from the peer reviews.

•	Continuing Education for Directors: We continue to enhance the ongoing education of our directors. Continuing education sessions are incorporated into all regularly scheduled Board meetings. For further details on the education program for 2016, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

18	Barrick Gold Corporation | 2017 Circular

✓	Our Board is responsive.

•	Shareholder Engagement Policy: In March 2016, the Board adopted a formal Shareholder Engagement Policy. The Policy is designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance. The Policy is available on our website at www.barrick.com/company/governance.

•	Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election, in an uncontested election, must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. The resignation will be accepted absent exceptional circumstances.

✓	Our approach to corporate governance evolves with state-of-the-art practices.

•	Enhanced Clawback Policy: Incentive compensation paid or granted to the Executive Chairman, Named Partners, and select senior employees is subject to clawback in cases of a material financial misstatement, or determination by the Board that wrongful conduct has occurred, which resulted in a plan participant receiving or realizing a higher amount of incentive compensation than would have been received or realized absent the wrongful conduct.

•	Share Ownership Policies for Directors and Executives: Barrick maintains minimum share ownership requirements for its directors, executives, and other officers. Directors are required to hold at least three times the value of their annual Board retainer in Common Shares and/or Deferred Share Units (DSU). See “Report on Director Compensation and Equity Ownership – Director Share Ownership Requirements” on page 40 of this Circular. Our NEOs are required to hold between four and 10 times their salary in Common Shares, RSUS, and PGSUs. See “2016 Compensation of Named Executive Officers – Managing Compensation Risks – Share Ownership Requirements” on page 67.

•	Anti-hedging Policy: Barrick has adopted a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their share ownership and equity-based LTI compensation.

New Corporate Governance Initiatives

In addition to the significant overhaul of our corporate governance practices over the last few years, we continue to assess our governance practices every year. We have implemented several new initiatives to strengthen our practices in this area:

Integrated Investor Engagement Approach to Corporate Governance

Underscoring our commitment to transparency and open dialogue with our shareholders, we appointed Mr. Daniel Oh as Senior Vice President, Investor Engagement and Governance in July 2016. Mr. Oh’s expertise in corporate governance and his experience at BlackRock Inc., State Street Global Advisors, and Institutional Shareholder Services (ISS) will allow us to continue to strengthen our practices, while improving our communication and performance on all corporate governance matters. Mr. Oh serves as a central point of contact for investor engagement on governance and is responsible for building enduring partnerships with both new and existing shareholders, with a focus on heightened engagement and transparency, and will also advise management and the Board of Directors on matters of corporate governance.

Enhanced Shareholder Engagement

Consistent with our commitment to enhanced shareholder engagement, Barrick undertook a number of initiatives in 2016 to meet with, and facilitate feedback from, its shareholders. Highlights include the following:

•	2016 Investor Day: On February 22, 2016, Barrick hosted an Investor Day at the NYSE which was attended by a group of 74 significant shareholders and key analysts, and was broadcast via live audio webcast for those who could not attend in person. Our Executive Chairman opened the session by highlighting Barrick’s long-term vision for generating shareholder value. He was followed by senior executives and general managers of our core mines who provided financial and operational updates.

•	Investor luncheon with independent directors: On December 12, 2016, J. Brett Harvey (Barrick’s Lead Director and Chair of the Compensation Committee), along with J. Michael Evans (the Chair of the Risk Committee), Nancy H.O. Lockhart (the Chair of the Corporate Responsibility Committee and member of the Corporate Governance & Nominating Committee) and Pablo Marcet (Barrick’s newest independent director), hosted a luncheon in New York City without management present, which was attended by shareholders representing 21% of Barrick’s outstanding Common Shares. The purpose of the luncheon was to engage with investors and directly solicit their views on Barrick’s strategy, performance, governance initiatives, and approach to executive compensation.

Barrick Gold Corporation | 2017 Circular	19

•	Enhanced shareholder communication: In 2016, Barrick introduced a designated Investor Relations hotline to supplement the existing email address. The hotline provides shareholders with improved access to the Company and facilitates shareholder engagement. Shareholders may communicate their views to management through the Company’s Investor Relations department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Ongoing Board Renewal

The Board should represent a mosaic of skills and experience that are relevant to our business. We seek individuals who will serve as a voice for owners, by crafting policies to create long-term value per share and ensuring that the partnership successfully carries out those policies.

Our core business is partnering with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders to extract resources from the ground. Building long-term partnerships with stakeholders, obtaining community support, political support, negotiating taxation and other benefit sharing arrangements, obtaining necessary permits, and protecting communities and the environment are vitally critical to the success of our business. This requires continuous engagement with a diverse group of stakeholders at the local, national, and international levels. We can have the best technical talent in the industry, but if we do not get these things right, we will not have a viable business.

We therefore believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, with those who have technical and operating expertise and financial acumen.

We have undertaken a significant program of Board renewal over the past few years, which has increased the independence of the Board from just over 50% in 2013 to 80% today (assuming all nominees are elected). It has also strengthened the diversity of the experience and skills represented on the Board. Nine of our 15 nominated directors are new to the Board since April 2014.

In all cases, our recent nominees bring with them specific and relevant experience to our business.

This includes Brian Greenspun, our first ever director from Nevada, a state that accounted for more than 40% of our gold production in 2016 and will be critical to our future success. Given the significant role of our U.S. operations, in 2016, we nominated Gary Doer, one of the foremost experts on Canada-U.S. relations, and someone who intimately understands the American political, legal, and regulatory system.

Since 2014, the Board has enhanced its technical and operating expertise by adding four directors with deep mining experience. Most recently, Pablo Marcet joined the Board in December 2016. Mr. Marcet is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and in East Africa. During his extensive career, Mr. Marcet has held senior management positions in geology, mining operations, and business development, including 15 years at BHP Billiton. The addition of Mr. Marcet to the Board reflects the increasingly important role that Latin America will play in Barrick’s long-term growth strategy. Three of our other recent nominees also have deep mining experience. Graham Clow, a seasoned mine builder and operator with more than 40 years of experience across all technical aspects of the business, from exploration to mine closure, joined the Board in 2016. Mr. Clow’s experience is complemented by Ernie Thrasher, who joined the Board in 2014, and whose career in mining spans five decades. Mr. Thrasher began as a heavy equipment operator at a family-owned mining company in 1971 and went on to become the founder and CEO of a leading coal products supplier. Kelvin Dushnisky, who joined the Board in 2016, has more than 25 years of international mining industry experience, with a focus on project development, government relations, and public affairs. Taken together, these four director nominees have more than 140 years of experience in the mining industry.

Rounding out the skill set of our recent nominees, Nancy Lockhart brings strong leadership and expertise on environmental and social governance, Michael Evans is among the world’s foremost experts on risk management, equity capital markets, and international finance, and Robert Prichard recently received the Fellowship Award from Canada’s Institute of Corporate Directors, one of the country’s highest honors for directors, recognizing excellence and leadership in the boardroom.

20	Barrick Gold Corporation | 2017 Circular

Director Search Process

We identify director candidates through a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee and carried out in accordance with Barrick’s Diversity Policy. Barrick retains an external search firm to identify potential candidates. Candidates are also sourced through recommendations from various members of the Board, and in consultation with business, political, and other leaders in Canada, the United States, and around the world. The Committee continuously evaluates the composition of the Board, and assesses the ability of candidates to contribute to the effective oversight of the management of the Company. The Committee also considers each candidate’s background, experience, skills, and knowledge relative to the needs of the Company and carries out comprehensive due diligence on each individual.

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to efficiently and effectively assess risks so that they can be prioritized and addressed appropriately. To achieve this, the Board expects management to:

•	maintain a framework that ensures we manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for managing and mitigating risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

By simplifying our head office and eliminating management layers between it and the mines, we have accelerated the pace at which information flows between them. This nimble structure enhances our risk management processes by promoting instant information sharing and greater transparency. Risks facing the operations and organization more broadly are reviewed during the weekly Business Plan Review (BPR) meetings. In addition, the appointment of a Chief Investment Officer to chair Barrick’s Investment Committee in 2016 ensures that a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward.

The Board and its Committees are responsible for overseeing the Company’s enterprise risk and internal control frameworks, risk management and major financial risks and financial reporting exposures, the alignment of Barrick’s executive compensation programs with strategic priorities, and the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. During 2016, significant improvements were made to the quality of risk information provided to the Risk Committee to ensure the Committee is provided with concise and relevant risk information that facilitates meaningful discussions about key risks facing the organization and how they are being managed. The Company’s risk management framework was also further enhanced through the design of a Critical Controls Management approach for material risks, which will be rolled out in 2017. For a more detailed description of our risk oversight processes, please see “Risk Oversight” in Schedule A.

Barrick Gold Corporation | 2017 Circular	21

Directors

The Board recommends a vote FOR all nominees listed below.

We believe our Board nominees must strike the right balance between those who have skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operating expertise and financial and business acumen.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director for Board consideration. There are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company.

All other director information can be found in “Report on Director Compensation and Equity Ownership” on page 39, “Committees of the Board” on page 32, and in Schedule A of this Circular.

Director since September 2003 Santo Domingo, Dominican Republic Areas of Expertise
Capital Allocation & Financial Acumen

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

International Business Experience and Global Partnerships

Gustavo A. Cisneros (71), Independent

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately-held media, entertainment, technology, and consumer products organization. Mr. Cisneros is a member of Barrick’s International
Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Cisneros is a member of the advisory boards of a number of organizations and universities, including the United Nations
Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory
Board, The Americas Society, and Harvard University. Mr. Cisneros holds an undergraduate degree from
Babson College.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	93.9%	6.1%	Compensation	9/10
2015	75.0%	25.0%	Corporate Governance & Nominating (Chair)	5/6
			Overall Attendance	91.7%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2017
Common Shares				11,000
DSUs				100,859
Options				Nil
Meets share ownership requirement

22	Barrick Gold Corporation | 2017 Circular

Director since April 2016 Toronto, ON, Canada Areas of Expertise
Mining Operations

Health, Safety & Environmental

Risk Management

Capital Allocation & Financial Acumen

International Business Experience and Global Partnerships

Graham G. Clow (66), Independent(1)

Mr. Clow is the Chairman and Principal Mining Engineer of Roscoe Postle Associates Inc. (RPA), a consulting firm providing reserves and resources services to the mining industry at all stages of project development.
He has more than 40 years of experience in all aspects of mining, including acquisitions, exploration, feasibility, finance, development, construction, operations, and closure. Prior to joining RPA in 2001,
Mr. Clow spent more than 20 years in senior executive and operating positions, including with publicly listed mining companies. For a number of years, Mr. Clow served as an Adjunct Professor at the Lassonde
Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. He was formerly the Chairman of the Metal Mining Division of the Canadian Institute of Mining, Metallurgy, and
Petroleum (CIM) and was a member of the committee on ore reserve definitions that established the requirements for the Canadian Securities Administrators’ National Instrument 43-101—Standards of
Disclosure for Mineral Projects. Mr. Clow is a Fellow of the CIM and has been awarded the Vale Medal and the CIM Metal Mining Award for his contributions to the industry. He holds degrees in geology and mining engineering from Queen’s University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6
2016	87.0%	13.0%	Risk	3/3
2015	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years(2)
Dominion Diamond Corporation				(2013 to Present)
Acacia Mining plc				(2013 to 2016)
Securities Held as at March 1, 2017
Common Shares				10,012
DSUs				5,844
Options				Nil
Has until April 26, 2021 to meet share ownership requirement

(1)	Graham G. Clow was an independent non-executive director of Acacia Mining plc (Acacia), a 63.9%-owned subsidiary of Barrick, but ceased to be a director of Acacia on April 21, 2016. As noted above, Graham G. Clow is the Chairman and Principal Mining Engineer of RPA, a consulting firm used by the Company to audit its resource and reserve estimates and to provide consulting and technical services in connection with the preparation of technical reports. Barrick paid fees totaling Cdn $900,717 and Cdn $763,990 to RPA in 2016 and 2015, respectively. In assessing Mr. Clow’s independence, the Board carefully considered (i) the relationship between Barrick and RPA, (ii) Mr. Clow’s position at RPA and his former position as a director of Acacia, and (iii) the fees paid by Barrick to RPA (which were below the quantitative limit set out in the NYSE Standards), prior to coming to the view that the foregoing could not reasonably be expected to interfere with Mr. Clow’s ability to exercise independent judgment should he be elected as a director of Barrick. Barrick intends to continue to use RPA to provide the services described above, and the Board will reassess Mr. Clow’s independence on an annual basis.

(2)	Graham G. Clow was a director of Campbell Resources Inc. (Campbell Resources) in 2005 when that company filed for protection under the Companies Creditors’ Arrangement Act (the CCAA). Mr. Clow ceased to be a director of Campbell Resources on November 14, 2008, prior to Campbell Resources filing for protection from its creditors under the CCAA for a second time, on January 28, 2009.

Barrick Gold Corporation | 2017 Circular	23

Director since April 2016 Winnipeg, MB, Canada Areas of Expertise
Government and Regulatory Affairs & Community Relations

International Business Experience and Global Partnerships

Health, Safety & Environmental

Risk Management

Gary A. Doer (68), Independent

Mr. Doer was Canada’s ambassador to the United States of America from October 2009 until January 2016, a jurisdiction that represents a very significant portion of our business. Prior to that, he was Premier of
Manitoba for 10 years. In 2005, Business Week magazine named Mr. Doer as one of the top 20 international leaders on climate change.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6
2016	98.3%	1.7%	Corporate Responsibility	2/3
2015	N/A	N/A
			Overall Attendance	88.9%
Other Public Boards During Past Five Years
Great-West Lifeco Inc.				(2016 to Present)
IGM Financial Inc.				(2016 to Present)
Power Corporation of Canada				(2016 to Present)
Power Financial Corporation				(2016 to Present)
Securities Held as at March 1, 2017
Common Shares				Nil
DSUs				5,844
Options				Nil
Has until April 26, 2021 to meet share ownership requirement

Director since February 2016 Toronto, ON, Canada Areas of Expertise
Government and Regulatory Affairs & Community Relations

International Business Experience and Global Partnerships

Capital Allocation & Financial Acumen

Mining Operations

Risk Management

Health, Safety & Environmental

Kelvin P.M. Dushnisky (53), Non-Independent(3)

Mr. Dushnisky joined Barrick in 2002 as Director of Regulatory Affairs and was appointed President of
Barrick on August 17, 2015. He has more than 25 years of international mining industry experience, with a focus on project development, government relations, and public affairs. As President of Barrick, he has overall responsibility for execution of the Company’s strategic priorities. Mr. Dushnisky is also Chairman of the Board of Directors of Acacia Mining plc and represents Barrick at the World Gold Council, the
International Council on Mining and Metals, and the Business Council of Canada. Prior to joining Barrick, he held management positions at EuroZinc Mining Corporation, Sutton Resources, and Rescan Consultants.
Mr. Dushnisky holds an Honours Bachelor of Science degree from the University of Manitoba, in addition to a Master of Science degree and a Juris Doctor degree from the University of British Columbia.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	7/7
2016	97.9%	2.1%
2015	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
Acacia Mining plc				(2012 to Present)
CanWel Building Materials Group Ltd.				(2010 to Present)
Bioteq Environmental Technologies Inc.				(2001 to 2012)
Securities Held as at March 1, 2017
Common Shares				57,746
PGSUs				367,667
PRSUs				Nil
RSUs				Nil
Options				347,265
Has until February 17, 2020 to meet share ownership requirement for President

(3)	Mr. Dushnisky is not independent because he is the President of Barrick.

24	Barrick Gold Corporation | 2017 Circular

Director since July 2014 New York, NY, USA Areas of Expertise
Risk Management

Capital Allocation & Financial Acumen

M&A Execution

International Business Experience & Global Partnerships

Talent Development and Allocation & Partnership Culture

J. Michael Evans (59), Independent

Mr. Evans is the President of Alibaba Group Holding Ltd., a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of
Alibaba Group Holding Ltd. with responsibility for evaluating operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to
2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was principally responsible for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from
Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	88.9%	11.1%	Risk	5/5
2015	93.9%	6.1%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Alibaba Group Holding Ltd.				(2014 to Present)
Securities Held as at March 1, 2017
Common Shares				Nil
DSUs				42,967
Options				Nil
Meets share ownership requirement

Director since July 2014 Henderson, NV, USA Areas of Expertise
Government and Regulatory Affairs & Community Relations

Talent Development and Allocation & Partnership Culture

M&A Execution

Capital Allocation & Financial Acumen

Brian L. Greenspun (70), Independent

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive
Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential
Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House
Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the
Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution,
the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is
active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	99.5%	0.5%	Corporate Governance & Nominating	6/6
2015	93.8%	6.2%	Corporate Responsibility	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years(4)
None

Securities Held as at March 1, 2017
Common Shares				31,185
DSUs				32,225
Options				Nil
Meets share ownership requirement

(4)	Mr. Greenspun was a director of the Tribune Company, a privately-held company, when it filed for bankruptcy protection in December 2008. Mr. Greenspun ceased being a director of the Tribune Company on December 31, 2012.

Barrick Gold Corporation | 2017 Circular	25

Director since December 2005 Canonsburg, PA, USA Areas of Expertise
Mining Operations

Health, Safety & Environmental

Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

Risk Management

J. Brett Harvey (66), Independent, Lead Director

Mr. Harvey is Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company. He was
CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to
January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive
Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and
Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he
was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold
Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal
Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy
Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	93.0%	7.0%	Compensation (Chair)	10/10
2015	74.1%	25.9%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Allegheny Technologies Inc.				(2007 to Present)
CONSOL Energy Inc.				(1998 to 2016)
Securities Held as at March 1, 2017
Common Shares				29,175
DSUs				73,367
Options				Nil
Meets share ownership requirement

Director since April 2014 Toronto, ON, Canada Areas of Expertise
Health, Safety & Environmental

Government and Regulatory Affairs & Community Relations

Talent Development and Allocation & Partnership Culture

Risk Management

Nancy H.O. Lockhart (62), Independent

Ms. Lockhart is a Corporate Director. She was the Chief Administrative Officer of Frum Development Group,
a property development and management company, from 1995 to September 2013. She is also a member of the Sotheby’s Canada Advisory Board. Ms. Lockhart is a director of the Centre for Addiction and Mental
Health Foundation, the Loran Scholars Foundation, and the Royal Conservatory of Music, and the Chair of
Crow’s Theatre Company. She is a past director of the Canada Deposit Insurance Corporation.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	97.2%	2.8%	Corporate Governance & Nominating	6/6
2015	90.9%	9.1%	Corporate Responsibility (Chair)	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Atrium Mortgage Investment Corporation				(2013 to Present)
Gluskin Sheff & Associates Inc.				(2013 to Present)
Loblaw Companies Limited				(2005 to Present)
Securities Held as at March 1, 2017
Common Shares				Nil
DSUs				45,983
Options				Nil
Meets share ownership requirement

26	Barrick Gold Corporation | 2017 Circular

Director since December 2016 Buenos Aires, Argentina Areas of Expertise
Mining Operations

International Business Experience and Global Partnerships

Government and Regulatory Affairs & Community Relations

Health, Safety & Environmental

Risk Management

Pablo Marcet (53), Independent

Mr. Marcet is a Corporate Director. He is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and in East Africa. During his career, Mr. Marcet has held senior management positions in geology, mining operations, and business development, including 15 years at BHP Billiton. He also served as President of Northern Orion Resources’
South American operations before the company’s acquisition by Yamana Gold, and later as Chief Executive
Officer of Waymar Resources, until its acquisition by Orosur Mining. Mr. Marcet holds a Bachelor of Science degree in Geology from the University of the Pacific in Stockton, California, a Master’s degree in Economic
Geology from Harvard University, and a Master of Business Administration degree from the University of
Phoenix.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	1/1
2016	N/A	N/A
2015	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
U3O8 Corp.				(2011 to Present)
Orosur Mining Inc.				(2014 to 2016)
Waymar Resources Ltd.				(2010 to 2014)
Securities Held as at March 1, 2017
Common Shares				Nil
DSUs				916
Options				Nil
Has until December 6, 2021 to meet share ownership requirement

Director since April 2011 New York, NY, USA Areas of Expertise
International Business Experience and Global Partnerships

Government and Regulatory Affairs & Community Relations

Capital Allocation & Financial Acumen

Risk Management

Dambisa F. Moyo (48), Independent

Dr. Moyo is an international economist and author on the global economy. Dr. Moyo worked at the World
Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008, where she worked in debt capital markets, hedge fund coverage, and as an economist in the global macroeconomics team. Dr. Moyo holds an undergraduate degree and a Master’s degree in Business Administration from American University, a
Master’s degree from Harvard University’s Kennedy School of Government, and a Doctorate in Economics
from Oxford University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	98.5%	1.5%	Audit	6/6
2015	92.8%	7.2%	Corporate Governance & Nominating	6/6
			Risk	5/5

			Overall Attendance	100%
Other Public Boards During Past Five Years
Chevron Corporation				(2016 to Present)
Seagate Technology PLC				(2015 to Present)
Barclays Bank PLC				(2010 to Present)
SABMiller PLC				(2009 to 2016)
Lundin Petroleum AB				(2009 to 2012)
Securities Held as at March 1, 2017
Common Shares				Nil
DSUs				45,334
Options				Nil
Meets share ownership requirement

Barrick Gold Corporation | 2017 Circular	27

Director since December 1996 Toronto, ON, Canada Areas of Expertise
Capital Allocation & Financial Acumen

M&A Execution

Risk Management

International Business Experience and Global Partnerships

Talent Development and Allocation & Partnership Culture

Anthony Munk (56), Non-Independent(5)

Mr. Munk has been a Senior Managing Director of Onex Corporation, a leading North American private equity firm, since 2013. Prior to 2013 he was a Managing Director of Onex Corporation. In his capacity with
Onex Corporation, Mr. Munk has worked on numerous private equity transactions and served on the boards of a number of portfolio companies. Mr. Munk currently serves on the boards of JELD-WEN Holding, Inc.,
Jack’s Family Restaurants, Inc., Save-A-Lot, Clarivate Analytics, and Cineplex Inc. Mr. Munk holds a Bachelor of Arts (Honours) degree from Queen’s University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	98.6%	1.4%	Risk	5/5
2015	91.7%	8.3%
			Overall Attendance	100%
Other Public Boards During Past Five Years
JELD-WEN Holding, Inc.				(2017 to Present)
Cineplex Inc.				(2003 to Present)
Securities Held as at March 1, 2017
Common Shares				55,000
DSUs				89,236
Options				Nil
Meets share ownership requirement

(5)	Consistent with National Instrument 58-101 and the NYSE Standards, Anthony Munk is deemed not to be independent for a period of three years from the date that his father, Peter Munk, ceased to be Chairman of Barrick (i.e., April 30, 2017).

Director since December 2015 Toronto, ON, Canada Areas of Expertise
Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

Capital Allocation & Financial Acumen

Risk Management

J. Robert S. Prichard (68), Independent

Mr. Prichard is Chairman of the Board of Bank of Montreal, a Canadian financial institution, a position he has held since March 2012. Since September 2010, Mr. Prichard has served as non-executive Chairman of
Torys LLP, a Canadian law firm. He also serves as Chairman of Metrolinx, the regional transportation agency and operator for the Greater Toronto and Hamilton area. Mr. Prichard was formerly President and Chief
Executive Officer of Metrolinx, President and Chief Executive Officer of Torstar Corporation, and President
of the University of Toronto. In addition to the public company boards listed below, Mr. Prichard is a trustee of The Hospital for Sick Children. Mr. Prichard holds a Master’s degree in Business Administration from the
University of Chicago and law degrees from the University of Toronto and Yale University. He is an Officer
of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada, and a
Fellow of Canada’s Institute of Corporate Directors.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	99.1%	0.9%	Compensation	10/10
2015	N/A	N/A	Risk	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Bank of Montreal				(2000 to Present)
George Weston Limited				(2000 to Present)
Onex Corporation				(1994 to Present)
Securities Held as at March 1, 2017
Common Shares				20,000
DSUs				14,213
Options				Nil
Meets share ownership requirement

28	Barrick Gold Corporation | 2017 Circular

Director since September 2004 Silverthorne, CO, USA Areas of Expertise
Capital Allocation & Financial Acumen

Risk Management

Mining Operations

M&A Execution

International Business Experience and Global Partnerships

Steven J. Shapiro (64), Independent

Mr. Shapiro is a Corporate Director with more than 35 years of experience in the energy and mining business. He spent nine years in the coal and minerals business at ARCO, a producer of copper, molybdenum, uranium, and coal, with byproducts including gold and silver. Mr. Shapiro was President of
ARCO Coal Australia, overseeing four operating mines with 1,100 employees. He was also Manager of
Acquisitions for the Anaconda Company (a subsidiary of ARCO at the time) and the Vice President, Finance for ARCO’s coal and minerals division. Mr. Shapiro was formerly Executive Vice President, Finance and
Corporate Development and a director of Burlington Resources, Inc., an oil and gas exploration and production company. He was also formerly Senior Vice President and a director of Vastar Resources, an oil and gas exploration and production company. Mr. Shapiro holds an undergraduate degree from Union
College and a Master’s degree in Business Administration from Harvard University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	94.0%	6.0%	Audit (Chair)	6/6
2015	75.6%	24.4%	Compensation	10/10
			Overall Attendance	100%
Other Public Boards During Past Five Years
Asia Resource Minerals plc(6)				(2011 to 2014)
El Paso Corporation				(2006 to 2012)
Securities Held as at March 1, 2017
Common Shares				30,000
DSUs				69,341
Options				Nil
Meets share ownership requirement

(6)	Trading on the London Stock Exchange of the voting ordinary shares of Bumi plc (which changed its name to Asia Resource Minerals plc on December 17, 2013) was suspended by the United Kingdom Financial Conduct Authority (the FCA) from April 22, 2013 to July 22, 2013. Bumi plc voluntarily requested this temporary trading suspension pending clarification of the company’s financial position on the publication of its audited full year results for the year ended December 31, 2012. Trading in the voting ordinary shares of Bumi plc resumed on July 22, 2013, following the publication of its audited full year results for 2012 and discussions with the FCA. Mr. Shapiro ceased to be a director of Asia Resource Minerals plc on June 5, 2014.

Barrick Gold Corporation | 2017 Circular	29

Director since February 2012 Palm Beach, FL, USA Areas of Expertise
M&A Execution

Capital Allocation & Financial Acumen

International Business Experience and Global Partnerships

Talent Development and Allocation & Partnership Culture

Risk Management

Government and Regulatory Affairs & Community Relations

John L. Thornton (63), Non-Independent, Executive Chairman of Barrick

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to
April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance
Corporation, an Asian investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory
Board of the Tsinghua University School of Economics and Management in Beijing. He is also Co-Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group Inc. Mr. Thornton is a trustee, advisory board member or member of, the China Investment Corporation (CIC), The Hotchkiss School, McKinsey Advisory
Council, Morehouse College, and the African Leadership Academy. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	97.4%	2.6%
2015	87.3%	12.7%
			Overall Attendance	100.0%
Other Public Boards During Past Five Years
Ford Motor Company				(1996 to Present )
China Unicom (Hong Kong) Limited				(2008 to 2015)
HSBC Holdings plc				(2008 to 2013)
Securities Held as at March 1, 2017
Common Shares(7)(8)				2,197,887
DSUs				1,134
Options				Nil
Meets share ownership requirement for Executive Chairman

(7)	Mr. Thornton owns 1,212,402 Common Shares directly, 33,220 Common Shares indirectly through a Rollover IRA, and 500,000 Common Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,600 Common Shares held in the names of his wife and children. In addition, 211,665 Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Common Shares held in trust.
(8)	On March 16, 2017, Mr. Thornton purchased an additional 210,450 Common Shares, bringing his total share ownership position to 2,408,337 Common Shares worth over 18 times his base salary. Please see “2016 Compensation of Named Executive Officers – Managing Compensation Risks – Share Ownership Requirements” beginning on page 67 for more information.

30	Barrick Gold Corporation | 2017 Circular

Director since April 2014 Latrobe, PA, USA Areas of Expertise
Mining Operations

Health, Safety & Environmental

Capital Allocation & Financial Acumen

Government and Regulatory Affairs & Community Relations

International Business Experience and Global Partnerships

Ernie L. Thrasher (61), Independent

Mr. Thrasher is a seasoned veteran of the mining and resources industry with a career spanning five decades. He is the founder, Chief Executive Officer, and Chief Marketing Officer of Xcoal Energy &
Resources, a global coal products supplier and the largest exporter of U.S. origin coal to Asia, whose activities also include the financing and development of mining and related infrastructure projects in West
Virginia and in the anthracite coalfield in Northeastern Pennsylvania.

Mr. Thrasher’s career in mining dates back to 1971, working for his family’s mining company for 10 years as a manual labourer, equipment operator, pit superintendent, and ultimately in operations and mine planning. From 1981 to 1991, Mr. Thrasher worked at Primary Coal, Inc., where his responsibilities included coal procurement, inland transport, and logistics. Over the next 12 years, prior to founding Xcoal,
Mr. Thrasher served as President of AMCI Export Corporation and Executive Vice President, Marketing of
AMCI International (both coal products suppliers) where, in addition to his role overseeing the commercial operations of the business, he was involved in mine planning and the development of AMCI’s mining operations in Australia and Mozambique.

Mr. Thrasher is a member of the Council on Foreign Relations (USA) and a director on the National
Committee on United States-China Relations.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	8/8
2016	94.0%	6.0%	Audit	6/6
2015	76.0%	24.0%	Compensation	10/10
			Corporate Responsibility	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2017
Common Shares				50,000
DSUs				45,983
Options				Nil
Meets share ownership requirement

Barrick Gold Corporation | 2017 Circular	31

Committees of the Board

A significant portion of the Board’s oversight responsibilities is carried out through its five standing committees.

The Board has established five standing committees, all of which have a written mandate. Consistent with the applicable standards of the Canadian Securities Administrators, the TSX Rules, and the NYSE Standards, all the members of the Audit Committee, Compensation Committee, and Corporate Governance & Nominating Committee are independent directors. The Corporate Responsibility Committee is comprised entirely of independent directors and the Risk Committee is comprised of independent directors with the exception of Anthony Munk, who, under National Instrument 58-101 and the NYSE Standards, is deemed not to be independent for a period of three years from the date his father, Peter Munk, ceased to be Chairman of Barrick (i.e., April 30, 2017). The Chair of the Risk Committee is an independent director.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Executive Chairman and/or Corporate Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available at www.barrick.com/company/governance.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the Corporate Governance & Nominating Committee and the Board.

The following chart sets out the members of the committees as of the date of this Circular:

Committee	Members

Audit Committee	Steven Shapiro (Chair), Dambisa Moyo, Ernie Thrasher

Compensation Committee	Brett Harvey (Chair), Gustavo Cisneros, Robert Prichard, Steven Shapiro, Ernie Thrasher

Corporate Governance & Nominating Committee	Gustavo Cisneros (Chair), Brian Greenspun, Nancy Lockhart, Dambisa Moyo

Corporate Responsibility Committee	Nancy Lockhart (Chair), Gary Doer, Brian Greenspun, Ernie Thrasher

Risk Committee	Michael Evans (Chair), Graham Clow, Dambisa Moyo, Anthony Munk, Robert Prichard

Committee membership rotates periodically. At least once per year, the Corporate Governance & Nominating Committee reviews the composition of committees and recommends committee members and Chairs to the Board for approval.

32	Barrick Gold Corporation | 2017 Circular

AUDIT COMMITTEE

From left to right: S. Shapiro (Chair), E. Thrasher, D. Moyo

Members(1)	Independent	Meetings	Attendance
Steven Shapiro (Chair)(2)	✓	6 of 6	100%
Dambisa Moyo	✓	6 of 6	100%
Ernie Thrasher	✓	6 of 6	100%
Total	100%		100%

Key Oversight Responsibilities

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; and the performance of the internal audit function and the external auditor. The full Audit Committee mandate is available at www.barrick.com/company/governance. For more information on the Audit Committee, please also refer to the section entitled “Audit Committee” in our Annual Information Form for the year ended December 31, 2016.

Key Activities and Accomplishments for 2016

Financial Reporting

•    Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with IFRS and related management’s discussion and analysis

•    Reviewed reports from the Company’s Reserves and Resources Committee

•    Reviewed the Company’s disclosure controls and procedures

Oversight of Control Functions

•    Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•    Oversaw the Company’s risk management process and major financial risks and financial reporting procedures and processes, all as they relate to internal control over financial reporting

•    Monitored the effectiveness of the internal audit function; reviewed and approved the annual internal audit plan

Updated Code of Business Conduct and Ethics

•    Reviewed and recommended for Board approval revisions to our Code of Business Conduct and Ethics to make it less formal, more closely connected to our core values, and more user-friendly by incorporating clear examples and a section on frequently asked questions

Audit Planning Report and Conduct of Audit

•    Approved the external auditor’s audit planning report and fees and oversaw the conduct of its audit, which included the auditor’s opinion on the effectiveness of the Company’s internal controls over financial reporting

Administered Auditor Conflicts Policy

•    Oversaw the Policy on the Pre-Approval of Audit, Audit-Related and Non-Audit Services, which requires the pre-approval of services performed by our auditor. The Policy specifies the scope of services permitted to be performed by the auditor to ensure its independence is not compromised. All services provided by our auditor in 2016 were approved by the Audit Committee pursuant to the Policy

Finance Organizational Structure	• Evaluated reports on the organizational structure of our Finance Group and overall initiatives to streamline our finance processes
Compliance and Regulatory Matters

•    Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy, and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•    Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

•    Reviewed the status of significant litigation and cybersecurity measures

•    Reviewed the Company’s tax accounting process and global tax policies

Notes to Audit Committee Membership:

(1)	All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

(2)	The Board has determined that Mr. Shapiro is an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations, or liability on Mr. Shapiro that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board has only made this specific determination in respect of Mr. Shapiro.

Barrick Gold Corporation | 2017 Circular	33

COMPENSATION COMMITTEE

From left to right: E. Thrasher, S. Shapiro, B. Harvey (Chair), R. Prichard, G. Cisneros

Members	Independent	Meetings	Attendance
Brett Harvey (Chair)	✓	10 of 10	100%
Gustavo Cisneros	✓	9 of 10	90%
Robert Prichard	✓	10 of 10	100%
Steven Shapiro	✓	10 of 10	100%
Ernie Thrasher	✓	10 of 10	100%
Total	100%		98%

Key Oversight Responsibilities

The Compensation Committee supports the Board in monitoring, reviewing, and approving compensation policies and practices and administering share compensation plans. It designs and drives all aspects of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics that drive the creation of long-term shareholder value. For further detail about the role and responsibilities of the Compensation Committee, see “2016 Compensation of Named Executive Officers – Compensation Governance and Oversight – Role of the Compensation Committee” beginning on page 64. The full Compensation Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2016

Shareholder Engagement	• Considered shareholder feedback on the approach to compensation for our Executive Chairman and Named Partners
Executive Chairman Compensation

•    In consultation with its independent compensation consultant, Pay Governance LLC (Pay Governance), reviewed global top executive pay from our Mining Peer Group and the broader market to set a total compensation range for our Executive Chairman

•    Evaluated traditional and innovative performance-based compensation models employed by other companies and recommended approval of a unique four-step performance and compensation framework for the Executive Chairman

Approved Executive Compensation

•    Reviewed the Executive Chairman’s recommendations and recommended approval of API opportunities and payouts for the seven partners, other than our President, who made up our Executive Committee in 2016, namely our Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; Chief Operating Officer; Executive Vice President, Talent Management; Executive Vice President, Exploration and Growth; Chief Investment Officer; and Chief of Staff

•    Evaluated 2016 performance and recommended approval of PGSU awards for the Executive Committee

•    After considering the Corporate Governance & Nominating Committee’s performance evaluation of the Executive Chairman, completed in consultation with the Lead Director, and the Executive Chairman’s performance evaluation of the President, determined and recommended to the independent directors for approval the 2016 compensation for the Executive Chairman and the President

•    Evaluated 2014-2016 performance and approved vesting of the February 2014 Performance Restricted Share Units (PRSUs) granted in 2014 (89.97% of target)

•    Reviewed Management’s proposed peer group changes and determined that they will re-evaluate the Mining Peer Group during 2017 to ensure its continued appropriateness

•    Approved the 2016 Report on Director Compensation and Equity Ownership and Compensation Discussion & Analysis

Barrick’s Global Employee Share Plan	• Reviewed and recommended for Board approval the Global Employee Share Plan to foster an ownership culture at all levels of the Company
Governance

•    Evaluated Barrick’s executive compensation program and Compensation Discussion & Analysis against best practices and policies of proxy advisory firms

•    Updated the Compensation Committee mandate to formalize our existing practice of considering shareholder feedback on our overall compensation strategy

•    Reviewed and recommended to the Board for approval amendments to Barrick’s Clawback Policy to provide for the recoupment of incentive compensation, where the Board determines that wrongful conduct has resulted in a person subject to the policy receiving or realizing higher incentive compensation than he or she would have otherwise been entitled to receive or realize

34	Barrick Gold Corporation | 2017 Circular

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

From left to right: B. Greenspun, D. Moyo, N. Lockhart, G. Cisneros (Chair)

Members	Independent	Meetings	Attendance
Gustavo Cisneros (Chair)	✓	5 of 6	83%
Brian Greenspun	✓	6 of 6	100%
Nancy Lockhart	✓	6 of 6	100%
Dambisa Moyo	✓	6 of 6	100%
Total	100%		96%

Key Oversight Responsibilities

The Corporate Governance & Nominating Committee supports the Board in establishing the Company’s corporate governance policies and practices, identifying individuals qualified to become directors, and reviewing the composition of the Board and its committees. The Committee monitors developments and emerging best practices as well as the overall effectiveness of Barrick’s corporate governance practices. In addition, the Committee is responsible for overseeing continuing education and development for directors, reviewing Barrick’s senior leadership and Executive Chairman succession plan, and conducting an annual performance evaluation of the Executive Chairman, in consultation with the Lead Director. The full Corporate Governance & Nominating Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2016

Board Renewal

•    Led director recruitment activities resulting, after an extensive process, in the appointment of Mr. Pablo Marcet as a new independent director with operational mining expertise

•    Together with the Lead Director, the Committee Chairman led the annual director evaluation process and reviewed the full results with the Committee and key findings with the Board

•    Reviewed the Company’s progress toward achieving objectives of the Diversity Policy

Governance and Compliance

•    Conducted the 2016 performance evaluation of the Executive Chairman, in consultation with the Lead Director

•    In conjunction with the Compensation Committee, set and implemented a shareholder engagement strategy that included an investor day and independent directors and investors luncheon; received regular updates on shareholder engagement activities and considered implications of shareholder feedback on Barrick’s governance practices and initiatives

•    Reviewed and assessed reports on the Company’s joint venture governance initiatives

•    In conjunction with the Compensation Committee, reviewed and recommended to the Board amendments to the Clawback Policy

Barrick Gold Corporation | 2017 Circular	35

CORPORATE RESPONSIBILITY COMMITTEE

From left to right: G. Doer, E. Thrasher, B. Greenspun, N. Lockhart (Chair)

Members	Independent	Meetings	Attendance
Nancy Lockhart (Chair)	✓	5 of 5	100%
Gary Doer	✓	2 of 3	67%
Brian Greenspun	✓	5 of 5	100%
Ernie Thrasher	✓	5 of 5	100%
Total	100%		94%

Key Oversight Responsibilities

The Corporate Responsibility Committee supports the Board in fulfilling its oversight responsibilities regarding environmental, health and safety, corporate social responsibility (including sustainable development, community relations and security matters), and human rights programs, policies, and performance. The full Corporate Responsibility Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2016

Oversight of Sustainability Matters

•    Monitored the organizational structures of the sustainability functions, including health and safety, environment, community relations, human rights, and security functions within the Company’s decentralized operating model

•    Evaluated regular reports on key performance indicators for our sustainability functions

•    Monitored the assurance process relating to compliance with applicable regulatory requirements across the sustainability functions

Oversight of Stakeholder and Reputational Matters

•    Evaluated regular reports on key stakeholder and reputational matters as they relate to our sustainability functions, corporate affairs, and human rights matters

•    Received detailed reports on reportable environmental and employee health and safety incidents and initiated reviews of preventative measures and emergency preparedness

•    Reviewed the Company’s tailings and heap leach management and closure strategies

Human Rights Program	• Oversaw the continued implementation of the Company’s global human rights compliance program
Corporate Social Responsibility

•    Oversaw the continued implementation of the Company’s corporate social responsibility and community relations programs and policies and received detailed reports on the use of social media and digital communications

•    Reviewed license to operate matters relating to the Company’s operations in Chile and Argentina

36	Barrick Gold Corporation | 2017 Circular

RISK COMMITTEE

From left to right: G. Clow, M. Evans (Chair), D. Moyo, R. Prichard, A. Munk

Members	Independent	Meetings	Attendance
Michael Evans (Chair)	✓	5 of 5	100%
Graham Clow	✓	3 of 3	100%
Dambisa Moyo	✓	5 of 5	100%
Anthony Munk(1)	X	5 of 5	100%
Robert Prichard	✓	5 of 5	100%
Total	80%		100%

Key Oversight Responsibilities

The Risk Committee supports the Board with oversight of the Company’s management of enterprise risks, as well as the implementation of policies and standards for monitoring and mitigating such risks. The Risk Committee also monitors and reviews the Company’s financial structure and investment and financial risk management programs. The full Risk Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2016

Enterprise Risk Management

•    Reviewed and assessed reports on the Company’s processes relating to enterprise risk management and overall strategy related to enterprise risks. These risks include financial, regulatory, strategic, and operational risks

•    Oversaw a process to improve the quality of information received by the Committee to facilitate meaningful discussion about risks facing the organization and how they are being managed

•    Identified cybersecurity as a key risk associated with Barrick’s digital transformation, and it is now reviewed and assessed as a stand-alone enterprise risk

Liquidity Management

•    Reviewed and assessed reports on our financial plan to ensure its adequacy and soundness in relation to our operational and capital plans

•    Evaluated management’s actions to improve the operations and business of the Company including through the Company’s Best-in-Class and Digitization initiatives

•    Reviewed the Company’s liability management and dividend strategy

Financial Risk Management	• Provided oversight of the Company’s significant commodity and currency hedging programs

Notes to Risk Committee Membership:

(1)	Consistent with National Instrument 58-101 and the NYSE Standards, Anthony Munk is deemed not to be independent for a period of three years from the date that his father, Peter Munk, ceased to be Chairman of Barrick (i.e., April 30, 2017).

Barrick Gold Corporation | 2017 Circular	37

Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by teleconference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. The table below summarizes the number of Board and committee meetings attended by each director from January 1, 2016 to December 31, 2016. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 22.

Meeting Attendance of Director Nominees

Director	Board Meetings	Committee Meetings					Total Board and Committee Meetings
		Audit	Compensation	Corporate Governance & Nominating	Corporate Responsibility	Risk
G.A. Cisneros	8/8 100%	-	9/10 90%	5/6 83%	-	-	22 of 24 91.7%
G.G. Clow	6/6 100%	-	-	-	-	3/3 100%	9 of 9 100%
G.A. Doer	6/6 100%	-	-	-	2/3 67%	-	8 of 9 88.9%
K.P.M. Dushnisky	7/7 100%	-	-	-	-	-	7 of 7 100%
J.M. Evans	8/8 100%	-	-	-	-	5/5 100%	13 of 13 100%
B.L. Greenspun	8/8 100%	-	-	6/6 100%	-	-	14 of 14 100%
J.B. Harvey	8/8 100%	-	10/10 100%	-	-	-	18 of 18 100%
N.H.O. Lockhart	8/8 100%	-	-	6/6 100%	5/5 100%	-	19 of 19 100%
P. Marcet	1/1 100%	-	-	-	-	-	1 of 1 100%
D.F. Moyo	8/8 100%	6/6 100%	-	6/6 100%	-	5/5 100%	25 of 25 100%
A. Munk	8/8 100%	-	-	-	-	5/5 100%	13 of 13 100%
J.R.S. Prichard	8/8 100%	-	10/10 100%	-	-	5/5 100%	23 of 23 100%
S.J. Shapiro	8/8 100%	6/6 100%	10/10 100%	-	-	-	24 of 24 100%
J.L. Thornton	8/8 100%	-	-	-	-	-	8 of 8 100%
E.L. Thrasher	8/8 100%	6/6 100%	10/10 100%	-	5/5 100%	-	29 of 29 100%

Meeting Attendance of Former Director

Director	Board Meetings	Committee Meetings					Total Board and Committee Meetings
		Audit	Compensation	Corporate Governance & Nominating	Corporate Responsibility	Risk
C. William D. Birchall(1)	2/2 100%	-	-	-	2/2 100%	2/2 100%	6 of 6 100%

(1)	C. William D. Birchall ceased to be a member of the Board effective April 26, 2016.

38	Barrick Gold Corporation | 2017 Circular

Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

As a voice of all owners, and as owners themselves, our directors are compensated for their oversight, accountability, and stewardship of the Company.

The following sections provide an overview of our director compensation program including: how compensation is delivered, share ownership requirements, and compensation paid for 2016. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

Director Compensation Structure

Annual Retainer

Non-executive directors receive an annual retainer of $200,000 in four installments following the end of each quarter of service as a Board member. In February 2015, the Board of Directors approved a change to the director compensation structure to require directors to receive at least 75% of their annual director retainer in the form of DSUs. All directors have the option to elect to receive 100% of their annual retainer in DSUs or in cash to purchase Common Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board. There are no additional meeting fees for our directors.

Additional Retainers for Certain Directors

Certain directors receive additional retainers that are paid quarterly in cash:

•	Lead Director: The Lead Director receives an additional $30,000 annually due to the broad responsibilities of this position.

•	Audit Committee Chair and members: The Audit Committee Chair receives an additional $25,000 annually and members of the Audit Committee receive an additional $3,000 annually due to the workload and broad responsibilities of the committee.

•	Other Committee Chairs: Other Committee Chairs receive an additional $15,000 annually due to the workload and broad responsibilities of these committees.

The Compensation Committee periodically reviews director compensation to ensure competitiveness. The size and design of our directors’ compensation awards are appropriately benchmarked against our Mining Peer Group, which is the same as that used for executive compensation, as discussed in “2016 Compensation of Named Executive Officers – Compensation Governance and Oversight – Compensation Benchmarking and Peer Group” on page 66.

No Other Compensation

Non-executive directors do not receive any cash incentive compensation or pension benefits. Since 2004, DSUs have been the only form of equity awards granted to non-executive directors. Directors who are officers of the Company, namely Messrs. Dushnisky and Thornton, do not receive any compensation for their services as directors.

Director Equity Awards

Deferred Share Unit Plan

Each DSU is a share unit that is equal in value to a Common Share and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director’s departure from the Board, the director may elect to have his or her DSUs redeemed for cash based on the value of the Common Shares, at any time up to the end of the calendar year in which the director leaves the Board.

Director Stock Options

Non-executive directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the 2004 Plan.

Barrick Gold Corporation | 2017 Circular	39

Director Share Ownership Requirements

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Common Shares and/or DSUs having a minimum value established by the Board. Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements are as follows:

•	Executive Chairman: The Executive Chairman is required to hold Common Shares, RSUs and/or DSUs worth a total value of at least four times his annual pre-tax salary and has three years from the date of his appointment to fulfill the share ownership requirement.

•	Non-executive directors: Each non-executive director is required to hold at least three times his or her annual Board retainer worth of Common Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

The minimum share ownership requirement for non-executive directors is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of our Common Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement.

The following table provides details of the share ownership of our directors, other than Messrs. Dushnisky and Thornton whose share ownership requirements are disclosed under “2016 Compensation of Named Executive Officers – Managing Compensation Risks – Share Ownership Requirements” on page 67.

Name	Date	Value of Common Shares (# of Common Shares)	Value of DSUs (# of DSUs)	Total Value of Common Shares and DSUs(1) (# of Common Shares and DSUs)	Value as Multiple of Retainer or Annual Salary	Share Ownership Requirement Met (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Gustavo A. Cisneros	December 31, 2016	$175,780 (11,000)	$1,611,727 (100,859)	$1,787,507 (111,859)	8.9x	✓
	March 1, 2017	$208,010 (11,000)	$1,907,244 (100,859)	$2,115,254 (111,859)	10.6x	✓
Graham G. Clow	December 31, 2016	$159,992 (10,012)	$93,387 (5,844)	$253,379 (15,856)	1.3x	Has until April 26, 2021
	March 1, 2017	$189,327 (10,012)	$110,510 (5,844)	$299,837 (15,856)	1.5x
Gary A. Doer	December 31, 2016	Nil (Nil)	$93,387 (5,844)	$93,387 (5,844)	0.5x	Has until April 26, 2021
	March 1, 2017	$Nil (Nil)	$110,510 (5,844)	$110,510 (5,844)	0.6x
J. Michael Evans	December 31, 2016	Nil (Nil)	$686,613 (42,967)	$686,613 (42,967)	3.4x	✓
	March 1, 2017	Nil (Nil)	$812,506 (42,967)	$812,506 (42,967)	4.1x	✓
Brian L. Greenspun	December 31, 2016	$498,336 (31,185)	$514,956 (32,225)	$1,013,292 (63,410)	5.1x	✓
	March 1, 2017	$589,708 (31,185)	$609,375 (32,225)	$1,199,083 (63,410)	6.0x	✓
J. Brett Harvey	December 31, 2016	$466,217 (29,175)	$1,172,405 (73,367)	$1,638,622 (102,542)	8.2x	✓
	March 1, 2017	$551,699 (29,175)	$1,387,370 (73,367)	$1,939,069 (102,542)	9.7x	✓
Nancy H.O. Lockhart	December 31, 2016	Nil (Nil)	$734,808 (45,983)	$734,808 (45,983)	3.7x	✓
	March 1, 2017	Nil (Nil)	$869,539 (45,983)	$869,539 (45,983)	4.3x	✓

40	Barrick Gold Corporation | 2017 Circular

Name	Date	Value of Common Shares (# of Common Shares)	Value of DSUs (# of DSUs)	Total Value of Common Shares and DSUs(1) (# of Common Shares and DSUs)	Value as Multiple of Retainer or Annual Salary	Share Ownership Requirement Met (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Pablo Marcet	December 31, 2016	Nil (Nil)	$14,638 (916)	$14,638 (916)	0.1x	Has until December 6, 2021
	March 1, 2017	Nil (Nil)	$17,322 (916)	$17,322 (916)	0.1x
Dambisa F. Moyo	December 31, 2016	Nil (Nil)	$724,437 (45,334)	$724,437 (45,334)	3.6x	✓
	March 1, 2017	Nil (Nil)	$857,266 (45,334)	$857,266 (45,334)	4.3x	✓
Anthony Munk	December 31, 2016	$878,900 (55,000)	$1,425,991 (89,236)	$2,304,891 (144,236)	11.5x	✓
	March 1, 2017	$1,040,050 (55,000)	$1,687,453 (89,236)	$2,727,503 (144,236)	13.6x	✓
J. Robert S. Prichard	December 31, 2016	$319,600 (20,000)	$227,124 (14,213)	$546,724 (34,213)	2.7x	Has until December 3, 2020
	March 1, 2017	$378,200 (20,000)	$268,768 (14,213)	$646,968 (34,213)	3.2x	✓
Steven J. Shapiro	December 31, 2016	$479,400 (30,000)	$1,108,069 (69,341)	$1,587,469 (99,341)	7.9x	✓
	March 1, 2017	$567,300 (30,000)	$1,311,238 (69,341)	$1,878,538 (99,341)	9.4x	✓
Ernie L. Thrasher	December 31, 2016	$799,000 (50,000)	$734,808 (45,983)	$1,533,808 (95,983)	7.7x	✓
	March 1, 2017	$945,500 (50,000)	$869,539 (45,983)	$1,815,039 (95,983)	9.1x	✓

(1)	The values of Common Shares and DSUs are based on the closing price of Common Shares on the NYSE at December 30, 2016 ($15.98), the last trading day in 2016, and March 1, 2017 ($18.91).

Barrick Gold Corporation | 2017 Circular	41

Director Compensation Summary

The following table provides details of the compensation for Barrick’s directors during 2016, other than Messrs. Dushnisky and Thornton, whose compensation is disclosed in “2016 Compensation of Named Executive Officers – Summary Compensation Table” on page 72.

Director Compensation Table for the Year Ended December 31, 2016(1)

Name	2016 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)
C. William D. Birchall(3)	CR; Risk	$14,286	$50,000	Nil	$4,069	$68,355
Gustavo A. Cisneros(4)	CG&N (Chair); Compensation	$15,000	$200,000	Nil	Nil	$215,000
Graham G. Clow(5)	Risk	$34,066	$102,198	Nil	Nil	$136,264
Gary A. Doer(6)	CR	$34,066	$102,198	Nil	Nil	$136,264
J. Michael Evans(7)	Risk (Chair)	$15,000	$200,000	Nil	Nil	$215,000
Brian L. Greenspun	CG&N; CR	$50,000	$150,000	Nil	Nil	$200,000
J. Brett Harvey(8)	Lead Director; Compensation (Chair)	$45,000	$200,000	Nil	Nil	$245,000
Nancy H.O. Lockhart(9)	CR (Chair); CG&N	$15,000	$200,000	Nil	Nil	$215,000
Pablo Marcet(10)	N/A	Nil	$14,130	Nil	Nil	$14,130
Dambisa F. Moyo(11)	Audit; CG&N; Risk	$53,000	$150,000	Nil	Nil	$203,000
Anthony Munk	Risk	Nil	$200,000	Nil	Nil	$200,000
J. Robert S. Prichard	Compensation; Risk	Nil	$200,000	Nil	Nil	$200,000
Steven J. Shapiro(12)	Audit (Chair); Compensation	$25,000	$200,000	Nil	Nil	$225,000
Ernie L. Thrasher(13)	Audit; CR; Compensation	$3,000	$200,000	Nil	Nil	$203,000

(1)	Compensation to non-executive directors is paid in U.S. dollars.

(2)	Figures shown in the Fees Earned column reflect the portion of the annual retainer taken in the form of cash, as well as additional retainers paid to certain directors in cash, as described in “Director Compensation Structure – Additional Retainers for Certain Directors” on page 39. Figures in the Share-Based Awards column reflect the portion of the annual retainer taken in the form of DSUs. Messrs. Birchall, Cisneros, Evans, Harvey, Marcet, Munk, Prichard, Shapiro, and Thrasher, and Ms. Lockhart elected to receive 100% of their annual board retainer in DSUs. See “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2016” table on page 44 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2016.

(3)	Mr. Birchall retired from the Board on April 26, 2016. Mr. Birchall received a prorated director’s retainer of $64,286 as a member of the Board from January 1, 2016 to April 26, 2016, $14,286 of which he received in the form of cash reflecting the fees for his services from April 1, 2016 to April 26, 2016, as well as a parking benefit of $4,069.

(4)	Mr. Cisneros received a fee of $15,000 for his role as the Chair of the Corporate Governance & Nominating Committee.

(5)	Mr. Clow joined the Board on April 26, 2016 and he received a prorated director’s retainer of $136,264 as a member of the Board from April 26, 2016 to December 31, 2016.

(6)	Mr. Doer joined the Board on April 26, 2016 and he received a prorated director’s retainer of $136,264 as a member of the Board from April 26, 2016 to December 31, 2016.

(7)	Mr. Evans received a fee of $15,000 for his role as the Chair of the Risk Committee.

(8)	Mr. Harvey received a fee of $15,000 for his role as Chair of the Compensation Committee and a fee of $30,000 for his role as the Lead Director.

(9)	Ms. Lockhart received a fee of $15,000 for her role as the Chair of the Corporate Responsibility Committee.

(10)	Mr. Marcet joined the Board on December 6, 2016 and he received a prorated director’s retainer of $14,130 as a member of the Board from December 6, 2016 to December 31, 2016.

(11)	Dr. Moyo received a fee of $3,000 for her membership on the Audit Committee.

(12)	Mr. Shapiro received a fee of $25,000 for his role as the Chair of the Audit Committee.

(13)	Mr. Thrasher received a fee of $3,000 for his membership on the Audit Committee.

42	Barrick Gold Corporation | 2017 Circular

Aggregate Option Exercises During Financial Year Ended December 31, 2016

Our directors did not exercise any stock options during 2016.

Outstanding Share-Based Awards and Option-Based Award as at Year Ended December 31, 2016

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2016 for directors other than Messrs. Dushnisky and Thornton, whose awards are disclosed in “2016 Compensation of Named Executive Officers – Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2016” on page 75.

	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
C. William D. Birchall	Nil				Nil		Nil
Gustavo A. Cisneros	Nil				Nil		$1,611,727
Graham G. Clow	Nil				Nil		$93,387
Gary A. Doer	Nil				Nil		$93,387
J. Michael Evans	Nil				Nil		$686,613
Brian L. Greenspun	Nil				Nil		$514,956
J. Brett Harvey	Nil				Nil		$1,172,405
Nancy H.O. Lockhart	Nil				Nil		$734,808
Pablo Marcet	Nil				Nil		$14,638
Dambisa F. Moyo	Nil				Nil		$724,437
Anthony Munk	Nil				Nil		$1,425,991
J. Robert S. Prichard	Nil				Nil		$227,124
Steven J. Shapiro	Nil				Nil		$1,108,069
Ernie L. Thrasher	Nil				Nil		$734,808

(1)	Non-executive directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2016” table below for information on the DSUs awarded to directors in 2016.

(2)	The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2016, multiplied by the closing price of our Common Shares on the NYSE on December 30, 2016, the last trading day of 2016 ($15.98).

Barrick Gold Corporation | 2017 Circular	43

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2016

The following table provides information for each of the directors, other than Messrs. Dushnisky and Thornton, whose awards are disclosed in“2016 Compensation for Named Executive Officers – Incentive Plan Award Tables – Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2016” on page 76) on the value that would have been realized upon vesting of share-based awards during the year ended December 31, 2016.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)
C. William D. Birchall(3)	Nil	$51,980	Nil
Gustavo A. Cisneros(4)	Nil	$207,449	Nil
Graham G. Clow(5)	Nil	$102,292	Nil
Gary A. Doer(6)	Nil	$102,292	Nil
J. Michael Evans(7)	Nil	$202,832	Nil
Brian L. Greenspun(8)	Nil	$152,124	Nil
J. Brett Harvey(9)	Nil	$205,256	Nil
Nancy H.O. Lockhart(10)	Nil	$203,072	Nil
Pablo Marcet(11)	Nil	$14,130	Nil
Dambisa F. Moyo(12)	Nil	$153,169	Nil
Anthony Munk(13)	Nil	$206,522	Nil
J. Robert S. Prichard(14)	Nil	$200,539	Nil
Steven J. Shapiro(15)	Nil	$204,935	Nil
Ernie L. Thrasher(16)	Nil	$203,072	Nil

(1)	No directors had outstanding options as at December 31, 2016.

(2)	The figures shown represent all DSUs awarded that vested in 2016. In 2016, Messrs. Birchall, Cisneros, Evans, Harvey, Marcet, Munk, Prichard, Shapiro, and Thrasher, and Ms. Lockhart elected to receive 100% of the director retainer in DSUs, while Messrs. Clow, Doer, and Greenspun, and Dr. Moyo elected to receive the mandated portion of the director retainer (75%) in DSUs. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2016 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of our Common Shares on the NYSE on the applicable date of issuance.

(3)	Mr. Birchall’s share-based awards include 3,646 DSUs and 122 DSU dividend equivalents.

(4)	Mr. Cisneros’ share-based awards include 12,090 DSUs and 464 DSU dividend equivalents.

(5)	Mr. Clow’s share-based awards include 5,838 DSUs and 6 DSU dividend equivalents.

(6)	Mr. Doer’s share-based awards include 5,838 DSUs and 6 DSU dividend equivalents.

(7)	Mr. Evans’ share-based awards include 12,090 DSUs and 176 DSU dividend equivalents.

(8)	Mr. Greenspun’s share-based awards include 9,067 DSUs and 132 DSU dividend equivalents.

(9)	Mr. Harvey’s share-based awards include 12,090 DSUs and 327 DSU dividend equivalents.

(10)	Ms. Lockhart’s share-based awards include 12,090 DSUs and 191 DSU dividend equivalents.

(11)	Mr. Marcet’s share-based awards include 916 DSUs.

(12)	Dr. Moyo’s share-based awards include 9,067 DSUs and 197 DSU dividend equivalents.

(13)	Mr. Munk’s share-based awards include 12,090 DSUs and 406 DSU dividend equivalents.

(14)	Mr. Prichard’s share-based awards include 12,090 DSUs and 33 DSU dividend equivalents.

(15)	Mr. Shapiro’s share-based awards include 12,090 DSUs and 307 DSU dividend equivalents.

(16)	Mr. Thrasher’s share-based awards include 12,090 DSUs and 191 DSU dividend equivalents.

44	Barrick Gold Corporation | 2017 Circular

Compensation Discussion & Analysis

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

An authentic partnership culture is Barrick’s most distinctive and sustainable competitive advantage. We are a Company of owners who take responsibility, hold each other accountable, work with a sense of urgency, and always seek to improve.

Compensation at Barrick rewards execution on our overarching vision: creating wealth for our owners, our people, and the communities and countries with which we partner. In keeping with our partnership culture, we have created a compensation system in consultation with our shareholders that is designed to drive deep emotional and financial ownership among our Executive Chairman and Named Partners, now and over the long-term. This has been central to reinvigorating the partnership culture that drove Barrick’s early success. We do not want our leaders to be merely aligned with owners. We want them to be owners. We want to be a company of owners.

Key highlights of our compensation system:

✓	It is heavily weighted towards LTI awards that are ultimately delivered in the form of Common Shares.

✓	Leaders must hold these shares as long as they remain with the Company, far exceeding the holding requirements of our peers and the broader market.

✓	Performance is evaluated based on short-term and long-term measures chosen to drive the highest levels of performance and execution, and disclosed to our shareholders in advance of each year.

✓	We aim to attract, retain, and motivate exceptional talent.

The following sections provide an overview of our approach to compensation for our NEOs, the compensation decisions that we made based on performance, as well as the processes and safeguards we have in place to ensure that our compensation programs do not encourage unnecessary and excessive risk-taking.

2016 Named Executive Officers

The following individuals are referred to in this Compensation Discussion & Analysis as the NEOs:

John L. Thornton	Executive Chairman

Kelvin P.M. Dushnisky	President

Kevin J. Thomson	Senior Executive Vice President, Strategic Matters

Catherine P. Raw	Executive Vice President and Chief Financial Officer

Richard J.E. Williams	Chief Operating Officer

Shaun A. Usmar	Former Senior Executive Vice President and Chief Financial Officer

For the purposes of this Circular, we refer to our President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; Chief Operating Officer; and Former Senior Executive Vice President and Chief Financial Officer as Named Partners. The Executive Chairman is an NEO but not a partner.

Barrick Gold Corporation | 2017 Circular	45

2016 Compensation of Named Executive Officers

2016 Compensation of the Executive Chairman

At the last annual meeting, we committed to developing a formal compensation plan for our Executive Chairman that links his LTI award to measurable performance criteria along with the shareholder experience. Since then, the Compensation Committee has consulted extensively with shareholders to review the Executive Chairman’s compensation approach and structure. The scope of this review included the performance basis underpinning compensation, his total compensation opportunity relative to Barrick’s peers, as well as traditional and innovative performance-based compensation models employed by other companies. Based on this review, the Compensation Committee sought to develop an approach that: (a) appropriately rewards the Executive Chairman for his contributions in support of our value creation priorities; (b) ties his LTI to the experience of our shareholders; and (c) reflects our performance-based and ownership-centric compensation philosophy.

Balancing these priorities, the Board of Directors approved, on the recommendation of the Compensation Committee, a unique four-step performance and compensation framework for our Executive Chairman.

Principal points of concern raised by our shareholders		Our Response: Four-Step Performance and Compensation Framework
“The Executive Chairman continues to receive awards on a largely discretionary basis.”	g	Step 1	The Executive Chairman’s total compensation range is reviewed, set, and disclosed annually. This provides a clear guideline for determining the range of LTI opportunities for the Executive Chairman.
“The Executive Chairman’s compensation is not truly tied to pre-established and measurable long-term performance metrics.”	g	Step 2	We employ a structured performance assessment that ties actual compensation to strategic and financial goals that are measurable and established in advance.
“The Executive Chairman’s incentive compensation is not sufficiently linked to the Company’s share price performance.”	g	Step 3	We conduct a formal review of the Company’s short- and long-term total shareholder return to ensure that the Executive Chairman’s compensation reflects the overall shareholder experience.
“The Executive Chairman’s incentive compensation is not at risk of forfeiture and not truly long-term.”	g	Step 4	A significant majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares that are subject to clawback and holding requirements until the later of three years and the date he retires or leaves the Company, even when share ownership requirements are fully met.

Application of the Four-Step Performance and Compensation Framework

We applied our refined framework for the 2016 performance year, and the results of our assessment are further described on page 49.

Step 1: Review and set total compensation range

To set a total compensation range for our Executive Chairman, the Compensation Committee, in consultation with its independent compensation consultant Pay Governance, reviewed median and 75th percentile global top executive pay from our Mining Peer Group and the broader market, including companies with an Executive Chairman role. The Compensation Committee considered several factors to set this total compensation range, including the roles and responsibilities of the Executive Chairman, the value of his individual contributions and benchmarking data as described in “Compensation Governance and Oversight – Compensation Benchmarking and Peer Group” on page 66, and internal pay relativity, without placing specific emphasis on any one factor. The total compensation range is reviewed and set annually, and serves as a guideline for the Compensation Committee.

For 2016, the Compensation Committee approved a total compensation range of $3 to $9 million for the Executive Chairman. Actual total compensation awarded can vary within this range based on company and individual performance. Total compensation in excess of this range will only be considered, on an exceptional basis, for superior absolute and peer relative TSR outperformance. The Executive Chairman’s LTI range (2016: up to $6 million) equals the total compensation range, less base salary, pension, and other benefits and perquisites (totaling approximately $3.18 million).

46	Barrick Gold Corporation | 2017 Circular

Step 2: Evaluate performance within framework

Our refined framework assesses the Executive Chairman’s performance based on strategic and financial goals that are pre-determined and measurable. We will disclose these goals in advance to our shareholders each year.

•	Strategic Goals (50%): Strategic goals for the Executive Chairman include annual initiatives comprised of specific and concrete objectives that support the achievement of Barrick’s strategic goals that are expected to create long-term value for our shareholders. Progress against these initiatives is assessed by the Corporate Governance & Nominating Committee, in consultation with the Lead Director, for the most recently completed financial year. The Compensation Committee considers the results of this assessment in the process of determining the Executive Chairman’s LTI award. Please see page 49 for the Executive Chairman’s performance against his 2016 annual initiatives, and page 48 for his 2017 annual initiatives.

•	Financial Goal (50%): The Compensation Committee determined that ROCE is the most comprehensive reflection of the Executive Chairman’s strategic oversight role. ROCE measures the return generated by all sources of capital funding for Barrick’s pipeline and portfolio, including capital allocated for our operating mines and non-operating exploration and growth projects. It is broader than the ROIC measure used for our Named Partners, which deliberately focuses on returns generated from capital invested in the Company’s existing operating mines.

The hurdle rate of return for the Executive Chairman to be considered for this portion of his LTI award is 7%. This hurdle rate takes into consideration Barrick’s cost of capital and is based on the Committee’s view that the Executive Chairman should be rewarded for the oversight of Barrick’s pipeline and portfolio, as well as for the delivery of exceptional returns over the long-term. At the end of each year, the Compensation Committee considers the actual ROCE result relative to the hurdle rate, and the progress that has been made in upgrading Barrick’s pipeline and portfolio, in accordance with the strategic priorities set by the Board. The actual ROCE result and assessment considerations will be disclosed to our shareholders each year.

The Executive Chairman’s LTI award is determined based on the Compensation Committee’s review of his progress against strategic initiatives and the ROCE achieved each year, relative to the LTI range for that year. No LTI award is guaranteed.

(1)	Return on Capital Employed (ROCE) is an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by Average Capital Employed. Capital Employed is defined as total consolidated assets, as represented on the company’s reported balance sheet. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Step 3: Review and recommend compensation in the context of the overall shareholder experience, for approval by the Board of Directors

Our refined framework ensures that the Executive Chairman’s total compensation reflects the overall shareholder experience. The Compensation Committee may, in its discretion, positively or negatively modify the LTI award for the Executive Chairman, based on its review of Barrick’s TSR on an absolute basis and relative to our Mining Peer Group, sector peers, and other broad market indices. Absolute and relative TSR will be considered over a one to three year performance period and total compensation in excess of the total compensation range will only be considered, on an exceptional basis, for superior TSR outperformance. The final decision and rationale will be disclosed to our shareholders each year. The Executive Chairman’s compensation is approved by the independent directors of the Board on the recommendation of the Compensation Committee.

Barrick Gold Corporation | 2017 Circular	47

Step 4: Award a significant majority of the Executive Chairman’s LTI in “After-Tax Shares” that are subject to market leading holding requirements and clawback

The Executive Chairman’s compensation is structured to maintain a strong focus on creating sustainable, long-term shareholder value. A significant majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares. These After-Tax Shares cannot be sold or otherwise disposed of until the later of: (a) the date the Executive Chairman retires or leaves the Company, and (b) three years from the date of purchase. Holding restrictions will continue to apply to all shares awarded to our Executive Chairman as LTI, even though our Executive Chairman has already exceeded his share ownership requirement. These holding requirements far exceed the long-term compensation holding requirements of our peers. In our view, these long-term holding requirements, combined with our Executive Chairman’s already significant share ownership position, provide him with significant motivation to create value for our fellow owners, now and over the long-term.

Our Executive Chairman’s incentive compensation is subject to forfeiture under Barrick’s robust clawback policy, which goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act, as described under the heading “Managing Compensation Risks – Enhanced Clawback Policy” on page 67.

2017 Annual Initiatives for our Executive Chairman

In consultation with the Lead Director, the Executive Chairman has defined, and the Board has approved, on the recommendation of the Corporate Governance & Nominating Committee and the Compensation Committee, a series of specific and concrete initiatives for the Executive Chairman for 2017. The Executive Chairman’s performance against these initiatives will be evaluated by the Corporate Governance & Nominating Committee, in consultation with the Lead Director.

The 2017 initiatives include: (a) providing leadership and oversight for the effective functioning of the Board of Directors; (b) driving Board oversight of talent and succession planning, including advancing our partnership and ownership culture; (c) enforcing financial rigor and prudence, as evidenced by discerning portfolio management, rigorous capital allocation, and a stronger balance sheet; (d) leading the focus on growing free cash flow per share by driving Best-in-Class operational excellence and Barrick’s digital transformation; (e) ensuring the advancement of projects, expansions, and exploration, including options for Pascua-Lama; and (f) building and managing stakeholder relationships and strategic alliances, including and especially with China.

The Board may also request the Executive Chairman’s direct involvement in significant and consequential matters on a periodic basis throughout the year as needs arise.

48	Barrick Gold Corporation | 2017 Circular

Assessment of the Executive Chairman’s 2016 Performance

The Executive Chairman’s performance for 2016 was evaluated by the Corporate Governance & Nominating Committee, in consultation with the Lead Director. This assessment determined that Mr. Thornton achieved exceptional performance based on: (a) the initiatives that were set out for him in our 2016 information circular, (b) strong ROCE performance of 8.7%, and (c) strong TSR outperformance over the past one year and three years. The assessment was used by the Compensation Committee to make an incentive compensation recommendation to the independent directors of the Board, which approved the Executive Chairman’s 2016 LTI award.

STRATEGIC GOALS	50%

2016 Initiatives (Disclosed in 2016 Circular)	2016 Performance Highlights
(a) Provide leadership and oversight for the effective functioning of the Board of Directors.	✓ Oversaw the recruitment of a new Board member, Mr. Pablo Marcet, who brings 30 years of mining experience in Latin America, a region that is central to Barrick’s future growth.

(b)  Advance our partnership and ownership culture through a lean, nimble, decentralized business model, and drive Board oversight of talent and performance management systems, including succession planning.

✓       Working with the Executive Committee, strengthened our partnership culture by driving the creation and implementation of the Global Employee Share Plan, which we believe is the first of its kind in the world, designed to make all Barrick employees owners.

(c)   Enforce financial rigor and prudence as evidenced by discerning portfolio management, rigorous capital allocation, and a stronger balance sheet which enable strategic alternatives for future growth.

✓       Working with the Executive Committee:

•       Strengthened our capital allocation processes through the creation and staffing of the distinctive new position of Chief Investment Officer, to ensure that the same standards, scrutiny, and rigor are applied consistently to every potential investment.

•       Strengthened our balance sheet through a reduction of $2.04 billion in debt.

(d) Lead the focus on creating value per share through driving “Best-in-Class” operational excellence, including the implementation of innovative technological solutions.

✓       Working with the Executive Committee, drove Best-in-Class operational excellence – leading to strong production, decreasing costs, and a record level of free cash flow per share.

✓       Working with the Chief Operating Officer, built a distinctive new partnership with Cisco for our digital transformation and oversaw its successful launch.

(e) Ensure cost containment at Pascua-Lama and explore available options.

✓       In consultation with the Board and working with the Executive Committee, reduced holding costs at Pascua-Lama and oversaw the development of plans to evaluate an underground mining option at Lama on the Argentinean side of the Pascua-Lama project.

(f) Build and manage stakeholder relationships.

✓       Continued to nurture and deepen relationships with Barrick’s investors, joint venture partners, and other strategic partners.

✓       Drove the creation and staffing of the distinctive new position of Senior Vice President, Investor Engagement and Governance.

FINANCIAL GOAL	50%

ROCE	2016 Actual 8.7%	>7% Hurdle Rate ✓	Within 7 – 12% Long-Term Range ✓	Significant progress with upgrading Barrick’s pipeline and portfolio under the Executive Chairman’s leadership

SHAREHOLDER EXPERIENCE MODIFIER	Modifier

Barrick’s Relative TSR Positioning
Mining Peer Group	1-Year TSR 2016 71st Percentile	3-Year TSR 2013 - 2016 90th Percentile

2016 LTI Award for the Executive Chairman

US$5,320,000

(68% of the after-tax proceeds were used to purchase 109,898 Common Shares on the open market and the remainder was paid in cash. The Executive Chairman’s LTI award was not accrued to the Executive Retirement Plan)

2016 Total Compensation for the Executive Chairman US$8,502,198

Barrick Gold Corporation | 2017 Circular	49

2016 Compensation of our Named Partners

Our Named Partners participate in Barrick’s Partnership Plan, which provides eligibility for the API Program, the PGSU Plan, and the Change in Control Plan. Reflecting a deep commitment to long-term ownership at the heart of our partnership culture, our Named Partners are also subject to industry-leading share ownership requirements.

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our Named Partners to ensure they remain competitive. The Compensation Committee determined that the base salaries for our Named Partners are competitively aligned with the Mining Peer Group and will remain unchanged from 2016 to 2017.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan. Named Partners are awarded API based on their achievement of the annual initiatives and goals included in their Annual Performance Incentive scorecards (API Scorecards). API Scorecards are developed each year in consultation with the Executive Chairman and the Lead Director. The performance of our Named Partners is holistically evaluated by the Executive Chairman, with input from the Lead Director, based on their accomplishments against their API Scorecards. Each scorecard is assigned a rating from 0% (minimum) to 100% (maximum), which is multiplied by the API opportunity for each of our Named Partners to determine payouts. Maximum API awards of 300% of salary will only be made in cases of demonstrably superior performance across all scorecard categories.

50	Barrick Gold Corporation | 2017 Circular

2017 Annual Performance Incentive Scorecards

The table below summarizes our 2017 strategic priorities of the Named Partners whose employment continues with Barrick in 2017. The strategic priorities underpin the annual initiatives and goals developed for our 2017 API Scorecards. Each year, API Scorecards are customized by role for our Executive Committee, including our President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; and Chief Operating Officer. The 2017 priorities are weighted in each API Scorecard to reflect individual scope of accountability. Individual performance against each of our 2017 priorities will be assessed at the end of the year and disclosed for our 2017 Named Partners in our 2018 information circular.

Our Core Principles	Our 2017 Strategic Priorities	President	SEVP, Strategic Matters	EVP & CFO	COO
Focus Focus our portfolio on gold mines that sustainably maximize our cash flow per share and growth potential

•       Continue to optimize our portfolio

•       Invest in mines and jurisdictions that provide the best returns for an appropriate level of risk

•       Nurture and expand relationships with our joint venture partners

Mining Excellence Unleash the full potential of our mines

•       Continue the digital transformation of Barrick to deliver Best-in-Class operations

•       Grow free cash flow(1) from our operations by optimizing throughput rates and reducing cash costs/AISC(1)

•       Minimize risk

•       Mine with zero fatalities

•       Work towards achieving 100% compliance with environmental, regulatory, and community obligations

•       Deliver against the 2017 budget

People Recruit, manage, and motivate exceptional people

•       Deliver the highest levels of performance and execution

•       Address poor performance promptly and effectively

•       Align individuals’ responsibilities with their personal commitments

•       Identify and develop talent at all levels to meet the requirements of our digital transformation while keeping tight control of associated General and Administrative spend

Financial Flexibility Continuously strengthen the balance sheet

•       Deliver free cash flow(1) growth by optimizing throughput rates, lowering costs, and improving productivity

•       Allocate capital in a disciplined manner with an understanding of both the potential returns and the associated risks

•       Include closure in all investment considerations

•       Optimize the management of our closure portfolio

•       Apply latest technology, and consider potential opportunities for divestiture

•       Apply equal discipline to acquisitions and sales

•       Explore attractive joint ventures and strategic partnerships

Growth Growth through insightful exploration, robust acquisitions, and relentless innovation

•       Focus on responsible mineral resource management and continuously improved orebody knowledge, adding to and upgrading reserves and resources (organically and inorganically)

•       Develop and advance a balanced pipeline of high-returning projects consistent with our strategic growth ambitions and seek to exit those that do not meet expectations

•       Pursue high-returning growth options with a mindset of innovation, cost control, and risk mitigation

•       Develop digital opportunities that can be applied elsewhere to deliver maximum growth potential

Partnership Live and breathe the values of partnership

•       Continue to make leaders owners

•       Foster core values of trust, transparency, shared responsibility and accountability, emotional and financial ownership

•       Become the partner of choice with suppliers, host governments and communities, and other mining companies

•       Pursue innovation through strategic partnerships while creating and developing partnerships with those that will facilitate digital mining excellence

(1)	Free cash flow, cash costs, and AISC are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Barrick Gold Corporation | 2017 Circular	51

API decisions are made by the Compensation Committee in February after the end of each year, once audited financial statements are approved by the Board. API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board a different payout from the value determined by the API Scorecards. The Compensation Committee also reserves the right to make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the measurement period. Any such adjustments will be fully disclosed in our information circular each year.

See “2016 Performance Considerations for Named Partners” on pages 56 to 63 for detailed pay and performance highlights for our Named Partners.

Performance Granted Share Units (PGSUs)

The cornerstone of our Partnership Plan is the innovative PGSU Plan, which is designed to ensure that our Named Partners and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. Named Partners receive 100% of their LTI in the form of PGSUs, which are share-based units that convert into Common Shares following a vesting period of 33 months. PGSUs, even after they convert to Common Shares, cannot be sold until a Named Partner retires or leaves the Company. Our emphasis on long-term ownership for our executives and all of our other partners means that our leaders invest a significant portion of their earned compensation in Common Shares which they cannot sell until they retire or leave the Company. Over time, this investment in Common Shares will be a meaningful part of their wealth. The value of those shares is less than their face value because of the long-term, illiquid, nature of the investment. This discount is not reflected in the compensation tables.

Each year, PGSUs are awarded based on the Compensation Committee’s assessment of the Company’s performance against the financial and non-financial metrics included in our Long-Term Company Scorecard. These metrics were carefully selected in consultation with our shareholders to drive long-term shareholder value. The dollar value of PGSUs granted to each of our partners is determined based on the result of the Long-Term Company Scorecard (ranging from 0% to 100%), multiplied by each partner’s LTI opportunity (capped at 100% to 600% of salary, which varies based on role). The number of PGSUs granted is determined by taking the dollar value of the PGSUs granted, divided by the closing share price of our Common Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the closing share price of the first trading day after the Blackout Period (as defined in the PGSU Plan). The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that a Named Partner receive a different payout from the value determined by the Long Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories.

52	Barrick Gold Corporation | 2017 Circular

Illustrative Life Cycle of a PGSU Award

The following diagram illustrates the life cycle of a PGSU award, from grant to payout, following termination of employment or retirement.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard Performance	PGSUs vest, Common Shares are purchased in the market by a third-party administrator on behalf of each partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee takes a multi-year lens when assessing Barrick’s performance against the Long-Term Company Scorecard to ensure that partners are only rewarded for sustainable performance and shareholder value creation.

Based on its assessment, the Compensation Committee assigns an overall score, which can range from 0% to 100%.

The Compensation Committee determines PGSU grants using the Long-Term Company Scorecard result.

The dollar value of each PGSU grant is determined by multiplying the Long-Term Company Scorecard result and the LTI opportunity, which varies by partner from one to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the PGSU award, by the closing price of our Common Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the first trading day following the Blackout Period.

PGSUs vest 33 months from the date of grant. The total number of PGSUs vesting would include the initial grant, plus dividends accrued during the vesting period. At vesting, the value of the PGSUs is equal to the closing price of our Common Shares on the vesting date multiplied by the number of PGSUs having vested. The after-tax proceeds of the vested PGSUs are then used by a third- party administrative agent to purchase our Common Shares on the open market, on behalf of the partner.

Common Shares purchased (Restricted Shares) cannot be sold until the partner retires or leaves the Company (up to two years longer if the partner leaves to join, or provide services to, a defined competitor). Partners receive dividends on their Restricted Shares in cash, when and as declared.

Generally, when a partner leaves the Company, unvested PGSUs will continue to vest per the normal schedule, which will be paid in cash when and as vested. Restrictions on Restricted Shares will lapse and cease to apply.

When a partner leaves the Company to join, or provide services to, a defined competitor, unvested PGSU awards will be forfeited and restrictions on Restricted Shares will lapse in three tranches (50% on termination or retirement and 25% on each of the first and second anniversary of termination or retirement). See Schedule C for more details.

The key characteristics of the PGSU Plan are included in Schedule C to our Circular. Refer to page 56 for the results of the 2016 Long-Term Company Scorecard and below for prospective disclosure of the 2017 Long-Term Company Scorecard.

Barrick Gold Corporation | 2017 Circular	53

2017 Long-Term Company Scorecard

The Long-Term Company Scorecard set out below includes the Company performance measures and weightings that will be used by the Compensation Committee to determine the 2017 PGSU awards. The Board’s assessment will focus on the past year’s performance as well as the trend in performance over the last three years (i.e., the past year and the two preceding years). The financial and non-financial scorecard measures have been carefully considered, with extensive shareholder input, to ensure alignment with our long-term strategy.

Financial Metrics	Long Term Performance Basis	Weighting	Non-Financial Metrics	Long-Term Performance Basis	Weighting

Return on Invested Capital(1)	10 – 15%	15%	Strategic Execution(6)	Judgment	15%

Growth in Free Cash Flow per Share(2)	Deliver positive and growing free cash flow per share	15%	Reputation and License to Operate(7)	Judgment	15%

Robust Dividend per Share(3)	25% – 35%	10%	People Development(8)	Judgment	10%

Strong Capital Structure(4)	Material improvements to balance sheet progressing towards A grade credit rating	10%

Capital Project Execution(5)	Final investment decision budget	10%

(1)	ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property Plant and Equipment of the financial statements in our 2016 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)	We expect our business to operate at margins that provide strong free cash flow per share and will therefore evaluate achievement based on realized free cash flow per share and the growth trajectory over time. Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(3)	Dividends will be based on an annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g., share buybacks, debt repayment, re-investment, acquisitions, etc.) to ensure that there is a focus on delivering excess returns.

(4)	Strong capital structure will be determined based on material actions taken to improve the balance sheet and Barrick’s investment grade rating as determined by major debt rating agencies, and we will continue to hold a very high standard for our aspired capital structure.

(5)	Capital project execution will be determined based on delivery of major capital projects to the planned cost and schedule established at the time of Board sanction (Final Investment Decision). The assessment will be performed on a project-by-project basis (weighted by size of the project) and will consider quantitative and qualitative dimensions. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, the cumulative spend on any individual project over time, our realization of value for capital dollars spent through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost.

(6)	Successful strategy execution will be qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to grow cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution.

(7)	Reputation and license to operate will be qualitatively assessed based on quantitative and qualitative measures. We will measure our performance trajectory over time for environmental (e.g., incidences) and safety (e.g., fatalities, Total Reportable Injury Frequency Rate). Qualitative measures include our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g., International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(8)	Our people development priorities are: to strengthen and renew the senior leadership of the Company by attracting external talent and moving people into optimal roles; drive an equivalent level of renewal across all areas of our business through Barrick’s partnership program and selective new hiring; and build effective, industry-leading processes for attracting, developing, evaluating, and retaining people at all levels of the Company. People development will be qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of talent management processes.

Restricted Share Units (RSUs)

RSUs may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion and/or long-term retention needs. RSUs vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant and unless otherwise determined by the Compensation Committee) and are granted on a case-by-case basis. The key characteristics of the Restricted Share Unit Plan are included in Schedule D of this Circular.

54	Barrick Gold Corporation | 2017 Circular

Previous Compensation Policies that Continue to Apply

We no longer grant stock options for executive compensation purposes, to further underscore long-term ownership as the basis of our LTI awards. We are also eliminating deferred cash incentives and have ceased granting PRSUs to strengthen our commitment to long-term emotional and financial ownership. Outstanding PRSUs vest at the end of three years from the date of grant, based on relative TSR, Adjusted EBITDA, and free cash flow performance weighted at 50%, 25%, and 25%, respectively. Adjusted EBITDA and free cash flow are both adjusted for commodity prices. Adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Certain Named Partners and officers of the Company continue to hold stock options granted in respect of 2012. Please refer to “Other Information – Equity Compensation Plan Information” beginning on page 85 for terms applicable to all outstanding option grants. None of the Named Partners hold outstanding PRSUs as at March 1, 2017.

Other Executive Compensation Elements

Employee Share Purchase Plan (ESPP)

All head office employees, including our Named Partners, are eligible to participate in the ESPP. The ESPP enables our employees to purchase our Common Shares through payroll deduction. We pay for the account set-up and purchase fees and match 50% of the employee contributions, up to a maximum of Cdn $5,000 per year.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

Currently, we administer one plan for the officers based outside of the United States (including Canada) and one for the officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan. See page 77 for a detailed description of the Executive Retirement Plans.

Other Benefits and Perquisites

Barrick provides competitive benefits and perquisites to employees and executives. Barrick’s group benefits package for all full-time employees includes health, dental, life, disability, and accidental death and dismemberment coverage. Our executives, including our NEOs, are also eligible for additional benefits and perquisites which generally include a leased vehicle or car allowance, parking benefits, financial counselling and executive medicals. Certain individuals are eligible for additional perquisites, including additional life, accidental death and dismemberment and long-term disability coverage, an allowance for Toronto housing expenses, as well as ground and air transport.

Barrick is committed to ensuring that the best people are in the right positions throughout its global business. To facilitate this core commitment to retaining the best available talent regardless of borders, relocation support is provided to employees, including our executives, when they are relocated on hire or promotion. Relocation benefits generally include relocation expenses, home finding and destination services, home sale and purchase assistance, housing allowances, moving allowances, as well as certain cash allowances recognizing cost of living differences in the host location. Our international relocation program facilitates global mobility and enables us to quickly meet our business needs around the world and develop our employees into the next generation of industry leaders.

Barrick Gold Corporation | 2017 Circular	55

2016 Performance Considerations for Named Partners

2016 Long-Term Company Scorecard (for 2016 PGSU Awards)

PGSU awards granted in February 2017 in respect of 2016 were assessed against the 2016 Long-Term Company Scorecard that was published in the 2016 information circular. The Compensation Committee determined the 2016 PGSU awards based on the following performance considerations:

Long-Term Performance Measure	Long-Term Performance Basis	Weighting	2016 Performance	Assessment	Outcome

Return on Invested Capital(1)	10% - 15%	15%	8.4%	0%	0%

Growth in Free Cash Flow per Share(2)	Deliver positive and growing free cash flow per share	15%	Free cash flow(2) of $1.51 billion (1,165,574,071 shares outstanding); more than tripled since 2014	100%	15%

Robust Dividend per Share(3)	25% - 35%	10%	11% of adjusted net earnings; $0.08/share	0%	0%

Strong Capital Structure(4)	Material improvements to balance sheet progressing towards A grade credit rating	10%	Moody’s: from negative to stable (Baa3); S&P: from stable to positive (BBB-)	40%	4%

Capital Project Execution(5)	Final investment decision budget	10%	Tightened processes; studies and smaller projects on time and on budget	40%	4%

Strategic Execution(6)	Judgment	15%	Debt reduction target exceeded; implemented Best-in-Class, AISC(2) reduced	80%	12%

Reputation and License to Operate(7)	Judgment	15%	One fatality; Total Reportable Injury Frequency Rate (TRIFR) of 0.4; Veladero environmental incident; significant reduction in Reportable Environmental Incidents	20%	3%

People Development(8)	Judgment	10%	Placed key talent at executive and senior management levels; technical restructuring; Global Employee Share Plan rollout	70%	7%
2016 Long-Term Performance Outcome		100%			45%

(1)	ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property Plant and Equipment of the financial statements in our 2016 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)	Free cash flow and AISC are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88. For the purposes of the scorecard, free cash flow will be adjusted for commodity prices.

(3)	Dividends to shareholders is based on the annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g. acquisitions, debt repayment, share buybacks, etc.) to ensure that there is a focus on delivering excess returns.

(4)	Strong capital structure is determined based on material actions taken to improve the balance sheet and Barrick’s investment grade rating as determined by major debt rating agencies.

(5)	Capital projects performance is determined based on delivery of approved projects at planned cost and schedule. The assessment will be quantitative and qualitative, because projects often span several years, and it is important to evaluate schedule and quality, in addition to cost. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, our realization of value for capital dollars spend through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost. All projects must meet a minimum return of 15%.

56	Barrick Gold Corporation | 2017 Circular

(6)	Successful strategy execution is qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted ROIC and strategic focus; execution of plans to grow free cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution. See footnote 1 for a description of ROIC. For a description of free cash flow, see footnote 2 and “Other Information — Use of Non-GAAP Financial Performance Measures — Free Cash Flow” on page 92 of this Circular.

(7)	Reputation and license to operate is qualitatively assessed based on considerations including our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g., International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(8)	Quality of people development is qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of talent management processes.

Financial Performance Measures (60% weighting)

Return on Invested Capital (1) (15% weighting, assessment: 0%):

Barrick has made substantial progress in upgrading its portfolio of mines, driving improvements to operational profitability, and reallocating capital to only those projects that meet target returns. These actions will produce higher ROIC over time, but we have not yet achieved our long-term performance range of 10% - 15% ROIC. For 2016, ROIC was 8.4% and as a result there is no payout on this metric.

Growth in Free Cash Flow per Share(2) (15% weighting, assessment: 100%):

We believe that a healthy, high-performing, mining business must deliver positive free cash flow across the gold price cycle and be self-funding for growth. In 2016, we generated $2.64 billion in operating cash flow and $1.51 billion in free cash flow(2) – a record level of free cash flow for Barrick, representing an improvement of more than $1 billion from 2015. Excluding the proceeds of the Pueblo Viejo streaming transaction in 2015, free cash flow(2) increased from -$0.14 billion in 2014 (1,164,669,708 shares outstanding), to $0.47 billion in 2015 (1,165,081,379 shares outstanding), and more than tripled to $1.51 billion in 2016 (1,165,574,071 shares outstanding). The payout for this metric is therefore 100%.

Robust Dividend per Share (10% weighting, assessment: 0%):

Barrick places a high priority on returning to shareholders a meaningful portion of our cash margin through dividends. We aim to increase dividends over time across a wide range of gold prices. For 2016, our free cash flow(2) increased significantly, and on February 15, 2017, we announced an increase in the Company’s quarterly dividend from $0.02 per share to $0.03 per share. Our dividend was 11% of adjusted net earnings(2), which is below our long-term performance range of 25% - 35% of adjusted net earnings(2). Therefore the payout for this metric is 0%.

Strong Capital Structure (10% weighting, assessment: 40%):

Barrick is working towards material improvements to our balance sheet as measured by improving our financial flexibility and credit rating. We took significant steps to improve liquidity, including retiring an additional $2.04 billion of debt in 2016. While our credit rating remained at Baa3/BBB-, Moody’s upgraded its outlook for Barrick in 2016 to stable and Standard & Poor’s to positive. Our financial flexibility continues to improve and we recognize steady progress, but the strength of our capital structure remains below our high aspiration. The payout for this metric is therefore 40%.

Capital Project Execution (10% weighting, assessment: 40%):

Executing major capital projects well is critical to Barrick’s improvement over the long-term, especially in achieving capital return targets. We therefore set a very high, and absolute, performance standard requiring that all our major projects achieve the cost and schedule promise made at the time of Board sanction (Final Investment Decision). Given the overall performance of our industry, this approach may appear unforgiving, but it imposes tight discipline. In 2016, we created the Chief Investment Officer role and increased Investment Committee rigor to ensure our standards are met. Current projects and studies are meeting timelines and costs are within budget, but we recognize that our overall spend is relatively modest at this time, so we have not attributed a full reward. The payout for this metric is therefore 40%.

Non-Financial Performance Measures (40% weighting)

Strategic Execution (15% weighting, assessment: 80%):

Successful strategy execution is qualitatively assessed based on considerations such as ongoing portfolio optimization and development of growth opportunities, execution on plans to grow free cash flow per share on a sustainable basis; application of processes, governance, people, and technology to drive sustainable company performance; and delivering on our strategic initiatives. Our strategic initiatives for 2016 were to generate free cash flow(2) at a gold price of $1,000 per ounce; reduce total debt by a further $2 billion; implement Best-in-Class initiatives across all operations; and to allocate and sequence capital using a long-term gold price of $1,200 per ounce. While we delivered on all of the strategic initiatives as set out at the beginning of 2016, and we thoroughly evaluated both additional growth and divestment opportunities, we were not satisfied that these opportunities would deliver adequate value for our owners. For that reason, the payout for this metric is 80%.

Barrick Gold Corporation | 2017 Circular	57

Reputation and License to Operate (15% weighting, assessment: 20%):

We recognize that our license to operate depends on the combined strength of our safety performance, compliance record (environmental, human rights, anti-corruption, etc.), and relationship building to strengthen our reputation. Even relatively minor events can have a significant effect on our stakeholders and business; we therefore set a high absolute standard and evaluate consistency and improvement over time. While Barrick’s safety performance continues to improve in important aspects, including the lowest ever TRIFR in company history at 0.4, we had a fatality at our Lumwana operation in Zambia in 2016. Any fatality is unacceptable and a strong reminder that safety is everyone’s first priority. In most jurisdictions, strong government and community relations translated into a reliable operating environment for the Company. However, we had a temporary suspension of operations at our Veladero mine in Argentina. For the ninth year in a row, Barrick was listed on the Dow Jones Sustainability Index, and third-party assurance confirmed that Barrick’s annual sustainability report continues to be aligned with the Global Reporting Initiative’s G4 Core reporting standard, consistent with our International Council on Metals and Mining Assurance Review (ICMM) requirements. Barrick is also a participant in CDP’s water program and our water ranking improved from B to A- in 2016. Recognizing that we still have work to do to improve our reputation in Chile and Argentina, and that the fatality in 2016 negates any reward for safety performance, the payout for this metric is 20%.

People Development (10% weighting, assessment: 70%):

Our people development priorities are to strengthen the capability of the Company by attracting external talent, moving people into optimal roles, driving high performance across all areas of our business through Barrick’s partnership program, leadership development initiatives, and building effective, industry-leading processes for developing, evaluating, and retaining people at all levels of the Company. In 2016, we continued to strengthen our Executive Committee with the appointments of Catherine Raw as Executive Vice President and Chief Financial Officer; Rob Krcmarov as Executive Vice President, Exploration and Growth; and the addition of Mark Hill as Chief Investment Officer, a newly created position designed to strengthen our capital allocation process. We also appointed Daniel Oh as Senior Vice President, Investor Engagement and Governance, to drive a focus on heightened governance and transparency with new and existing partners. We also placed high caliber talent to drive innovation and digital transformation projects. Barrick’s partnership program entered its third year, and we added 11 new partners to the program. We implemented a Global Employee Share Plan, which underscores the Company’s commitment to partnership and belief that all employees should be personally invested in the long-term success of Barrick. Retention of key talent remains high at 98% of identified positions and robust succession planning enabled us to cover over 70% of critical role openings in 2016 with internal leaders. Recognizing strong progress, the payout for this metric is 70%.

(1)	ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property Plant and Equipment of the financial statements in our 2016 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)	Adjusted net earnings and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

58	Barrick Gold Corporation | 2017 Circular

2016 Annual Performance Incentive Considerations for our Named Partners

2016 API awards for our Named Partners were determined based on the Compensation Committee’s review of their performance against the short-term priorities and initiatives that were published in the 2016 information circular.

President – API Considerations

Mr. Kelvin Dushnisky was appointed President of Barrick on August 17, 2015. On the Executive Chairman’s recommendation and the Compensation Committee’s advice, and in consideration of Barrick’s strong financial and operational performance and his contributions during 2016 to advance our 2016 priorities, the independent directors of the Board determined that an API Scorecard result of 52% was appropriate and awarded Mr. Dushnisky an API of $1,412,986.

Our Vision and the President’s 2016 Initiatives
Focus

•       In collaboration with the Executive Chairman and the Senior Executive Vice President, Strategic Matters, support strategic negotiations on key asset partnerships and/or divestments that contribute towards Barrick’s stated $2 billion debt reduction target or portfolio asset sales

Mining Excellence

•       Communicate the Company’s vision, strategy and business plan. Oversee and direct company communications, including with external stakeholders, investors/financial community, local communities, and employees

•       Together with the Chief Operating Officer, realize the improved proficiency and productivity from the Best-in-Class program, meeting or exceeding production guidance

•       Provide support for the design and delivery of the innovation (digitization) strategy and execution plan

•       Deliver on our corporate responsibility commitments, health and safety, environment, permitting, and maintain our license to operate

People

•       Create a culture of integrity and ownership that supports our Company values at all levels throughout the Company

•       Together with the Executive Vice President, Talent Management, provide leadership and ensure effective management of the succession planning and leadership development at senior levels, to provide continuity of leadership and an effective management team

Financial Flexibility

•       Ensure the Company meets financial guidance and maximizes free cash flow(1) per share, including paying a dividend at a gold price of $1,000/oz and copper price of $2/lb

•       Provide governance and oversight to the Company’s responsibilities, compliance, assurance, and disclosure requirements

Growth

•       Hold leaders accountable to deliver on the business plans to achieve guidance and grow reserves and resources

•       Jointly with the Executive Vice President & Chief Financial Officer, provide strategic direction and decisions to the Investment Committee on capital allocation and advance high-return projects

•       Provide direction for Pascua-Lama on license to operate and optimization plan

Partnership

•       Protect and enhance the “Barrick Brand”, including with current and new host governments; investor community (shareholders, analysts, media, etc.); associations; and general public

•       Provide visible leadership and inspiration to the partners in the Company, to encourage each partner to perform at his or her full potential and value to the Company

•       Build a strong working relationship with the Board members while ensuring communication of the Company’s challenges, opportunities, and business results to enhance the Board’s support, engagement, and understanding; improve timeliness and quality of Board reporting

2016 Accomplishments

✓       Provided strategic input on key asset partnerships, including negotiations regarding KCGM and Acacia

✓       Strengthened relationships with our owners, the financial community, and other stakeholders to reinforce Barrick’s strategic vision and priorities as part of the transformation into a twenty-first century company

✓       Provided strategic input on the design of key Barrick initiatives, including adopting Best-in-Class operations across the organization, and driving the deployment of digitization and innovation at the mine sites and across the organization

✓       Ensured corporate social responsibilities were met, resulting in Barrick’s best health and safety performance in history, as well as year-over-year reduction of Reportable Environmental Incidents

✓       In collaboration with the Executive Vice President, Talent Management, clarified roles and accountabilities for all roles in the license to operate function

✓       Provided leadership and strategic input to ensure business plan accountability and operational performance as Co-Chair of the weekly BPR meetings

✓       Reinforced culture of integrity and ownership and promoted desired partnership behaviors through a tireless dedication to our values

✓       Strengthened relationships with host governments and led community engagement efforts to advance permitting and enable access to resources at key sites

✓       Facilitated communication between management and the Board to improve support and engagement in addressing the Company’s challenges and opportunities

(1)	Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Barrick Gold Corporation | 2017 Circular	59

Three-Year Reported and Realized Pay Comparison for President

Reported pay (excluding pension value) includes base salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the “Summary Compensation Table”.

Realized pay is the compensation actually received by the President during the year, including base salary, API earned and all other compensation, as reported in the Summary Compensation Table. It also includes the value of stock options exercised and LTI awards that vested during the year, as reported in the “Value Vested or Earned During the Year ended December 31, 2016” table.

The graph (expressed in thousands of dollars) compares the compensation reported for our President in 2014, 2015, and 2016 in the Summary Compensation Table, and the compensation that he actually received for the same period from earned and vested awards.

We award a significant portion of our executive compensation in LTI to ensure a sharp focus on long-term value creation. Although LTI awards are reported in the Summary Compensation Table, our President does not actually receive value from these awards until they vest or when the sale and transfer restrictions lapse. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and company performance, which ensures the value of the awards reflects the shareholder experience over the long-term. The value of the LTI awards reported in the Summary Compensation Table therefore represents a future compensation opportunity, rather than an in-year compensation value.

During 2014 to 2016, the amount of compensation actually received (Realized Pay) by our President was, on average, 38% less than the Reported Pay in the “Summary Compensation Table”. In 2016, the compensation that our President actually received included his base salary, API award paid in cash, benefits and perquisites as incurred, as well as his 2013 Performance Restricted Share Unit award, which vested at 82.41% based on three-year relative TSR, Adjusted EBITDA(1), and free cash flow(1) performance. See Schedule E for terms applicable to all PRSU grants.

(1)	Adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

60	Barrick Gold Corporation | 2017 Circular

Senior Executive Vice President, Strategic Matters – API Considerations

Mr. Kevin Thomson was appointed Senior Executive Vice President, Strategic Matters on October 14, 2014. In determining Mr. Thomson’s API award, the Compensation Committee considered the Executive Chairman’s recommendations, Barrick’s relentless pursuit of existing and new opportunities to optimize our portfolio, and Mr. Thomson’s contributions to advance our 2016 priorities. The Compensation Committee determined that an API Scorecard result of 82% was appropriate and awarded Mr. Thomson an API of $1,671,127.

Our Vision and the Senior Executive Vice President, Strategic Matters’ 2016 Initiatives
Focus

•       Continue the process of divesting assets considered non-core to Barrick

•       Work closely with our Technical Services Group and others to complete value realization and other studies on assets to be disposed of

•       Work with bankers and members of our strategic group to translate value realization work into superior prices for assets disposed of

•       Work with our General Counsel and others to deal with post-closing working capital adjustments and other issues on transactions announced in 2015

Financial Flexibility
People

•       Continue to drive a high performance culture in our Strategic Matters group and in all other functions at Barrick essential for the success of our strategic transactions, such as tax, technical services, accounting, and communications

•       Re-think and overhaul our evaluations function, so that growth opportunities can be evaluated in a timely, professional manner

•       Work with our communications and investor relations teams to communicate the work of our Strategic Matters group in a clear and transparent manner

•       Assist our President, Executive Vice President and Chief Financial Officer, and others in framing our external messaging

Growth

•       Work with other members of our Growth Committee to re-think our approach to external growth opportunities and develop a priority list of external growth options

•       Work with bankers, lawyers, and other advisors to oversee thorough and professional assessments of various external growth options

•       For external growth options that are approved by the Executive Chairman, quarterback internal teams of various disciplines (e.g. evaluations, technical services, tax, accounting) and external advisors (e.g. bankers, lawyers, accountants) to assess and pursue those options in a professional, timely manner

Partnership

•       Role model partnership behaviors – be fully committed, timely and professional, and drive high performance behavior

•       Continue to train members of our strategic group on outstanding execution of our strategic transactions, and act as the leader of our various strategic initiatives

•       Work with our Executive Vice President, Talent Management; Chief Operating Officer; Senior Vice President, Investor Engagement and Governance; Vice President, Corporate Secretary and Associate General Counsel; members of our Corporate Governance & Nominating Committee; and other independent directors to deal with concerns that may be raised by shareholders from time to time, to ensure that Barrick’s approach to corporate governance is Best-in-Class, and that our governance structure and approach to compensation are clearly communicated to our shareholders in our information circular and elsewhere

•       Work with other members of our Executive Committee to recruit exceptional people from time to time and deal with underperforming partners, officers, and other employees in a timely, professional manner

2016 Accomplishments

✓       Developed and expanded relationships with joint venture and strategic partners to strengthen Barrick’s pipeline of potential partnership and acquisition opportunities

✓       Incorporated Barrick’s innovative Value Realization System into each divestiture analysis to highlight full value of assets to potential bidders and ensure maximum value recognition from asset sales

✓       Led negotiations for numerous potential asset divestitures and managed the effective coordination of internal and external teams to ensure transaction readiness and swift deal analysis

✓       Coordinated efforts between the internal project evaluations group and external advisors to comprehensively evaluate potential strategic transactions

✓       Collaborated with the Executive Committee to review and prioritize external growth options to support Barrick’s growth strategy

✓       Provided candid counsel as to performance, impact, and development opportunities for Partners and Partner nominees

✓       In collaboration with the Executive Vice President, Talent Management, actively engaged in the recruiting and coaching of key talent for critical roles, including Senior Vice President, Investor Engagement & Governance and Vice President, Corporate Secretary & Associate General Counsel

✓       Collaborated with Executive Vice President, Talent Management and others to ensure that Barrick embraces industry-leading corporate governance practices and disclosure

✓       Provided strategic guidance and counsel to ensure clear, consistent, and compelling messaging for investor relations and other corporate communications, including our ongoing shareholder engagement strategy

Barrick Gold Corporation | 2017 Circular	61

Executive Vice President and Chief Financial Officer – API Considerations

Ms. Catherine Raw, formerly Executive Vice President, Business Performance, was appointed Executive Vice President and Chief Financial Officer on April 26, 2016. In determining Ms. Raw’s API award, the Compensation Committee considered the Executive Chairman’s recommendations, Barrick’s strong financial performance in 2016, and Ms. Raw’s contributions to advance our 2016 priorities. The Compensation Committee determined that an API Scorecard result of 82% was appropriate and awarded Ms. Raw an API of $1,485,446.

Our Vision and the Executive Vice President & Chief Financial Officer’s 2016 Initiatives
Focus

•       Refine the Investment Committee to improve the rigor and discipline with which capital allocation decisions and the associated risks are made, aligned with the delivery of the 10-15% ROIC(1) target

•       Evaluate, model, and risk-assess the major capital allocation alternatives to better inform and direct long-term strategy

Mining Excellence

•       Enhance and refine financial planning and forecasting to ensure focus on being free cash flow(2) positive (including paying a dividend) at a gold price of $1,000/oz and a copper price of $2/lb

•       Support the Chief Operating Officer to drive the Best-in-Class initiatives to ensure the Company’s focus is on delivering against the budget, irrespective of the prevailing gold price, reduce cash costs, and deliver on free cash flow targets

•       Oversee the implementation of the Barrick Enablement and Simplification Program to simplify and standardize financial reporting, improve supply chain and production costing

People

•       Evaluate and develop finance leaders, upgrade talent, ensure robust succession planning, and develop capabilities across the function

•       Provide leadership to the mine-site Chief Financial Officers to enable them to better support the General Managers to become effective business owners

Financial Flexibility

•       Drive further balance sheet improvements using free cash flow and through working with the Strategic Matters team on potential asset divestitures and joint ventures to support the reduction of debt by at least $2 billion

•       Ensure the ability to draw on credit facilities, identify alternative financing options and maintain relationships with credit rating agencies, and leverage tax synergies and company structures

Growth

•       Partner with the other members of the Growth Committee to formulate and execute a strategy to identify, assess and perform due diligence on growth opportunities, via exploration, projects and potential acquisitions, ensuring strategic alignment and coordination of all major growth initiatives across the Company

•       Jointly, with the Executive Committee, manage the future of Pascua-Lama

•       Collaborate with the Executive Committee to formulate and implement a strategy to digitize Barrick, with the aim of providing real-time data to enable the business to understand limitations, drive results, and understand the operations holistically to enhance performance

Partnership

•       Commercially articulate and deliver on Barrick’s strategic objective of free cash flow growth in virtually any gold price environment

•       Manage the development and execution of the investor relations strategy to build trust and improve the quality of our engagement with investors, shareholder base, financial partners, and the market more broadly

2016 Accomplishments

✓       Led efforts to strengthen our balance sheet by reducing debt by $2.04 billion and extending the maturity date of our revolving credit facility by one year, generating annual interest savings of approximately $100 million and annual operating cash flow of approximately $0.4 million

✓       Supported the creation and implementation of a cybersecurity risk mitigation plan

✓       Led investment review and approval process in partnership with Chief Investment Officer to ensure rigorous application of capital spend and that all new projects meet our minimum hurdle rate of 15%; continued to refine the capital allocation model and investment approval process

✓       Improved financial decision making across the organization through the implementation of a new tool that enables more timely and robust financial analysis

✓       Collaborated with the Executive Committee to drive refinements to our mine planning, financial planning analysis, and forecasting processes, enabling greater performance transparency and more agile decision making

✓       Supported the Chief Operating Officer to embed Best-in-Class savings opportunities across the organization and improve cost and inventory tracking

✓       Collaborated with the Chief Operating Officer to drive implementation of digitization initiatives across the organization by aligning Finance and Information Management and Technology

✓       Strengthened financial leadership by placing new Chief Financial Officers and other critical roles at Hemlo and Turquoise Ridge, in Argentina and Peru, and at head office, as well as providing coaching and support to develop future finance leaders across the organization

✓       Collaborated with the Senior Executive Vice President, Strategic Matters to analyze potential asset divestitures and joint venture opportunities, as well as review potential acquisitions

✓       Deepened relationships with our fellow owners and regulators through active outreach and by strengthening financial reporting and communications in partnership with the Senior Vice President, Investor Engagement and Governance

(1)	ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation), less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and by dividing by average invested capital. Invested capital is calculated by taking total assets excluding assets not subject to depreciation. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)	Free cash flow is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

62	Barrick Gold Corporation | 2017 Circular

Chief Operating Officer – API Considerations

Mr. Richard Williams, formerly Chief of Staff, was appointed Chief Operating Officer on August 17, 2015. In determining Mr. Williams’ API award, the Compensation Committee considered the Executive Chairman’s recommendations, Barrick’s strong operational performance in 2016, and Mr. Williams’ contributions to advance our 2016 priorities. The Compensation Committee determined that an API Scorecard result of 82% was appropriate and awarded Mr. Williams an API of $1,485,446.

Our Vision and the Chief Operating Officer’s 2016 Initiatives
Focus

•       In partnership with the Executive Vice President and Chief Financial Officer, upgrade five-year plans for all operations to enhance asset value and free cash flow

•       Ensure timely technical support to all asset sale processes and establishment of joint ventures

•       Identify optimal approach and strategic alternatives for Lagunas Norte and Golden Sunlight

•       Advance the development options for key growth projects, including Donlin, Cerro Casale, and Alturas

Mining Excellence

•       Improve health and safety and environmental performance by ensuring zero fatalities, achieving a TRIFR of less than 0.4, and reducing Reportable Environmental Incidents to less than 28 across the portfolio

•       Reduce AISC(1) to less than $760/oz by improving efficiency of operations at a gold price of $1,000/oz and a copper price of $2/lb copper

•       Further enhance the effectiveness of the decentralized operating model by refining the BPR process, transforming risk management and crisis management, and standardizing mine management across the portfolio

People

•       Build and lead a system for continuous review of operational talent to ensure the quality of deployed leaders, technical staff, and operators is well positioned for the key organizational challenges faced

•       Simplify and clarify the role of operational support staff at head office to disseminate leading technical practices across sites

•       Spearhead a leadership development and training program to upgrade the capability of deployed leaders across the operations

•       Play a leading role in building the partnership culture within Barrick

Financial Flexibility

•       Strengthen the balance sheet and reduce risk by improving the management of our closure/reclamation obligations

•       Secure significant operating efficiencies and reduce risk by enhancing the integration of Supply Chain and Maintenance

Growth

•       Champion the implementation of digitization and innovative practices in all areas of the business

•       Support the Growth Committee in their efforts to target mining exploration (MINEX) activity towards strategic and high value opportunities

•       Ensure the successful deployment of the Total Carbonaceous Matter (TCM) project at Goldstrike to drive further operational efficiency

•       Ensure the delivery of a sustainable Pascua-Lama optimization plan

Partnership	• Lead the establishment of a long-term partnership with Cisco • Reinforce and enhance the operational relationship with Zijin globally and with Antofagasta in Chile
2016 Accomplishments

✓       Embedded Best-in-Class approach across the organization, delivering free cash flow(1) of $1.51 billion; increased operating cash flow from $2.18 billion to $2.64 billion with fewer ounces; reduced AISC(1) to $730/oz from $831/oz and Cost of Sales from $859/oz to $798/oz

✓       Championed digitization initiatives to transform Barrick into a twenty-first century company, including operational innovations at the Cortez pilot site

✓       Upgraded five-year plans for all operations to enhance asset value and free cash flow

✓       Provided leadership and strategic operational guidance to advance growth options at several key sites and projects, including Lagunas Norte and Donlin Gold

✓       Advanced the optimization for Pascua-Lama, including reviewing development options and hiring Senior Vice President, Lama and Frontera District Development

✓       Oversaw strongest health and safety performance in Company history

✓       Implemented improvements to the structure and talent development of the Operations Team to address opportunities identified from monthly/quarterly talent management reviews

✓       Strengthened operational oversight by appointing a new Chief Technical Officer and clarifying the role of the Technical Services group

✓       Clarified roles and accountabilities between digitization and innovation initiatives and appointed Ed Humphries as Head of Digital Transformation

✓       Strengthened site management capabilities by rotating General Managers to better leverage leadership and technical capabilities, in collaboration with the Executive Vice President, Talent Management

✓       Strengthened leadership capabilities at Goldstrike through appointment of Bill MacNevin as General Manager

✓       Provided strategic oversight and guidance to supply chain optimization initiatives, extracting savings of $125 million in 2016 through better vendor management and other initiatives

✓       Improved strategic focus of mining exploration (MINEX) through better collaboration between operations and exploration, in partnership with the Senior Vice President, Exploration and Growth

✓       Championed strategic partnership with Cisco to embed technology at the core of our operations and communications

(1)	AISC and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Barrick Gold Corporation | 2017 Circular	63

Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs, and approves major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approved the compensation of the Executive Chairman and the President based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

The Compensation Committee recommends the compensation of the Executive Chairman based on an assessment of his performance for the year by the Corporate Governance & Nominating Committee in consultation with the Lead Director. The Compensation Committee approved and/or recommended the compensation of the President, Senior Executive Vice President, Strategic Matters, Executive Vice President and Chief Financial Officer, Chief Operating Officer, and other Executive Committee members based on their assessment of Company performance, the Long-Term Company Scorecard, the API Scorecards, and any other relevant factors, with input from the Executive Chairman.

As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•	Evaluates performance of our Partnership Plan participants collectively by using the Long-Term Company Scorecard at the end of each year;

•	Evaluates the individual performance of our Executive Committee using the API Scorecards at the end of each year;

•	Approves and/or recommends to the Board annual compensation for our Executive Committee using the API Scorecards and other relevant factors at the end of each year;

•	Provides recommendations to the Board regarding compensation for the Executive Chairman and President;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices; and

•	Reviews the remuneration of the directors from time to time to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

For further detail about the role of the Compensation Committee and a description of its key activities and accomplishments in 2016, see the discussion under “Committees of the Board – Compensation Committee” on page 34.

Composition of the Compensation Committee

The members of the Compensation Committee are J.B. Harvey (Chairman), G.A. Cisneros, J.R.S. Prichard, S.J. Shapiro, and E.L Thrasher. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101.

Collectively, the Compensation Committee’s members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•	Mr. Harvey, the Chairman of the Compensation Committee, is Chairman Emeritus of CONSOL Energy Inc. and was formerly the Chief Executive Officer of CONSOL Energy Inc. As such, he draws from his management experience to provide relevant compensation and governance-related insights. As well, Mr. Harvey is the Lead Director of Barrick’s Board of Directors.

•	Mr. Shapiro was the Chairman of the Compensation Committee of El Paso Corporation. Mr. Shapiro also has extensive experience from his former executive roles at Burlington Resources Inc. and Vastar Resources Inc. As well, Mr. Shapiro is the Chairman of Barrick’s Audit Committee, which assists in consideration of the issues that are relevant to both committee mandates.

•	Mr. Cisneros has extensive experience as the owner and Chairman of the Cisneros Group of Companies, a large privately-held conglomerate.

64	Barrick Gold Corporation | 2017 Circular

•	Mr. Prichard has extensive human resources and compensation experience through his prior roles as President of the University of Toronto, and President and Chief Executive Officer of both Metrolinx and Torstar Corporation. He has taught labour law for many years and previously served as the Compensation Committee chairman of Imasco Limited. He is the current Compensation Committee chairman of George Weston Limited and a member of the Compensation Committee of Bank of Montreal.

•	Mr. Thrasher is the founder, Chief Executive Officer, and Chief Marketing Officer of XCoal Energy & Resources, a global coal products supplier. He draws from his management experience to provide relevant compensation and governance-related insights.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. From 2012 to April 2015, the Compensation Committee retained Willis Towers Watson (Towers Watson) to provide market compensation benchmark data, peer group reviews, information on compensation and governance trends, and input on specific issues related to executive compensation programs. Towers Watson was also engaged by management to provide pension, employee communication, and market compensation data for positions outside of the Compensation Committee’s mandate. The Compensation Committee was satisfied with the safeguards that were in place to ensure the soundness and objectivity of Towers Watson’s consulting advice based on a review of its report on independence, as defined in the NYSE Standards.

Following the 2015 annual meeting of shareholders, the Compensation Committee ended its engagement with Towers Watson. In May 2016, Pay Governance was selected by the Compensation Committee as its new independent consultant to assist with refining the Executive Chairman’s compensation structure, on the basis of its broad experience advising compensation committees of a number of S&P/TSX60 cross-listed companies. Pay Governance provides advisory services exclusively to the Compensation Committee and does not advise management.

In 2016, Pay Governance provided benchmarking advice and data for the Executive Chairman, materials on traditional and innovative performance-based compensation models employed by other companies, as well as design and shareholder engagement support with the refined approach to compensation for the Executive Chairman. The chart below summarizes the fees paid to Towers Watson and Pay Governance in 2015 and 2016 for services provided to the Compensation Committee and Barrick management. The Compensation Committee reviews and approves all fees and terms of consulting services provided by compensation consultants that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company to ensure that the independence of such consultants is not compromised.

2015	Executive Compensation-Related Fees	All Other Fees for services provided to management(2)	Total Fees
Towers Watson(1)	$69,035 (15%)	$391,740 (85%)	$460,775 (100%)

2016	Executive Compensation-Related Fees	All Other Fees for services provided to management	Total Fees
Pay Governance(1)	$255,704 (100%)	Nil (Nil)	$255,704 (100%)

(1)	Towers Watson’s consulting fees paid in Canadian dollars in 2015 were converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada (1.2787). Pay Governance’s consulting fees are paid in U.S. dollars.

(2)	Executive compensation services provided by Towers Watson to Barrick management in 2015 included:

-	Market compensation data for positions outside of the Compensation Committee’s mandate;

-	U.S. health care employee communications;

-	Valuation services for U.S. retirement/pension and medical plans; and

-	Strategic consulting on core health and welfare benefits, plus wellness programs and incentives.

Barrick Gold Corporation | 2017 Circular	65

Compensation Benchmarking and Peer Group

The competitive positioning of executive compensation is assessed using our Mining Peer Group, which is reviewed and approved every year by the Compensation Committee. The Compensation Committee will re-evaluate the Mining Peer Group during 2017 to ensure its continued appropriateness.

Our Mining Peer Group is comprised of 10 global mining companies that Barrick competes with for investors, capital, and mining properties, as well as qualified and experienced executive talent in the mining industry, selected based on the criteria below. Overall, we position our total compensation opportunities between the median and 75th percentile of the Mining Peer Group to reflect that Barrick is larger and more globally complex than our Mining Peer Group average. Total compensation awarded may be higher or lower than the median to 75th percentile range to reflect performance. Total compensation in excess of the 75th percentile will only be awarded for superior outperformance.

In 2016, the Compensation Committee reviewed benchmarking data for the Executive Chairman and the Executive Committee, including our President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; and Chief Operating Officer. The benchmarking data was referenced alongside other considerations, including the scope, responsibilities, and accountability of our Executive Chairman and Executive Committee, which at times, may be broader than their respective job titles indicate. When determining executive compensation levels, the Compensation Committee also considers shareholder and governance views, the overall economic climate and business environment, retention needs, experience and potential for future advancement, and internal pay relativity. The Committee also considers Barrick’s TSR performance on an absolute and relative basis to ensure pay decisions reflect the shareholder experience. TSR performance is reviewed annually against the Mining Peer Group, sector peers, and other broad market indices. TSR performance is assessed for companies outside of our Mining Peer Group as our shares are widely-held by institutional and retail shareholders who have shareholding interests beyond companies that operate in the mining industry.

66	Barrick Gold Corporation | 2017 Circular

Managing Compensation Risks

We monitor the risks associated with our executive compensation plans, programs, policies, and decisions on an ongoing basis. In 2014, the Compensation Committee was presented with the results of a comprehensive compensation risk assessment, which confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

What we do:

✓	We pay for performance.	✓	We maintain a robust Clawback Policy.

✓	We ensure that the long-term interests of our Executive Chairman, Named Partners, and our shareholders are one and the same.	✓	We mitigate undue risk-taking in compensation plans.

✓	We appropriately balance short-term and long-term incentive compensation for our Named Partners.	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards.

✓	We cap incentive plan payouts by fixing maximum compensation opportunities for our Named Partners.	✓	We regularly review compensation.

✓	We stress-test incentive compensation programs, awards, and payouts.	✓	We provide an annual advisory vote on executive compensation.

✓	We maintain industry-leading minimum share ownership requirements for our Named Partners.	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices.

What we do not do:

✗	We do not guarantee incentive compensation.	✗	We do not reprice equity-based incentive compensation awards.

✗	We do not provide tax gross ups in connection with Change in Control severance payments.	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership.

Enhanced Clawback Policy

Barrick has adopted a Clawback Policy that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act. Under the Clawback Policy, we may recoup certain incentive compensation paid to our Executive Chairman, Named Partners, other Partnership Plan participants, former executive officers, and certain other officers and employees (a Covered Person) in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our Executive Chairman, Named Partners, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

As a result of an amendment to our Clawback Policy in February 2017, the Clawback Policy now also allows for the recoupment of incentive compensation from Covered Persons, where the Board determines that wrongful conduct (fraud, dishonesty or gross negligence) has occurred which resulted in a Covered Person improperly achieving certain performance targets and receiving or realizing a higher amount of incentive compensation than such Covered Person would have otherwise been entitled to receive or realize. Recoupment can be sought for a period of 36 months from the date on which the wrongful conduct occurred.

Share Ownership Requirements

Our partnership culture requires that our Executive Chairman and partners be owners; we expect them to have a high degree of financial and emotional ownership in the Company. Share ownership is a core attribute of our culture and something that all of our partners embrace. Reflecting this philosophy, Barrick has implemented share ownership requirements for the Executive Chairman (four times salary), President (ten times salary), and all Senior Executive Vice Presidents and Executive Vice Presidents (five times salary). In addition, share ownership requirements extend to other Partnership Plan participants, including Senior Vice Presidents, Vice Presidents, Executive Directors, and General Managers (one and a half to two and a half times salary). All Partnership Plan participants have until the later of five years from the date he or she became a partner or February 2020 to meet the share ownership requirements.

Common Shares held by our Named Partners, Common Shares purchased through Barrick’s ESPP, Common Shares held in trust, unvested RSUs, and unvested PGSUs are counted towards satisfying share ownership requirements. Stock options and outstanding PRSUs do not count towards these requirements.

Barrick Gold Corporation | 2017 Circular	67

Mr. Dushnisky does not currently satisfy his share ownership requirement. He has until the later of five years from the date he became a partner or February 2020 to meet the share ownership requirement. Messrs. Thornton, Thomson, and Williams, as well as Ms. Raw currently satisfy their share ownership requirements. Mr. Thornton has exceeded his share ownership requirement, with a total Common Share ownership position of 2,408,337 Common Shares worth over 18 times his base salary. In the table below, share ownership has been evaluated as at year-end on December 31, 2016 and March 1, 2017 to take into consideration the long-term incentive grants that were made to our Named Partners in February 2017 for 2016 performance.

2016 Requirement			Actual Share Ownership Details for NEOs(1)
Name and Principal Position	Multiple of Salary(2)	Date	Value of Common Shares (# Common Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of DSUs (# DSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
John L. Thornton Executive Chairman(3)	4x	December 31,	$35,122,234	Nil	Nil	$18,121	$35,140,355	14.1x
		2016	(2,197,887)	Nil	Nil	(1,134)	(2,199,021)
		March 1, 2017	$41,562,043	Nil	Nil	$21,444	$41,583,487	16.6x
			(2,197,887)	Nil	Nil	(1,134)	(2,199,021)
Kelvin P.M. Dushnisky President(4)	10x	December 31,	$922,781	$3,917,833	$525,007	Nil	$5,365,621	5.9x
		2016	(57,746)	(245,171)	(32,854)	Nil	(335,771)
		March 1, 2017	$1,091,977	$6,952,583	Nil	Nil	$8,044,560	8.9x
			(57,746)	(367,667)	Nil	Nil	(425,413)
Kevin J. Thomson Senior Executive Vice President, Strategic Matters(5)	5x	December 31,	$244,510	$1,235,414	$1,941,171	Nil	$3,421,095	5.0x
		2016	(15,301)	(77,310)	(121,475)	Nil	(214,086)
		March 1,	$289,342	$2,909,682	$2,297,092	Nil	$5,496,116	8.1x
		2017	(15,301)	(153,870)	(121,475)	Nil	(290,646)
Catherine P. Raw Executive Vice President and Chief Financial Officer(6)	5x	December 31,	$382,625	Nil	$1,310,088	Nil	$1,692,713	2.8x
		2016	(23,944)	Nil	(81,983)	Nil	(105,927)
		March 1, 2017	$452,781	$1,286,882	$1,550,299	Nil	$3,289,962	5.5x
			(23,944)	(68,053)	(81,983)	Nil	(173,980)
Richard J.E. Williams Chief Operating Officer(7)	5x	December 31,	$50,705	$686,341	$943,619	Nil	$1,680,665	2.8x
		2016	(3,173)	(42,950)	(59,050)	Nil	(105,173)
		March 1, 2017	$60,001	$2,099,067	$1,116,636	Nil	$3,275,704	5.5x
			(3,173)	(111,003)	(59,050)	Nil	(173,226)

(1)	The value of Common Shares, PGSUs, RSUs, and DSUs is based on the closing price of our Common Shares on the NYSE on December 30, 2016 ($15.98), the last trading day of 2016, and March 1, 2017 ($18.91). Mr. Usmar is not included in the table as he departed from Barrick following the 2016 annual meeting.

(2)	For the purposes of determining the share ownership requirements as at December 31, 2016 and March 1, 2017, the 2016 pre-tax base salary has been used for Messrs. Thornton ($2,500,000), Dushnisky (Cdn $1,200,000), Thomson (Cdn $900,000), and Williams (Cdn $800,000), and Ms. Raw (Cdn $800,000). For Messrs. Dushnisky, Thomson, and Williams and Ms. Raw, 2016 annual base salaries were converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (1.3248); 2017 annual base salaries were converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on March 1, 2017 (1.3335).

(3)	As at March 1 (the currency date of this table), Mr. Thornton owns 1,212,402 Common Shares directly, 33,220 Common Shares indirectly through a Rollover IRA, and 500,000 Common Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,600 Common Shares held in the names of his wife and children. In addition, 211,665 Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Common Shares held in trust. On March 16, 2017, Mr. Thornton used 68% of the after-tax value of his LTI award ($2,089,524) to purchase 109,898 Common Shares which are subject to a holding period until the later of: (a) the date Mr. Thornton retires or leaves the Company, and (b) three years following the date of purchase. Mr. Thornton also acquired separately 73,802 Common Shares and an additional 26,750 Common Shares through his Rollover IRA. Following these purchases, Mr. Thornton’s total share ownership position increased to 2,408,337 Common Shares, which is approximately 18 times his base salary.

(4)	Mr. Dushnisky holds 57,746 Common Shares directly. Mr. Dushnisky has until February 17, 2020 to meet his share ownership requirement.

(5)	Mr. Thomson holds 15,301 Common Shares directly.

(6)	Ms. Raw holds 23,944 Common Shares directly.

(7)	Mr. Williams holds 3,173 Common Shares directly.

68	Barrick Gold Corporation | 2017 Circular

Shareholder Return Performance Graphs

The following graph compares the total cumulative shareholder return for Cdn $100 invested in our Common Shares on the TSX at December 31, 2011 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2011 to December 31, 2016

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2011	2012	2013	2014	2015	2016

Barrick (TSX)	$100	$77.07	$42.34	$28.68	$23.78	$50.16

S&P/TSX Composite Index	$100	$107.18	$121.10	$133.87	$122.72	$148.59

S&P/TSX Global Gold Index	$100	$85.31	$44.85	$42.27	$37.99	$57.35

Barrick Gold Corporation | 2017 Circular	69

The following graph compares the total cumulative shareholder return for US $100 invested in our Common Shares on the NYSE at December 31, 2011 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Five-Year Cumulative Total Shareholder Return on US $100 Investment(1)

December 31, 2011 to December 31, 2016

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2011	2012	2013	2014	2015	2016

Barrick (NYSE)	$100	$78.88	$40.61	$25.07	$17.45	$37.97

S&P 500 Index	$100	$115.99	$153.55	$174.55	$176.95	$198.10

PHLX Gold & Silver Sector Index	$100	$93.29	$48.50	$40.11	$26.71	$46.72

In 2016, our TSR outpaced our prior three-year average and significantly improved relative to our peers. Amid gold price volatility, we continued to intensify our focus on our single overarching objective: to generate, and ideally grow, free cash flow in any foreseeable gold price environment. As a result, the Company delivered record-breaking free cash flow in 2016 despite gold price volatility. Our robust liquidity and relentless focus on innovation and digital transformation, along with our Best-in-Class operations, will continue to provide resilience and flexibility through volatile market conditions, while we continue to invest to improve the quality of our asset base to enhance long-term value for our shareholders.

70	Barrick Gold Corporation | 2017 Circular

Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation(1)

versus Barrick Cumulative Value(2) of Cdn $100 and US $100 Investment

December 31, 2011 to December 31, 2016

(1)	Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the Summary Compensation Table for the NEOs in role as at December 31 each year. To provide a consistent basis of comparison over the five-year period, the figures for all years include total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the circular for the relevant year. For 2016, this information is disclosed in the “Summary Compensation Table” on page 72 of the Circular.

(2)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2011	2012	2013	2014	2015	2016

Barrick (TSX)	$100	$77.07	$42.34	$28.68	$23.78	$50.16

Barrick (NYSE)	$100	$78.88	$40.61	$25.07	$17.45	$37.97

Five-Year Change in NEO Total Compensation

	2011	2012	2013	2014	2015	2016

NEO Total Compensation (Indexed to 2011 Compensation)	100.00 (Index Year)	154.58 55%	99.60 -	102.47 2%	54.54 -45%	88.69 -11%

NEO Total Compensation (U.S. millions)	$29.01	$44.84	$28.89	$29.73	$15.82	$25.73

Each year, the Compensation Committee reviews NEO total compensation in the context of their individual and collective contributions to Barrick’s financial and operational performance, as well as TSR to ensure that total compensation appropriately reflects the shareholder experience. Over the past few years, we have demonstrated a thoughtful, rigorous, and long-term approach to managing the business in a volatile gold price environment by consistently executing on our strategic priorities. Due to the long-term nature of the mining industry and the volatility of the gold price, actions taken may not yield positive immediate impacts on our share price performance.

Barrick Gold Corporation | 2017 Circular	71

From 2011 to 2016, average market gold prices declined from a record level of $1,572 per ounce to $1,251 per ounce, which is reflected in the decline of our share price on the TSX and NYSE over the same period. Since then, we have been relentless in optimizing our portfolio and streamlining our operations to position Barrick for growth, as well as driving capital discipline to ensure that we have a robust balance sheet that can withstand gold price volatility. The market took note of our strong performance this year. In 2016, we generated TSR of 117%; this made Barrick the best performing stock among senior gold producers during the year.

The total reported compensation for our NEOs who were active for the full year was $25.73 million. This reflects a decrease of 11% from 2011 (compared to our five-year share price decline of 53% and 65% on the TSX and NYSE, respectively), 3.1% of Barrick’s adjusted net earnings of $818 million, and 0.3% of Barrick’s common shareholder equity of $7,935 million as at December 31, 2016. We award a significant portion of compensation in the form of Common Shares that cannot be sold or disposed of until retirement or termination of employment to ensure that the interests of our NEOs are one and the same as those of our fellow owners, now and over the long term.

Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2016.(1) Our NEOs are our Executive Chairman; President; Senior Executive Vice President, Strategic Matters; Executive Vice President and Chief Financial Officer; Chief Operating Officer; and former Senior Executive Vice President and Chief Financial Officer. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans(4)	Long-Term Incentive Plans(5)	Pension Value(6)	All Other Compen- sation(7)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
John L. Thornton	2016	2,500,000	Nil	Nil	Nil	5,320,000	375,000	307,198	8,502,198
Executive Chairman(8)	2015	2,500,000	Nil	Nil	Nil	Nil	375,000	204,090	3,079,090
	2014	2,500,000	Nil	Nil	2,500,000	7,000,000	750,000	163,547	12,913,547
Kelvin P.M. Dushnisky	2016	905,760	2,466,288	Nil	1,412,986	Nil	347,812	77,180	5,210,026
President(9)	2015	938,400	1,575,288	Nil	1,407,600	Nil	351,900	72,707	4,345,895
	2014	1,026,271	1,444,500	Nil	696,253	696,253	362,816	256,937	4,483,030
Kevin J. Thomson	2016	679,320	1,541,430	Nil	1,671,127	Nil	352,567	34,981	4,279,425
Senior Executive Vice	2015	703,800	984,555	Nil	1,731,348	Nil	365,272	34,388	3,819,363
President, Strategic Matters(10)	2014	169,763	1,444,500	Nil	Nil	Nil	25,464	819,524	2,459,251
Catherine P. Raw	2016	603,840	1,370,160	Nil	1,485,446	Nil	313,393	118,383	3,891,222
Executive Vice President,	2015	417,067	573,375	Nil	Nil	Nil	62,561	1,938,629	2,991,632
and Chief Financial Officer(11)	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Richard J.E. Williams	2016	603,840	1,370,160	Nil	1,485,446	Nil	313,393	71,060	3,843,899
Chief Operating Officer(12)	2015	377,967	546,975	Nil	1,146,217	Nil	228,627	268,971	2,568,757
	2014	30,180	702,188	Nil	Nil	90,540	4,527	220,943	1,048,378
Shaun A. Usmar	2016	226,440	Nil	Nil	Nil	Nil	33,966	14,906	275,312
Former Senior Executive Vice	2015	703,800	984,555	Nil	1,372,410	Nil	311,432	42,738	3,414,935
President and Chief Financial Officer(13)	2014	83,575	1,444,500	Nil	Nil	Nil	12,536	409,338	1,949,949

(1)	All compensation is paid in Canadian dollars and reported in U.S. dollars, except for compensation paid to Mr. Thornton which is paid and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average exchange rates reported by the Bank of Canada are: 2016 – 1.3248; 2015 – 1.2787; and 2014 – 1.1045.

(2)	The figures shown reflect the grant date fair value of PGSUs and RSUs approved by the Compensation Committee for the specified fiscal years. PGSUs granted on February 14, 2017 were converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the first trading day following the expiration of the Blackout Period: i.e., February 21, 2017: 1.3138. PGSUs granted on February 16, 2016 were converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the first trading day following the expiration of the Blackout Period: i.e., February 22, 2016: 1.3712. For the February 17, 2015 grants of PGSUs and RSUs, the exchange rate used was the Bank of Canada closing rate of exchange on the last trading date preceding the date of grant: i.e., February 13, 2015: 1.2461. For RSUs granted August 4, 2015, the exchange rate used was the Bank of Canada closing rate of exchange on the last trading day preceding the date of grant: i.e., July 31, 2015: 1.3080. Grant date fair value is determined by multiplying the number of PGSUs or RSUs by the closing share price of our Common Shares on the TSX on the day preceding the grant date, or for PGSUs only, if the grant date occurs during a Blackout Period, the number of PGSUs is determined by the closing share price of our Common Shares on the TSX on the first trading day following the expiration of the Blackout Period. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs and RSUs granted to the NEOs for the last three fiscal years.

72	Barrick Gold Corporation | 2017 Circular

Grants of Share-Based Awards (2014 – 2016)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards
John L. Thornton	February 14, 2017	Nil	Nil
	February 16, 2016	Nil	Nil
	February 17, 2015	Nil	Nil
Kelvin P.M. Dushnisky	February 14, 2017	122,496	Nil
	February 16, 2016	123,077	Nil
	February 17, 2015	119,048	Nil
Kevin J. Thomson	February 14, 2017	76,560	Nil
	February 16, 2016	76,924	Nil
	February 17, 2015*	Nil	119,048
Catherine P. Raw	February 14, 2017	68,053	Nil
	February 16, 2016	Nil	Nil
	August 4, 2015*	Nil	81,082
	February 17, 2015	Nil	Nil
Richard J.E. Williams	February 14, 2017	68,053	Nil
	February 16, 2016	42,736	Nil
	February 17, 2015*	Nil	57,871
Shaun A. Usmar	February 14, 2017	Nil	Nil
	February 16, 2016	76,924	Nil
	February 17, 2015*	Nil	119,048
*	Sign-on grant

PGSUs vest 33 months from the date of grant and the after-tax value of PGSUs is used to purchase Common Shares in the open market, which Common Shares are subject to restrictions on sale. PGSUs are further described in “2016 Compensation of our Named Partners – Performance Granted Share Units (PGSUs)” on page 52. The 2015 RSUs granted to Messrs. Thomson and Williams as part of their respective hiring packages vest and become payable 33 months from the date of grant. Upon vesting, the post-tax value will be used to purchase Common Shares that are required to be held until separation of employment with Barrick. The 2015 RSUs granted to Ms. Raw as part of her hiring package vest and become payable 33 months from the date of grant. Upon vesting, the post-tax value will be used to purchase Common Shares that are required to be held for the greater of three years and until the executive retires or leaves the Company. Additional RSUs are credited to reflect dividends paid on our Common Shares. The RSUs are further described in Schedule D: Key Characteristics of the Restricted Share Unit (RSU) Plan.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)	For Mr. Dushnisky, the 2014 amount shown reflects 50% of the API award that was awarded in cash. On February 17, 2015, the Compensation Committee exercised discretion to award the remaining 50% of the API award to Mr. Dushnisky on the condition that he use the award to purchase Common Shares. These Common Shares cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date Mr. Dushnisky retires or leaves the Company. The intended purpose of applying a holding restriction on the Common Shares purchased with 50% of the API award is to further drive emotional and financial ownership.

(5)	The amounts shown reflect long-term incentive awards or the portion of API awards that were paid to executives on the condition that they use the award to purchase After-Tax Shares which cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date the executive retires or leaves the Company, as applicable. Additional restrictions may apply. The requirement to use all or a part of the API award to purchase our Common Shares is determined annually at the discretion of the Compensation Committee. Long-term incentives included in this column reflect those that are awarded pursuant to the Executive Chairman LTI Arrangement, as described in “2016 Compensation of Named Executive Officers – 2016 Compensation of the Executive Chairman”.

(6)	The figures shown represent employer contributions pursuant to the Executive Retirement Plan for compensation (earned in 2016). Employer contributions to the Executive Retirement Plan with respect to the API award earned for the year ended December 31, 2016 are made in March of the following year. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year, except the contributions made for Mr. Thornton which are made and reported in U.S. dollars. See “Executive Retirement Plans” on page 77 for further details.

(7)	The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as a leased vehicle or car allowance, financial counselling or tax preparation services, parking, executive medical benefits, scholarships for dependent children, ground and air transport, certain housing expenses, and other compensation not reported in any other column of the Summary Compensation Table, such as cash-based on-hire awards, mobility payments, and severance payments, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada annual average exchange rates for each applicable year. In 2016, all of our NEOs other than Messrs. Thomson and Usmar received benefits and perquisites in excess of Cdn $50,000. Except for air transport, executive long-term disability and life insurance premiums, housing allowance and relocation benefits (which include home sale and purchase assistance, house hunting related travel and expenses, moving costs, storage, and shipment-related expenses), none of the NEOs received benefits and perquisites which represent more than 25% of the total value of benefits and perquisites reportable for each NEO. 2016 perquisite details are as follows:

•	Mr. Thornton received $307,198 in benefits and perquisites, including life insurance, accidental death and dismemberment (AD&D) coverage, executive disability premiums of $135,412, and personal use of our corporate aircraft for commuting purposes. The incremental cost to Barrick for Mr. Thornton’s personal use of the Barrick aircraft for commuting trips to and from our Toronto head office in 2016 was $104,315. In determining this incremental cost, Barrick calculates the direct variable operating costs for our aircraft, including aircraft fuel, ground and landing fees, crew travel expenses, catering and incremental costs associated with any “deadhead” legs. Since our aircraft is used predominantly for business travel, Barrick does not include fixed costs unaffected by usage, such as annual crew salaries, aircraft acquisition costs, hangar fees, maintenance costs, and insurance. The aggregate incremental cost for personal commuting is determined by multiplying the variable operating cost per hour by the number of hours the aircraft is used for commuting trips. Barrick does not bear any incremental costs associated with non-Barrick related business travel or personal travel (other than commuting trips to and from the Toronto head office) as these amounts are reimbursed by Mr. Thornton.

Barrick Gold Corporation | 2017 Circular	73

•	Mr. Dushnisky received $77,180 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $41,850 and a car benefit of $20,834.

•	Mr. Thomson received $34,981 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $8,739 and a car allowance of $15,096.

•	Ms. Raw received $118,383 in benefits and perquisites, including relocation benefits provided under our international relocation program of $81,547 and a car allowance of $25,160.

•	Mr. Williams received $71,060 in benefits and perquisites, including a housing allowance of $41,438 for an apartment in Toronto paid for by the Company in connection with Mr. Williams’ relocation back to the United Kingdom for personal reasons, life insurance, AD&D coverage, and executive disability insurance premiums of $16,224.

•	Mr. Usmar received $14,906 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability premiums of $5,935 and a car allowance of $5,032.

(8)	Mr. Thornton was appointed Co-Chairman of the Board effective June 5, 2012 and was appointed Executive Chairman effective April 30, 2014. For 2014, Mr. Thornton received an API equal to $2,500,000 (100% of his annual base salary) and a special LTI award with a cash value equal to $7,000,000. Mr. Thornton used the 2014 after-tax cash award of $4,119,569 to purchase 360,600 Common Shares on March 27, 2015. These Common Shares are subject to a holding period until the later of: (a) the date Mr. Thornton retires or leaves the Company, and (b) three years following the date of purchase. During the holding period, these Common Shares may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of. The intended purpose of this long-term incentive award is to ensure the long-term interests of the Executive Chairman and shareholders are one and the same. For 2015 compensation, the Executive Chairman elected to forfeit all earned incentive compensation ($3.4 million) in order to better reflect the experience of our shareholders in 2015. For 2016, Mr. Thornton received an LTI award equal to $5,320,000, conditional upon a significant majority of the after-tax value being used to purchase Common Shares on the open market that cannot be sold until the later of (a) the date Mr. Thornton retires or leaves the Company, and (b) three years following the date of purchase. Mr. Thornton used 68% of the 2016 after-tax cash award of $2,089,524 to purchase 109,898 After-Tax Shares on March 16, 2017. Mr. Thornton received incentive awards in recognition of his exceptional achievements against the initiatives that we set out for him in our 2016 information circular, his contributions to Barrick’s strong ROCE performance of 8.7%, and Barrick’s TSR outperformance over the past one year and three years. Please see page 49 for a detailed assessment of the Executive Chairman’s 2016 performance.

(9)	Mr. Dushnisky was appointed Co-President on July 16, 2014 and President on August 17, 2015. In 2014, Mr. Dushnisky’s base salary and API award were prorated to reflect his appointment to Co-President, effective July 16, 2014. In 2014, Mr. Dushnisky also received a one-time cash payment in recognition of his Chairmanship on the Board of Directors for Acacia ($181,080) on the condition that he use the award to purchase Common Shares, which cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date he retires or leaves the Company. This sum is included in the amount indicated in the All Other Compensation column.

(10)	Mr. Thomson was appointed Senior Executive Vice President, Strategic Matters on October 14, 2014. Mr. Thomson’s compensation for 2014, as reflected in the Summary Compensation Table, includes a sign-on cash bonus (Cdn $500,000) and a special long-term incentive award (Cdn $400,000) that was granted for the purpose of purchasing our Common Shares on the open market that are subject to a two-year holding period following the date of purchase. The sign-on cash bonus and special long-term incentive award are reflected in the All Other Compensation column. Mr. Thomson also received long-term incentives granted to him on February 17, 2015 (Cdn $1,800,000 in RSUs) in consideration of the long-term entitlements he was forfeiting from his previous employer. Mr. Thomson’s 2014 base salary was prorated to reflect his start date of October 14, 2014.

(11)	Ms. Raw was appointed Executive Vice President, Business Performance on May 1, 2015 and was appointed Executive Vice President and Chief Financial Officer on April 26, 2016. Ms. Raw’s compensation for 2015 as reflected in the Summary Compensation Table includes a sign-on cash bonus (Cdn $1,500,000) and a special long-term incentive award (Cdn $750,000) that was granted for the purpose of purchasing our Common Shares on the open market. These Common Shares are subject to a holding period and may not be sold until the later of: (a) the date Ms. Raw retires or leaves the Company and (b) three years following the date of purchase. The sign-on cash bonus and special long-term incentive award are reflected in All Other Compensation for 2015. Ms. Raw was also granted long-term incentives on August 4, 2015 (Cdn $750,000 in RSUs) in consideration of the long-term entitlements she was forfeiting from her previous employer. Her 2015 base salary was also prorated to reflect her start date of May 1, 2015. From May 1, 2015 until January 4, 2016, Ms. Raw worked remotely from London, United Kingdom. In February 2016, Ms. Raw moved to Toronto, Canada and was eligible for relocation benefits ($81,547) provided under our international relocation program which are valued at the price to the Company for providing these services. The relocation benefits and a car allowance ($25,160) are included in All Other Compensation for 2016.

(12)	Mr. Williams’ 2016 compensation includes a housing allowance of $41,438 for an apartment in Toronto paid for by the Company in connection with Mr. Williams’ relocation back to Cambridge, United Kingdom for personal reasons; life insurance, AD&D coverage, and executive disability insurance premiums of $16,224; and an automobile benefit of $12,832. These amounts are reflected in All Other Compensation and reflect the Company’s incremental cost of providing these benefits. During 2016, the Company was owed Cdn $70,630 from Mr. Williams, as a result of personal expenses that were claimed from, and reimbursed by, Barrick. Mr. Williams repaid these amounts in full to the Company (plus interest at a rate of 6%) by October 27, 2016. In 2015, Mr. Williams received a one-time mobility payment (Cdn $198,136) to cover additional expenses related to Mr. Williams’ relocation to Toronto. In 2015, Mr. Williams also received a housing allowance of $79,258 in respect of accommodation in Toronto. Mr. Williams’ compensation for 2014 includes a sign-on cash bonus (Cdn $100,000) reflected in All Other Compensation. Mr. Williams also received long-term incentives granted to him on February 17, 2015 (Cdn $875,000 in RSUs) and a special long-term incentive award on March 1, 2015 (Cdn $100,000) that was granted for the purpose of purchasing our Common Shares on the open market. These Common Shares are subject to a holding period and may not be sold until the later of: (a) the date Mr. Williams retires or leaves the Company and (b) three years following the date of purchase. Mr. Williams’ 2014 base salary was also prorated to reflect his start date of December 1, 2014. Prior to joining Barrick in December 1, 2014, Mr. Williams provided consulting services to the Company for a period of one and a half months and received a consulting fee (Cdn $43,750). Pursuant to the terms of his letter of employment, in 2014, Mr. Williams received a relocation allowance (Cdn $49,865) and temporary accommodation in Toronto equal to a value of Cdn $48,996.

(13)	Mr. Usmar was appointed Senior Executive Vice President and Chief Financial Officer Designate on November 18, 2014 and Senior Executive Vice President and Chief Financial Officer on February 18, 2015. Mr. Usmar’s compensation for 2014 as reflected in the Summary Compensation Table includes a special long-term incentive award (Cdn $450,000) that was granted for the purpose of purchasing our Common Shares on the open market that are subject to a two-year holding period following the date of purchase, which amount is reflected in the All Other Compensation column. Mr. Usmar also received long-term incentives granted to him on February 17, 2015 (Cdn $1,800,000 in RSUs) in consideration of the long-term entitlements he was forfeiting from his previous employer. Mr. Usmar’s 2014 base salary was prorated to reflect his start date of November 18, 2014. Mr. Usmar resigned from the Company on April 30, 2016. Mr. Usmar’s unvested RSUs (all of which were granted on February 17, 2015) were forfeited on departure in accordance with the terms of the RSU Plan and he did not receive additional compensation in connection with his resignation.

74	Barrick Gold Corporation | 2017 Circular

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2016

The NEOs did not exercise any stock options during 2016.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2016(1)

The following table provides information for all share-based and option-based awards to NEOs outstanding as at December 31, 2016.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(4) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs, RSUs, and PRSUs)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs, RSUs, and PRSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John L. Thornton

2/12/2013	Nil	Nil		Nil	Nil	Nil	$18,121
Total(5)	Nil			Nil	Nil	Nil	$18,121
Kelvin P.M. Dushnisky

12/7/2010	74,758	$54.83	12/6/2017	Nil	Nil	Nil	–
2/14/2012	102,414	$48.45	2/13/2019	Nil	Nil	Nil	–
8/7/2012	56,408	$33.36	8/6/2019	Nil	Nil	Nil	–
2/12/2013	113,685	$32.30	2/11/2020	Nil	Nil	Nil	–
2/11/2014	Nil	Nil		Nil	131,418	$2,103,996	–
2/17/2015	Nil	Nil		Nil	121,475	$1,944,818	–
2/16/2016	Nil	Nil		Nil	123,696	$1,980,372	–
Total(6)	347,265			Nil	376,589	$6,029,186	–
Kevin J. Thomson

2/17/2015	Nil	Nil		Nil	121,475	$1,944,818	–
2/16/2016	Nil	Nil		Nil	77,311	$1,237,747	–

Total(7)	Nil			Nil	198,786	$3,182,565	–
Catherine P. Raw

8/4/2015	Nil	Nil		Nil	81,983	$1,312,549	–
Total(8)	Nil			Nil	81,983	$1,312,549	–
Richard J.E. Williams

2/17/2015	Nil	Nil		Nil	59,051	$945,405	–
2/16/2016	Nil	Nil		Nil	42,951	$687,644	–

Total(9)	Nil			Nil	102,002	$1,633,049	–
Shaun A. Usmar

2/16/2016	Nil	Nil		Nil	77,311	$1,237,747	–
Total(10)	Nil			Nil	77,311	$1,237,747	–

(1)	The amounts shown in the table above for each of the NEOs as at December 31, 2016 include: (i) each stock option outstanding, (ii) the aggregate number of unvested PGSUs, RSUs, plus the aggregate number of unearned PRSUs, assuming target performance achievement although the plan design allows for zero vesting, (iii) the aggregate number of vested DSUs that have not yet paid out, and (iv) the market value of such PGSUs, RSUs, PRSUs, and DSUs based on the closing price of a Barrick Common Share on December 30, 2016, the last trading day of 2016. For options and DSUs, the closing share price of our Common Shares is based on the NYSE as at December 30, 2016 ($15.98). For PGSUs, RSUs, and PRSUs, the closing price of our Common Shares is based on the TSX as at December 30, 2016 (Cdn $21.49), the last trading day of 2016, converted to U.S. dollars based on the December 30, 2016 Bank of Canada noon rate of exchange (1.3427). The value realized upon vesting of a PGSU is equal to the closing share price of our Common Shares on the TSX on the vesting date. The value realized upon vesting of a RSU or PRSU is equal to the average closing share price of our Common Shares on the TSX during the five trading days preceding the vesting date.

(2)	Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)

PGSUs vest 33 months from the date of grant. RSUs granted in 2014 (for the 2013 performance year) vest at the end of three years from the date of grant and RSUs granted beginning 2015 vest 33 months from the date of grant. PRSUs awarded in 2014 in respect of 2013 vested on February 11, 2017. For the purposes of this table, market or payout value of unvested PRSU awards as at December 31, 2016 reflect the target number of PRSUs multiplied by the closing share price of our Common Shares on the TSX as at December 30, 2016 (Cdn $21.49), the last trading day of 2016. The target number is the number of PRSUs that represents the number of units expected to vest at the end of the three-year performance period, if target performance is achieved on all measures. Please see

Barrick Gold Corporation | 2017 Circular	75

Schedule E for more details. On February 11, 2017, PRSUs awarded in 2014 vested at 89.97% of the target number of PRSUs granted, the value of which will be disclosed in the 2018 information circular. DSUs vest immediately on grant but must be retained until the director leaves the Board. Market or payout value of PGSU awards and RSU awards that have not vested is determined by multiplying the number of PGSUs or RSUs by the closing share price of our Common Shares on the TSX as at December 30, 2016 (Cdn $21.49), the last trading day of 2016. Market or payout value of DSUs that have vested but have not been paid out or distributed is determined by multiplying the number of DSUs by the closing share price of our Common Shares on the NYSE as at December 30, 2016 ($15.98), the last trading day of 2016.

(4)	The exercise price is the closing price of our Common Shares on the day immediately prior to the grant date on the NYSE or, if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. Details on the exercise price and closing share price (in U.S. dollars) for each of the outstanding option grants are shown in the table below:

Exercise and Closing Share Prices for Outstanding Option Grants
Option Grant	Exercise Price	Closing Share Price on Grant Date (NYSE)
December 7, 2010	$54.83	$54.16
February 14, 2012	$48.45	$48.45
August 7, 2012	$33.36	$33.36
February 12, 2013	$32.30	$32.30

(5)	Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 75 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Pursuant to the Directors’ Deferred Share Unit Plan, these DSUs must be retained until Mr. Thornton leaves the Board, at which point the value of the DSUs including any dividends accrued on the initial DSU grant will be paid out in cash.

(6)	Mr. Dushnisky’s total outstanding share-based awards include 242,125 PGSUs, 31,792 RSUs, 95,375 PRSUs at target, 3,046 PGSU dividend equivalents, 1,062 RSU dividend equivalents, and 3,187 PRSU dividend equivalents.

(7)	Mr. Thomson’s total outstanding share-based awards include 76,924 PGSUs, 119,048 RSUs, 386 PGSU dividend equivalents, and 2,427 RSU dividend equivalents.

(8)	Ms. Raw’s total outstanding share-based awards include 81,082 RSUs and 901 RSU dividend equivalents.

(9)	Mr. Williams’ total outstanding share-based awards include 42,736 PGSUs, 57,871 RSUs, 214 PGSU dividend equivalents, and 1,179 RSU dividend equivalents.

(10)	Mr. Usmar’s total outstanding share-based awards include 76,924 PGSUs and 386 PGSU dividend equivalents. Mr. Usmar’s employment with Barrick ceased April 30, 2016. Pursuant to the PGSU Plan, all PGSUs that remained unvested on the date of his termination will continue to vest in accordance with the normal vesting schedule and will be paid out in cash upon vesting because his employment has already terminated. All RSUs that remained unvested on the date of his termination were forfeited in accordance with the normal terms of the RSU Plan.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2016

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs, RSUs, PRSUs, and DSUs), and (3) the value earned under the API program or long-term incentive awards that are awarded pursuant to the Executive Chairman LTI arrangement, as described in “2016 Compensation of Named Executive Officers – 2016 Compensation of the Executive Chairman”.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

John L. Thornton	Nil	$90	$5,320,000

Kelvin P.M. Dushnisky	Nil	$551,209	$1,412,986

Kevin J. Thomson	Nil	Nil	$1,671,127

Catherine P. Raw	Nil	Nil	$1,485,446

Richard J.E. Williams	Nil	Nil	$1,485,446

Shaun A. Usmar	Nil	Nil	Nil

(1)	The value that would have been realized from stock options (all of which are denominated in U.S. dollars) is determined by multiplying the portion of each stock option grant that vested during 2016 by the difference between the closing share price of our Common Shares on the NYSE on the vesting date and the exercise price of the stock option. The exercise price is the closing price of our Common Shares on the NYSE on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business date after trading restrictions are lifted. Options vest in equal parts over four years.

(2)	The value of PRSUs that vested in 2016 (denominated in U.S. dollars) is determined by multiplying the number of PRSUs that vested (82.41% of the target number of PRSUs that were granted in 2013) by the average of the closing share price of our Common Shares on the TSX on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the day preceding the vesting date pursuant to the PRSU program. For Mr. Thornton, share-based awards that vested during 2016 represent the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012.

(3)	For Mr. Thornton, the value of non-equity incentive plan awards earned in the year represents the long-term incentive awarded pursuant to the Executive Chairman LTI arrangement. For Messrs. Dushnisky, Thomson, and Williams, as well as Ms. Raw, the value of non-equity incentive plan awards earned in the year represents the API earned for 2016 performance.

76	Barrick Gold Corporation | 2017 Circular

Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and one for officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan and accumulated with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2016, this interest rate was 1.9%. No above-market or preferential earnings were paid out.

Participants are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, Messrs. Thornton and Thomson are eligible to receive a payout under the Executive Retirement Plan from their accumulated account balances. Mr. Usmar’s accumulated account balance was paid out as a lump sum in connection with his departure from Barrick effective April 30, 2016.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 80 for information on payments made upon termination following a Change in Control.

Defined Contribution Plan Table as at December 31, 2016(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

John L. Thornton	$2,192,468	$375,000	$2,612,361

Kelvin P.M. Dushnisky	$2,171,029	$339,660	$2,620,044

Kevin J. Thomson	$119,585	$352,567	$478,294

Catherine P. Raw	$58,093	$90,576	$151,175

Richard J.E. Williams	$61,517	$256,528	$321,113

Shaun A. Usmar(3)	$108,522	$232,667	Nil

(1)	Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the following exchange rates reported by the Bank of Canada, except the contributions for Mr. Thornton that are made and reported in U.S. dollars:

(a)	Accumulated Value at Start of Year – December 31, 2015 closing rate of exchange of 1.3840;

(b)	Compensatory Value – annual average exchange rate for 2016 of 1.3248; and

(c)	Accumulated Value at Year End – closing rate of exchange of 1.3427 on December 30, 2016, the last trading day of 2016.

(2)	Pursuant to the Executive Retirement Plan, an amount equal to 15% of an officer’s salary and API received during the year is accrued and accumulated with interest until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2016 reflected in the table above includes 15% of the salary earned in 2016, as well as 15% of the 2015 API that was awarded in February 2016.

(3)	In connection with Mr. Usmar’s resignation from Barrick effective April 30, 2016, his accumulated account balance under the Executive Retirement Plan of Cdn $460,331 less applicable taxes was paid on April 29, 2016 in a lump sum in accordance with the Executive Retirement Plan.

Barrick Gold Corporation | 2017 Circular	77

Potential Payments Upon Termination

Termination Provisions for Existing Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2016, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 80 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination With Cause(2)	Termination Without Cause(2)
Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to Canadian statutory and common law
Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis
Unvested Performance Granted Share Units (PGSUs)(3)

Continue to vest according to their normal vesting schedule and are paid out in cash, provided that the employee does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details)

		For retirement, treatment consistent with Resignation. For termination due to death or disability, vest on the termination date or date of death, as applicable	All unvested PGSU awards lapse and are forfeited

Continue to vest according to normal vesting schedule, and are paid out in cash, provided that employee does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details)

Vested Performance Granted Share Units (PGSUs) that are held as “Restricted Shares”	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see next page for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable

Restricted Shares will be released in three tranches: 50% on the termination or retirement date, 25% on the first anniversary of the termination or retirement date, and 25% on the second anniversary of the termination or retirement date

Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see next page for details)
Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the RSU Plan, Compensation Committee discretion to accelerate and/or extend vesting of unvested RSUs; otherwise forfeited
Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan
Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Canadian statutory and common law

(1)	See footnote 1 in “Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply” table on the next page.

(2)	See footnote 2 in “Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply” table on the next page.

(3)	For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

78	Barrick Gold Corporation | 2017 Circular

For PGSU awards, in the event of resignation or termination without cause, the Compensation Committee must be satisfied that the Named Partner has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our Named Partners who resign or retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•	Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, 25% on the second anniversary of the termination date.

Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply

The table below outlines the standard provisions applicable to our Stock Option Plan (2004) and PRSU Program upon termination in circumstances other than a Change in Control (see “Potential Payments upon Change in Control Termination” on page 80 for further details). No stock option grants have been awarded to our Named Partners since 2013 for the 2012 performance year, and no PRSU grants have been awarded to our Named Partners since 2014 for the 2013 performance year.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)
Unvested Stock Options	Unvested portion is forfeited

In the event of termination due to retirement or death, the Compensation Committee may in its discretion choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. In the event of termination due to disability, options are not affected and continue to vest and are exercisable in accordance with their original terms

Unvested options are immediately forfeited

In accordance with the 2004 Plan, Compensation Committee discretion to accelerate vesting of unvested options and/or extend the exercise period up to the earlier of three years and the original term to expiry; otherwise forfeited

Vested Stock Options	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until original term to expiry, if earlier

For termination due to disability, the exercise period of options is not affected. For termination due to retirement or death, vested and unexercised options remain exercisable for six months from the date of retirement or death or until the original term to expiry, if earlier

			Vested and unexercised options immediately expire on the date of termination	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until the original term to expiry, if earlier
Unvested Performance Restricted Share Units	Unvested PRSUs are forfeited

In accordance with the RSU Plan, Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is more than half complete with the number of units vesting based on performance to the date of retirement, death, or disability; otherwise forfeited

Unvested PRSUs are forfeited immediately

In accordance with the RSU Plan, Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is more than half complete with the number of units vesting being based on performance to the date of termination; otherwise forfeited

(1)	“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, if the participant is: (i) unable to engage in his or her full-time duties with the relevant Barrick Gold Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)	Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

Barrick Gold Corporation | 2017 Circular	79

(c)	The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

The table below describes and quantifies certain compensation that would have become payable under our existing and previous compensation policies and programs if an NEO’s employment had been terminated on December 31, 2016. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable pursuant to Canadian law or the value of continued equity vesting, as it is not considered to be an incremental benefit to our NEOs.

Barrick entered into a termination arrangement with Mr. Thomson, in connection with his hiring as Senior Executive Vice President, Strategic Matters and in recognition of his extended prior service with his former employer and the compensation forgone as a result of his decision to join Barrick. Mr. Thomson is entitled to certain severance payments upon a termination without cause, pursuant to the terms and conditions of his termination arrangement. For Mr. Thomson, the amount shown below reflects the estimated severance payable had he been terminated without cause on or prior to December 31, 2016 or prior to the granting of API and LTI awards in 2017 in respect of the 2016 performance year. Barrick has not entered into termination arrangements with any other NEOs. Due to the number of factors that affect the nature and amount of compensation potentially payable in the event of termination, any amounts actually paid or distributed may be different from those shown in the table. Factors that could affect these amounts include the NEO’s age and tenure, timing during the year of termination, share price, and any agreement to comply with restrictive covenants for a defined term.

The table below excludes Mr. Usmar as he departed from his role as Senior Executive Vice President and Chief Financial Officer of Barrick effective April 30, 2016. Mr. Usmar did not receive additional compensation in connection with his resignation.

Potential Payments Upon Termination (1)

Incremental Compensation	J. Thornton	K. Dushnisky	K. Thomson(2)	C. Raw	R. Williams

Resignation	Nil	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil	Nil

Termination Without Cause	Nil	Nil	$8,677,874	Nil	Nil

Retirement	Nil	Nil	Nil	Nil	Nil

Termination Upon Death or Disability	Nil	$4,429,510	$3,102,392	$1,258,441	$1,594,076

(1)	The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs and PGSUs upon termination. The value of accelerating the vesting of unvested RSUs is calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $15.35 (the average of the closing share price of our Common Shares on the TSX on the five trading days prior to the date of assumed vesting, December 30, 2016, the last trading day in 2016, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan). The value of accelerating the vesting of unvested PGSUs is calculated as the product of (i) the number of PGSUs where restrictions lapsed because of the termination, and (ii) $16.01 (the closing share price of our Common Shares on the TSX on December 30, 2016, the last trading day of 2016 prior to the date of assumed vesting, December 31, 2016, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on December 30, 2016, pursuant to the PGSU Plan).

(2)	Pursuant to his termination arrangement, in the event of a termination without cause prior to December 31, 2016 or prior to the granting of API and LTI awards in 2017 in respect of the 2016 performance year, Mr. Thomson is entitled to a severance payment equal to two times base salary (Cdn $900,000), plus two times an amount equivalent to his 2016 API (in respect of the 2015 performance year), plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24 month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability coverage, as well as automobile benefits and outplacement services. Outstanding RSUs will continue to vest according to the normal schedule. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2016 to the date of his termination. For API, he is entitled to the greater of his prior year’s actual API payment and the result of his individual API scorecard for 2016 as determined by the Compensation Committee. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard results. The estimated severance payable has been converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (2016 – 1.3248).

Potential Payments Upon Change in Control Termination

Barrick adopted the Partner Change in Control Severance Plan (Change in Control Plan), effective January 1, 2015 to ensure that Named Partners and other Partnership Plan participants are entitled to receive severance benefits in the event that their employment is terminated by the Company (other than for cause or disability), or employment is deemed to have been terminated for Good Reason (defined on page 82) at any time within two years following a Change in Control (defined on page 82). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the Named Partner or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated the same way as they are in non-Change in Control situations. Mr. Thornton is not subject to Change in Control protection. The table below outlines a comparison of the standard severance treatment applicable to

80	Barrick Gold Corporation | 2017 Circular

our Named Partners and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Change in Control (Double Trigger)
Lump Sum Cash Severance Payment (1)	Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus compensation pursuant to Canadian statutory and common law

Earned portion of Base Salary and an API amount equal to the product of: (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of: (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control, plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control

Performance Granted Share units (PGSUs) (1,2)

Unvested PGSUs continue to vest according to normal vesting schedule, provided that the employee does not join a “Competitor” during the continued vesting period. Prohibitions lapse and cease to apply to all Restricted Shares

Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third-party takeover bid, provided that the takeover bid is successfully completed

Restricted Share Units (RSUs) (2,3)	Unvested units forfeited

Unvested units vest on the termination date, except for U.S. participants whose unvested RSUs will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A.

Performance Restricted Share Units (PRSUs) (4)	Unvested units forfeited

Value of PRSUs would be determined at the time of Change in Control and payout would only occur on the termination date. If the performance cycle is less than half complete at the time of a Change in Control termination, pro-rata vesting of unvested units based on the target award. If the performance cycle is half or more complete, value determined based on performance to date

Stock Options	Vested options remain exercisable for six months from the date of termination and unvested options are forfeited immediately	Unvested options vest immediately and become exercisable. Unvested options remain exercisable for the lesser of two years or the original term to expiry
Retirement Benefits	The total amount accrued under the Executive Retirement Plan

The total amount accrued under the Executive Retirement Plan, plus two times the annual contribution that would have been credited under the Executive Retirement Plan or a retirement contribution plan for the full fiscal year in which employment ceases

Benefits and Perquisites	Cease, subject to requirements of Canadian statutory and common law

Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. A lump sum payment equivalent to two times the annual fair value of the automobile benefit, and an option for the executive to purchase the automobile at the remaining cost to the Company under the applicable lease as of the date of termination. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two year period

Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)	If the Named Partner or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the Named Partner or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the Named Partner or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the Named Partner or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the Named Partner or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)

For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the

Barrick Gold Corporation | 2017 Circular	81

Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Common Shares of the Company or other Voting Securities shall not constitute a Change in Control.”

(3)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested stock options and/or extend the exercise period up to the earlier of three years and the original term to expiry.

(4)	The Compensation Committee has discretion to accelerate vesting of unvested PRSUs if the performance cycle is more than half complete, provided that the number of units vested is based on performance to the date of termination.

Other Terms and Provisions

The Change in Control Plan prohibits Named Partners and Partnership Plan participants from soliciting Barrick employees for a period of two years following termination. Named Partners and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)	The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (A) the then outstanding Common Shares of the Company, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below, provided that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control;

(ii)	Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than the management or the Board;

(iii)	The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Common Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Common Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation beneficially owns 30% or more of the then outstanding Common Shares and voting securities of the Company or continuing corporation), and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination;

(iv)	The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company, or (B) which generate, in aggregate, more than 50% of the net income or net cash flow during the last completed financial year or during the current financial year, in each case on a consolidated basis; or

(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

(i)	The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs; and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

82	Barrick Gold Corporation | 2017 Circular

(ii)	Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities, and vacation, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

(iii)	The Company requiring the participant to (A) be based at any office or location other than: (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control, or (2) at any other office or location previously agreed to in writing by the participant; or (B) travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

(iv)	Any other purported termination by the Company of the participant’s employment, other than for Cause.

Estimated Payments Upon Change in Control Termination

The following table estimates the amounts that would have been payable to our Named Partners in the circumstance of a termination within two years following a Change in Control. Our Executive Chairman is not subject to Change in Control protection. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the executive’s employment terminated on December 31, 2016. Amounts payable pursuant to a double trigger Change in Control situation are calculated according to the Change in Control Plan.

Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a Change in Control circumstance, or the value of continued equity vesting, as it is not considered to be an incremental benefit to our Named Partners.

The table below excludes Mr. Usmar as he departed from his role as Senior Executive Vice President and Chief Financial Officer of Barrick effective April 30, 2016.

Incremental Compensation	J. Thornton	K. Dushnisky	K. Thomson	C. Raw	R. Williams
a) Change in Control (Termination)

Cash Severance (1):

Annual Total Direct Compensation	Nil	$3,611,535	$3,324,787	$2,979,200	$2,246,131

API Award	Nil	$2,681,280	$2,010,960	$1,787,520	$1,787,520

Incremental Executive Retirement Plan Contributions	Nil	$641,049	$695,792	$446,880	$506,259

Unvested Equity Acceleration:

Options (2)	Nil	Nil	Nil	Nil	Nil

RSUs (3)	Nil	$504,319	$1,864,645	$1,258,441	$906,431

PRSUs (4)	Nil	$1,361,193	Nil	Nil	Nil

PGSUs (5)	Nil	$3,925,191	$1,237,747	Nil	$687,644

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites (6)	Nil	$138,188	$60,118	$59,438	$70,366

Job Relocation Counselling Service (up to 18 months) (7)	Nil	$14,896	$11,172	$11,172	$11,172
Total	Nil	$12,877,651	$9,205,221	$6,542,651	$6,215,523
b) Change in Control (No Termination)

Total	Nil	Nil	Nil	Nil	Nil

(1)	For the purposes of this analysis, the Cash Severance for each Named Partner is determined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 80. These amounts are converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 30, 2016 (1.3427).

(2)	The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying: (a) the difference between $15.98 (the closing share price of our Common Shares on the NYSE on December 30, 2016, the last trading day of 2016) and the options’ exercise prices, by (b) the number of options whose restrictions lapsed because of the termination.

(3)	The amounts stated in the table represent the product of: (a) the number of RSUs whose restrictions lapsed because of the termination and (b) $15.35 (the average closing price of our Common Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2016, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU Plan).

Barrick Gold Corporation | 2017 Circular	83

(4)	For Mr. Dushnisky, the amount stated in the table represents the product of: (a) the number of PRSUs granted on February 11, 2014 and dividend equivalents credited until December 31, 2016; (b) the portion of PRSUs that vested based on performance between the start of each cycle and December 31, 2016; and (c) $15.35 (the average of the closing share price of Common Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2016, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding date pursuant to the RSU Plan). These PRSUs vested on February 11, 2017 at 89.97% of the target number of PRSUs granted.

	PRSUs Granted (and Dividend Equivalents Credited) as at December 31, 2016	Performance Tracked for Each Grant as at December 31, 2016

February 11, 2014 PRSU Grant (33.5 of 36 months in cycle)	98,563	89.97%

(5)	The amounts stated in the table represent the product of: (a) the number of PGSUs whose restrictions lapsed because of the termination, and (b) $16.01 (the closing share price of our Common Shares on the TSX on December 30, 2016, the last trading day of 2016 prior to the date of assumed vesting, December 31, 2016, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on December 30, 2016, pursuant to the PGSU Plan).

(6)	The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for each Named Partner. Barrick will also provide cash payment in lieu of the continued use of an automobile or continuation of an automobile benefit, as applicable, for a two year period for each Named Partner. The annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 30, 2016 (1.3427), and the total costs have then been multiplied by a multiple of two times for each of Messrs. Dushnisky, Thomson, and Williams, and Ms. Raw pursuant to the Change in Control Plan.

Benefits and Perquisites for Severance Calculation

	Life, AD&D, and Long-Term Disability	Health	Car Allowance	Total	Multiple	Continued Benefits and Perquisites

J. Thornton	Nil	Nil	Nil	Nil	Nil	Nil

K. Dushnisky	$42,578	$5,958	$20,558	$69,094	2x	$138,188

K. Thomson	$9,205	$5,958	$14,896	$30,059	2x	$60,118

C. Raw	$8,865	$5,958	$14,896	$29,719	2x	$59,438

R. Williams	$10,995	$11,526	$12,662	$35,183	2x	$70,366

(7)	The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of Cdn $20,000 for Mr. Dushnisky, Cdn $15,000 for Mr. Thomson, Cdn $15,000 for Ms. Raw, and Cdn $15,000 for Mr. Williams, converted to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 30, 2016 (1.3427).

84	Barrick Gold Corporation | 2017 Circular

Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which our Common Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key employees and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain, and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options under the Amended and Restated Plan, but no options have been granted to non-executive directors since 2003. Non-executive directors are not eligible to participate in the 2004 Plan. The Compensation Committee decided in 2013 to cease granting options as a component of executive compensation going forward.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2016 and March 1, 2017, regarding Common Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Common Shares available for issuance under each such plan.

Equity Compensation Plans

	Number of Common Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)		Number of Common Shares Available for Future Issuance Under Option Plans (Excludes Common Shares Included in Column (a)) (c)
Option Plans Approved by Shareholders	As at December 31, 2016	As at March 1, 2017	As at December 31, 2016	As at March 1, 2017	As at December 31, 2016	As at March 1, 2017
Amended and Restated Plan	300,000	300,000	Cdn $12.63	Cdn $12.63	6,480,212	6,480,212
2004 Plan	1,811,150	1,774,210	$41.71	$41.68	5,793,362	5,830,302

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan
Maximum Number of Common Shares Issuable	35,000,000 Common Shares.	16,000,000 Common Shares.
Total Common Shares Issued and Issuable as of March 1, 2017	22,244,288 Common Shares, or 1.9% of the Company’s issued share capital, of which only 300,000 Common Shares are currently issuable on the exercise of outstanding options, representing 0.03% of the Company’s issued share capital.(1)	10,169,698 Common Shares, or 0.87% of the Company’s issued share capital, of which only 1,774,210 Common Shares are currently issuable on the exercise of outstanding options, representing 0.15% of the Company’s issued share capital.(2)
Options Available for Issue as of March 1, 2017	6,480,212 options available for grant, or 0.56% of the Company’s issued share capital.	5,830,302 options available for grant, or 0.50% of the Company’s issued share capital.
Options Issued in 2016	No options were issued in 2016.	No options were issued in 2016.

Barrick Gold Corporation | 2017 Circular	85

	Amended and Restated Plan	2004 Plan

Issuance Limits	The total number of Common Shares to be optioned to any optionee together with any Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of our Common Shares on the date of the grant.

The total number of Common Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of our Common Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Common Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares and (b) limits the number of Common Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares.

(1)	As of March 1, 2017, 21,944,288 Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.88% of the Company’s outstanding capital as of that date. As of March 1, 2017, there were options outstanding to purchase an aggregate of 300,000 Common Shares under the Amended and Restated Plan, representing 0.03% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

(2)	As of March 1, 2017, 8,395,488 Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.72% of the Company’s outstanding capital as of that date. As of December 31, 2016, there were options outstanding to purchase an aggregate of 5,830,302 Common Shares under the 2004 Plan, representing 0.50% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	Ten years from date of grant.
Exercise Price

The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of our Common Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments

The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

86	Barrick Gold Corporation | 2017 Circular

Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.
Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of our Common Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of: (a) the market price of our Common Shares at the time of grant, and (b) the market price of our Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to: (a) the Company’s written policies (such as the Insider Trading Policy), or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event the option would otherwise expire during or within ten business days of a Blackout Period, the expiry date of the option is extended to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments

The Board may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of non-material amendments that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 85 of the Circular, the Compensation Committee decided in 2013 to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

Barrick Gold Corporation | 2017 Circular	87

Directors’ and Officers’ Insurance and Indemnification

During 2016, we purchased insurance for the benefit of our directors and officers, and those of our subsidiaries, against liabilities incurred by them in their capacity as directors and officers, subject to certain limitations contained in the OBCA. The premium for such insurance was $2.6 million. The policy provides coverage to each director and officer of $260 million in the policy year from July 12, 2016 to July 12, 2017.

On May 31, 2016, Barrick confirmed that it had reached a $140 million settlement in a U.S. shareholder class action relating to the Pascua-Lama project. The settlement was approved by the court on December 2, 2016. The amount of the settlement is insured. Barrick continues to believe that the allegations by the lead plaintiffs in this matter are unfounded, and under the terms of the settlement agreement, Barrick has not accepted any allegations of wrongdoing or liability.

In accordance with the provisions of the OBCA, our by-laws provide that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or in a similar capacity) of another entity against all costs, charges, and expenses, including amounts paid to settle an action or to satisfy a judgment reasonably incurred in respect of any civil, criminal, administrative, investigative, or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer (or in a similar capacity) at the Company’s request. If we become liable under the terms of our by-laws, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “cash costs”, “all-in sustaining costs”, “EBITDA”, “Adjusted EBITDA”, “Adjusted EBIT”, “Adjusted Net Earnings”, and “Free Cash Flow”, each of which is a non-GAAP financial measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other issuers. Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

Cash costs per ounce and all-in sustaining costs per ounce

“Cash costs” per ounce and “all-in sustaining costs” per ounce are non-GAAP financial performance measures. “Cash costs” per ounce is based on cost of sales but excludes, among other items, the impact of depreciation. “All-in sustaining costs” per ounce begins with “cash costs” per ounce and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs, and mine site exploration and evaluation costs. Barrick believes that the use of “cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts, and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Cash costs” per ounce and “all-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

88	Barrick Gold Corporation | 2017 Circular

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)	For the years ended December 31

	Footnote	2016	2015	2014
Cost of sales related to gold production		$4,979	$5,904	$5,893
Depreciation		(1,503)	(1,613)	(1,414)
By-product credits	1	(184)	(214)	(271)
Realized (gains)/losses on hedge and non-hedge derivatives	2	89	128	(94)
Non-recurring items	3	24	(210)	-
Other	4	(44)	25	26
Non-controlling interests (Pueblo Viejo and Acacia)	5	(358)	(394)	(379)
Cash costs		$3,003	$3,626	$3,761
General & administrative costs		256	233	385
Minesite exploration and evaluation costs	6	44	47	38
Minesite sustaining capital expenditures	7	944	1,359	1,638
Rehabilitation - accretion and amortization (operating sites)	8	59	145	135
Non-controlling interest, copper operations and other	9	(287)	(362)	(532)
All-in sustaining costs		$4,019	$5,048	$5,425
Project exploration and evaluation and project costs	6	193	308	354
Community relations costs not related to current operations		8	12	29
Project capital - expenditures	7	175	133	596
Rehabilitation accretion and amortization (non-operating sites)	8	11	12	11
Non-controlling interest and copper operations	9	(42)	(43)	(74)
All-in costs		$4,364	$5,470	$6,341
Ounces sold - equity basis (000s ounces)	10	5,503	6,083	6,284
Cost of sales per ounce	11,12	$798	$859	$842
Cash costs per ounce	12	$546	$596	$598
Cash costs per ounce (on a co-product basis)	12,13	$569	$619	$618
All-in sustaining costs per ounce	12	$730	$831	$864
All-in sustaining costs per ounce (on a co-product basis)	12,13	$753	$854	$884
All-in costs per ounce	12	$792	$900	$1,010
All-in costs per ounce (on a co-product basis)	12,13	$815	$923	$1,030

1	By-product credits
Revenues include the sale of by-products for our gold and copper mines for the year ended December 31, 2016 of $151 million (2015: $140 million; 2014: $183 million) and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the year ended December 31, 2016, of $33 million (2015: $74 million; 2014: $88 million) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives
Includes realized hedge losses of $73 million for the year ended December 31, 2016 (2015: $106 million; 2014: $86 million gains), and realized non-hedge losses of $16 million for the year ended December 31, 2016 (2015: $22 million; 2014: $8 million gains). Refer to Note 5 of the Financial Statements in our 2016 Annual Report for further information.

3	Non-recurring items
Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero. These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other
Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $5 million (2015: $12 million; 2014: $16 million) and adding the cost of treatment and refining charges of $16 million (2015: $14 million; 2014: $11 million). 2016 includes the removal of cash costs associated with our Pierina mine which is mining incidental ounces as it enters closure of $66 million.

5	Non-controlling interests (Pueblo Viejo and Acacia)
Non-controlling interests include non-controlling interests related to gold production of $508 million for the year ended December 31, 2016 (2015: $681 million; 2014: $602 million). Refer to Note 5 of the Financial Statements in our 2016 Annual Report for further information.

6	Exploration and evaluation costs
Exploration, evaluation, and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 45 of the MD&A in our 2016 Annual Report.

7	Capital expenditures
Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo, Cortez Lower Zone and Lagunas Norte Refractory Ore Project. Refer to page 44 of the MD&A in our 2016 Annual Report.

8

Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

Barrick Gold Corporation | 2017 Circular	89

9	Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. In 2016, figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the years ended December 31
Non-controlling interest, copper operations and other	2016	2015	2014
General & administrative costs	($ 36)	($ 53)	($ 86)
Minesite exploration and evaluation costs	(9)	(8)	(18)
Rehabilitation - accretion and amortization (operating sites)	(9)	(13)	(12)
Minesite sustaining capital expenditures	(233)	(288)	(416)
All-in sustaining costs total	($ 287)	($ 362)	($ 532)
Project exploration and evaluation and project costs	(12)	(11)	(43)
Project capital expenditures	(30)	(32)	(31)
All-in costs total	($ 42)	($ 43)	($ 74)

10	Ounces sold - equity basis In 2016, figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce
In 2016, figures remove the cost of sales impact of Pierina of $82 million for the year ended December 31, 2016, as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold productions. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce
Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended December 31
	2016	2015	2014
By-product credits	$184	$214	$271
Non-controlling interest	(53)	(62)	(80)
By-product credits (net of non-controlling interest)	$131	$152	$191

EBIT and Adjusted EBIT

EBIT is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs; and
•	Finance income.

Adjusted EBIT is Adjusted EBITDA less depreciation and other companies may calculate these measures differently. Please refer to the next section for a description of EBITDA, Adjusted EBITDA and a table that reconciles these non-GAAP measures to the most directly comparable IFRS measure.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to: fund working capital needs, serviced debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a given company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow, and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

90	Barrick Gold Corporation | 2017 Circular

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures or performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the years ended December 31
	2016	2015	2014
Net earnings (loss)	$861	$(3,113)	$(2,959)
Income tax expense	917	(31)	306
Finance costs, net[1]	725	663	710
Depreciation	1,574	1,771	1,648
EBITDA	$4,077	$(710)	$(295)
Impairment charges	(250)	3,897	4,106
Adjusted EBITDA	$3,827	$3,187	$3,811

[1]	Finance costs exclude accretion.

Adjusted Net Earnings

“Adjusted net earnings” is a non-GAAP financial performance measure. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals), gains (losses) and other one-time costs relating to acquisitions or dispositions, foreign currency translation gains (losses), significant tax adjustments not related to current period earnings and unrealized gains (losses) on non-hedge derivative instruments. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31
	2016	2015	2014
Net earnings (loss) attributable to equity holders of the Company	$ 655	($ 2,838)	($ 2,907)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	(250)	3,897	4,106
Acquisition/disposition (gains)/losses	42	(187)	(50)
Foreign currency translation (gains)/losses	199	120	132
Significant tax adjustments[1]	43	134	(3)
Other expense adjustments[2]	114	135	119
Unrealized gains on non-hedge derivative instruments	(32)	11	181
Tax effect and non-controlling interest	47	(928)	(785)
Adjusted net earnings	$ 818	$ 344	$ 793

[1]	Significant tax adjustments for the current year primarily relate to a tax provision booked by Acacia in the first quarter of 2016.

[2]	Other expense adjustments for the current year relate to losses on debt extinguishment, the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at our closed mines and a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo.

Barrick Gold Corporation | 2017 Circular	91

Free Cash Flow

Free cash flow is a non-GAAP financial performance measure which excludes capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31
	2016	2015	2014
Net cash provided by operating activities	$ 2,640	$ 2,794	$ 2,296
Capital expenditures	(1,126)	(1,713)	(2,432)
Free cash flow	$ 1,514	$ 1,081	($ 136)

92	Barrick Gold Corporation | 2017 Circular

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

Barrick’s core business is building partnerships of depth and trust with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders to extract resources from the ground. Our purpose is to create wealth for our owners, our people, and the countries and communities with which we work. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

We recognize this structure is unconventional, and in the section entitled “Our Governance and Leadership Structure” below we explain in detail how it works and delineate clearly and specifically the responsibilities of our Board, our Executive Chairman, our Lead Director, and our President. We also explain why we continue to believe this is the appropriate structure for Barrick today. We mean to be straightforward and open with our fellow owners, so that they may understand the process by which we arrive at our decisions.

Effective corporate governance is a foundation of Barrick’s performance and success. The Board works continuously and carefully to review and enhance our corporate governance policies and practices. These are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (TSX Rules) and the NYSE (NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and the NYSE Standards which are applicable to U.S. companies:

•	Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Executive Chairman, Lead Director, and President, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/company/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics, and our Disclosure Policy. Detailed information on our committees of the Board (Audit, Compensation, Corporate Governance & Nominating, Corporate Responsibility, and Risk) can be found under the heading “Committees of the Board” beginning on page 32 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate is set out in Schedule B of this Circular. Since our last annual meeting, the Board reviewed and re-approved its mandate.

Some of the Board’s major supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans, and budgets and any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives.

Barrick Gold Corporation | 2017 Circular	93

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to efficiently and effectively assess risks so that they can be prioritized and addressed appropriately. The ability to deliver on our vision, strategic objectives, and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives or which could adversely affect our business. In order to achieve this, the Board expects management to:

•	maintain a framework that ensures we manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for managing and mitigating risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

We have intentionally eschewed the traditional hierarchical organizational model, in favor of our distinctive and authentic partnership model. We believe that complex matters are better understood and managed by a team of partners working together, especially in assessing and reducing risk. Our lean, decentralized model has led to more collaboration, better decision-making, and faster communication and problem-solving. By simplifying our head office and eliminating management layers between it and the mines, we have accelerated the pace at which information flows between them. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

One of the primary functions of the head office is however the allocation of human and financial capital. During 2016, we appointed a Chief Investment Officer to chair Barrick’s Investment Committee to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward.

The Board’s mandate makes clear its responsibility for reviewing and discussing with management the processes for risk assessment and risk management. During weekly Business Plan Review (BPR) meetings, which are attended by our senior partners and chaired by both our President and Chief Operating Officer, management identifies, evaluates, and where appropriate, proposes steps to address, financial, regulatory, strategic, and operational risks. Our mine managers, executive directors from around the world, as well as senior officers from various functional areas of the Company, participate via video conference in the weekly BPR meetings. At regularly scheduled meetings, the Board and the Risk Committee are provided with updates on issues identified by management at these weekly sessions.

During 2016, significant improvements were made to the quality of risk information provided to the Risk Committee of the Board to ensure the Risk Committee is provided with concise and relevant information that facilitates meaningful discussions about key risks facing the organization and how they are being managed. The information prepared for the BPR meetings is one of the primary sources of information used for this purpose. The Company’s risk management framework was also further enhanced through the design of a Critical Controls Management approach for material risks which will be rolled out in 2017. The primary focus of this program is to have a structured approach to improving the performance of critical controls relied upon to ensure critical risks are managed effectively.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Risk Committee, which is composed of a majority of independent directors. The Risk Committee also oversees the design and execution of Barrick’s financial risk management programs, including commodity and currency hedging. Through the Audit Committee, which is composed entirely of independent directors, the Board oversees risk management of major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. The Audit Committee also provides oversight over the Internal Audit function, which is responsible for providing assurance over the effective design and operation of internal controls related to key risk areas. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices and mitigate undue risk taking. Through the Corporate Responsibility Committee, the Board oversees the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures.

94	Barrick Gold Corporation | 2017 Circular

The diagram below summarizes our enterprise-wide approach to risk oversight and the allocation of risk oversight responsibilities.

(1)	Consistent with the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices (National Instrument 58-101) and the NYSE Standards, Anthony Munk is deemed not to be independent for a period of three years from the date that his father, Peter Munk, ceased to be Chairman of Barrick (i.e., April 30, 2017).

Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit Committee. The Audit Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures, and other controls considered critical to the management of enterprise level risks.

Through the Audit Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit Committee also reviews and recommends approval of our consolidated financial statements and other external reporting and audit requirements. Through the Corporate Responsibility Committee, the Board oversees assurance relating to our environmental, health and safety, corporate social responsibility, security, and human rights performance.

Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. At each regularly scheduled Board meeting, the Board receives a Talent Report covering succession planning, recruitment, development considerations, and retention of senior leaders and employees who have been identified as high potential executives. This ensures that the Board is kept apprised of our pipeline of talent at all levels of the business. In addition, Barrick focuses on ensuring the development of its high potential partners and employees through development moves to other positions, on-the-job mentoring and training, and internal and external courses. During 2016, all but two mine managers were rotated to new assignments for the purposes of broadening their development, succession planning, and strengthening areas of the business to which they were transferred, such as technical services.

Barrick Gold Corporation | 2017 Circular	95

The Corporate Governance & Nominating Committee assists the Board in reviewing senior leadership succession, including for the Executive Chairman and the President. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. The Corporate Governance & Nominating Committee reviews succession plans for the role of President and other senior management roles and is introduced to high-potential individuals in the Company. The Company also has in place an emergency succession plan to deal with a situation which requires the immediate replacement of the President.

In addition, the Board meets regularly with our senior partners through their participation in Board and Committee meetings and continuing education sessions. Our senior partners also participate in informal meetings with members of the Board throughout the year. This regular interaction with the Board ensures that directors get to know the individuals who have been identified as potential future leaders of the Company.

Evaluating Our Executive Chairman and Executive Committee

The Lead Director works with the Executive Chairman to set the Executive Chairman’s objectives annually, which are then recommended to the whole Board for approval concurrently by the Corporate Governance & Nominating Committee and the Compensation Committee. Both Committees are composed entirely of independent directors.

The Corporate Governance & Nominating Committee, in consultation with the Lead Director, conducts an annual performance evaluation of the Executive Chairman against those objectives and provides a report on the performance evaluation to the Compensation Committee and the Board. The Compensation Committee recommends to the Board the Executive Chairman’s annual compensation. A more detailed description of the criteria and methodology used to assess the Executive Chairman’s performance and compensation awards in 2016 is set out beginning on page 46.

The Executive Chairman conducts an annual performance evaluation of the Executive Committee with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such review. The Compensation Committee recommends to the Board the annual compensation for the President. The compensation of the Executive Chairman and President is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other Executive Committee members based on the annual performance evaluation of such executives and the compensation recommendations provided by the Executive Chairman, with input from the Lead Director. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies on the performance of each individual executive as measured against the short-term scorecard disclosed to shareholders in advance and on the performance of the Company as measured against the long-term scorecard disclosed to shareholders in advance. Executive compensation is considered in the context of the overall stewardship and governance of the Company. A more detailed description of the criteria and methodology used to assess performance and determine the compensation for our President and other Executive Committee members is set out on page 50.

Communications and Shareholder Engagement

We maintain a Disclosure Policy that enshrines our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts, or others selectively in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/company/governance.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, responsibility report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

As part of our effort to promote improved shareholder engagement, the Board adopted a formal Shareholder Engagement Policy in March 2016 to facilitate an open dialogue and exchange of ideas between the Company, our Board, and our shareholders. In July 2016, we also appointed Mr. Daniel Oh as Senior Vice President, Investor Engagement and Governance to foster greater transparency and communication with shareholders and to improve our communication on all corporate governance matters. Mr. Oh joined Barrick from BlackRock Inc. where he was Vice President, Investment Stewardship, advising BlackRock’s investment managers on the corporate governance and sustainability practices of more than 1,300 companies in the United States and Canada.

96	Barrick Gold Corporation | 2017 Circular

Shareholders can contact the Executive Chairman by mail (marking the envelope “Confidential”) or email at:

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact independent directors by mail (marking the envelope “Confidential”) or email at:

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact the President by mail or email at:

Attention: President

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

Shareholders may communicate their views to management through the Company’s Investor Relations department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Our Governance and Leadership Structure

We have consciously established a distinctive structure for the governance and management of Barrick. In this section, we lay out the responsibilities of our Board, our Executive Chairman, our President, and our Lead Director, and we explain how they work together. We also explain why we believe this is the right structure for Barrick at this time.

Under our Executive Chairman’s stewardship, two years ago Barrick undertook a “Back to the Future” strategy to recapture and make relevant the original, authentic DNA of this company as it existed when Peter Munk and his partners created it. Specifically, the phrase referred to re-establishing four core elements: one, a partnership culture; two, a lean, nimble, decentralized business model; three, an intensive focus on creating long-term value as measured by free cash flow per share; and four, financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet. Today, the Company has embraced and executed on each of these elements. We have created a partnership at the Company that includes the most promising leaders and top talent from across Barrick and we have implemented a program to make all of our employees owners in the Company. In 2016 we generated a record level of free cash flow for the company and over the past two years we have significantly strengthened our balance sheet, reducing our total debt by 40%, to $7.9 billion.

We have eliminated all management layers and established a clear division of responsibility between the head office and the mines. The head office allocates people and capital according to the Company’s strategic priorities, and requires Best-in-Class performance of the

Barrick Gold Corporation | 2017 Circular	97

mines. It is up to the operational leaders of each mine to determine how to achieve such performance, with advice and assistance from head office experts. This lean, decentralized model allows information to flow freely and swiftly throughout the organization, and ensures that problems are solved quickly by the people closest to them. It also empowers our partners to work together as a team as they understand and manage the complex matters of our business, and assess and reduce risk.

Having re-established the model that drove Barrick’s early success, our ambition is to become a leading twenty-first century company, not just in mining, but in any industry. We are cultivating a high-performance culture defined by the following principles: a deep commitment to partnership, consistent execution, operational excellence, disciplined capital allocation, and continual self-improvement. We are obsessed with talent, and seek out fresh perspectives from other industries, challenging ourselves to think differently. Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Executive Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard by the Executive Committee and the partnership – Barrick’s most senior and engaged leaders in both management and operations. The Executive Committee, comprised of the most senior partners, makes decisions collectively. Within it, the President is by definition the primus inter pares – first among equals.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values.

Partners

Our priorities are executed by our partnership, created in early 2015. Today we have 56 partners, eight of whom comprise an Executive Committee. Partners are those who consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation, and a capacity to motivate and inspire others. Our partners approach their work with a balance of boldness and prudence: acting with urgency, but also with discipline and care. Our partners are owners of the Company, and rise and fall together with shareholders. A significant portion of their total compensation is long-term in nature, in the form of Performance Granted Share Units which convert to Common Shares that cannot be sold until a partner retires or leaves the Company.

We hold a formal nomination process for new partners on an annual basis. Existing partners may nominate new partners, and must provide references from across the organization, including partners and other employees. A vetting committee of existing partners is established each year to undertake a rigorous review of all nominations, gathering feedback and references through a formal evaluation process. The outcome of their work is presented to the Executive Committee, who use the information, in combination with talent assessments and other feedback, to select new partners. Existing partners have the opportunity to review and comment on proposed new partners before the Executive Committee makes a final decision on admissions. During this process, the Executive Committee also reviews the performance of existing partners. Ongoing membership is contingent upon superior performance and leadership, and underperforming partners will be removed.

President

Within the partnership, the President is by definition the primus inter pares. The responsibilities and activities of the President are subject to the oversight of the Board, including the Executive Chairman, and include general supervision of the business of the Company, providing leadership and vision to the Company and our Executive Committee, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The President is responsible for oversight of day-to-day mining operations, building strong relationships among our partners, and nurturing Barrick’s relationships with host governments, local communities, and other external stakeholders.

Executive Chairman

Our Executive Chairman, as representative of the Board and the owners, and as a meaningful owner himself, continues to play a critical leadership role in our transformation. He ensures that the priorities set by the Board are executed to the highest possible standard by the partnership. The responsibilities and activities of the Executive Chairman are subject to the oversight of the Board.

The Executive Chairman actively oversees the partnership in a weekly meeting he chairs of Barrick’s eight most senior partners, who we refer to as our Executive Committee. In these weekly meetings, each senior partner reports, one by one, on Barrick’s key priorities: talent management with our Executive Vice President, Talent Management; Best-in-Class operations with our Chief Operating Officer; portfolio optimization with our Senior Executive Vice President, Strategic Matters; financial prudence and strategy with our Executive Vice President and Chief Financial Officer; exploration initiatives with our Executive Vice President, Exploration and Growth; and capital allocation and investment management with our Chief Investment Officer. The discussion then ends with new or outstanding priorities with our President and the Chief of Staff. Throughout these meetings, our Executive Chairman monitors progress, clarifies direction, and emphasizes priorities, which he continues to do one-on-one with senior partners throughout the week.

The Executive Chairman also communicates with shareholders, engages potential investors and, in concert with our President and other senior partners, works with our external partners, including host governments and joint venture partners. In addition, the Executive

98	Barrick Gold Corporation | 2017 Circular

Chairman provides leadership and direction to the Board, and facilitates the operations and deliberations of the Board to satisfy the Board’s functions and responsibilities under its mandate. More specifically, the Executive Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. Together with the Lead Director, the Executive Chairman ensures that the Board has all the information it needs to function effectively, at all times, including, as necessary, communication between Board meetings. The Executive Chairman serves as the principal liaison between the Board and the Executive Committee and meets with representatives of our shareholders and other partners on behalf of the Board. The Executive Chairman is also responsible for conducting an annual performance evaluation of our Executive Committee with input from the Lead Director.

Lead Director

Because the Executive Chairman is not an independent director, the independent directors elect an independent director to serve as Lead Director following each annual meeting. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. In early 2016, the Corporate Governance & Nominating Committee conducted its annual review and assessment of our Lead Director position description. Following that process, our Corporate Governance & Nominating Committee recommended, and our Board adopted, an enhanced Lead Director position description, which augments the Lead Director’s already robust role. Among other things, the Lead Director’s authority and responsibilities now include the following:

•	Consulting with the Executive Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting;

•	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	Chairing Board meetings when the Executive Chairman is absent or in circumstances where the Executive Chairman is (or may be perceived to be) conflicted;

•	Presiding over in camera sessions of the non-executive directors following every Board meeting;

•	Presiding over in camera sessions of the independent directors following every Board meeting;

•	Calling meetings of the non-executive directors, the independent directors, or the Board, as required;

•	Briefing the Executive Chairman on decisions reached or suggestions made at meetings of independent directors or non-executive directors, or during in camera sessions;

•	Facilitating communication between the independent and non-executive directors and the Executive Chairman, including by presenting the Executive Chairman’s views, concerns, and issues to such directors and raising with the Executive Chairman, as appropriate, the views, concerns and issues raised by such directors;

•	Engaging with the Executive Chairman between Board meetings and assisting with informing or engaging with independent and non-executive directors, as appropriate;

•	Overseeing the annual Board and directors evaluation process;

•	Engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors;

•	Working with the Executive Chairman to define his objectives for approval by the Board on the joint recommendation of the Corporate Governance & Nominating Committee and Compensation Committee;

•	Providing input in respect of the Executive Chairman’s annual performance evaluation of the Executive Committee;

•	Consulting with the Corporate Governance & Nominating Committee in its performance evaluation of the Executive Chairman;

•	Providing leadership to the Board if circumstances arise in which the Executive Chairman may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

Barrick Gold Corporation | 2017 Circular	99

J. Brett Harvey has served as our Lead Director since December 2013. In 2016, Mr. Harvey played a fundamental role as our Lead Director in a number of key Board initiatives, including consulting with the Executive Chairman regarding the agenda and associated materials for all Board meetings, chairing all meetings of the independent and non-executive directors that occurred throughout the year, facilitating communication between the independent and non-executive directors and the Executive Chairman, overseeing the annual Board and individual directors evaluation process, consulting with the Corporate Governance & Nominating Committee in evaluating the Executive Chairman’s 2016 performance and, in consultation with the Executive Chairman, setting the Executive Chairman’s performance objectives for 2017. On December 12, 2016, Mr. Harvey also led our first investor luncheon in New York City, which was attended by shareholders representing 21% of Barrick’s outstanding Common Shares. Michael J. Evans (the Chair of the Risk Committee), Nancy H.O. Lockhart (the Chair of the Corporate Responsibility Committee and member of the Corporate Governance & Nominating Committee) and Pablo Marcet (Barrick’s newest independent director) participated in this luncheon, without management present. The purpose of this luncheon was to engage with investors and directly solicit their views on Barrick’s strategy, performance, governance initiatives, and approach to executive compensation. In 2016, Mr. Harvey played a fundamental role, with the Compensation Committee, to continue to refine the approach to our Executive Chairman’s compensation.

The Board has adopted position descriptions for the Executive Chairman, the Lead Director, and the President. A copy of these position descriptions can be found on our website at www.barrick.com/company/governance. Each Board committee mandate also sets out the role and responsibilities of its committee chair.

The Board believes that Barrick’s current governance and leadership structure is vital to completing Barrick’s positive transformation. In particular, we believe that our Executive Chairman plays a critical role in ensuring that our partnership continues to execute on the ambitious goals we have set for ourselves for the benefit of all. The Board believes it is functioning effectively under its current structure, and that the current structure, including a board that is 80% independent and a robust Lead Director position, provides appropriate oversight protections.

The Board will continue to evaluate the efficacy of its governance and leadership structure, and will consider a more traditional structure as the circumstances of the Company or its leadership changes from time to time.

Corporate Governance

Through the Corporate Governance & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The Corporate Governance & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that, after such appointments, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The Corporate Governance & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The Corporate Governance & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its five standing committees. To promote this objective, the Corporate Governance & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

100	Barrick Gold Corporation | 2017 Circular

The table below shows those areas of experience and expertise and indicates the primary areas that the director nominees have indicated they bring to our Board.

	Cisneros	Clow	Doer	Dushnisky	Evans	Greenspun	Harvey	Lockhart	Marcet	Moyo	Munk	Prichard	Shapiro	Thornton	Thrasher

Capital Allocation & Financial Acumen	✓	✓		✓	✓	✓	✓			✓	✓	✓	✓	✓	✓
M&A Execution					✓	✓					✓		✓	✓
Health, Safety & Environmental		✓	✓	✓			✓	✓	✓						✓
Talent Development and Allocation & Partnership Culture	✓				✓	✓	✓	✓			✓	✓		✓
International Business Experience and Global Partnerships	✓	✓	✓	✓	✓				✓	✓	✓		✓	✓	✓
Mining Operations		✓		✓			✓		✓				✓		✓
Government and Regulatory Affairs & Community Relations	✓		✓	✓		✓		✓	✓	✓		✓		✓	✓
Risk Management		✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓

Descriptions of Areas of Experience and Expertise

•	Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

•	M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

•	Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

•	Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

•	International Business Experience and Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory environments. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

•	Mining Operations: Experience at a senior level with mining operations including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

•	Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

•	Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the major risk areas that the company faces, and an ability to probe risk controls and exposures.

We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, and those who have technical and operating expertise and financial and business acumen. Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the Corporate Governance & Nominating Committee and the Board determine the competencies, skills, and qualities they should seek in new Board members. In recommending nominees, the Corporate Governance & Nominating Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience,

Barrick Gold Corporation | 2017 Circular	101

perspective, skills, and knowledge that are appropriate and beneficial to the Company. Consistent with Barrick’s Diversity Policy, the Committee and the Board also consider diversity criteria, such as gender, age, and ethnicity.

Nominees for membership to the Board are recommended to the Board by the Corporate Governance & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

In 2016, the Corporate Governance & Nominating Committee, in conjunction with the Executive Chairman and the Lead Director, undertook a director recruitment program and retained an independent search firm to identify candidates. Most recently, Mr. Pablo Marcet joined the Board in December 2016. He is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and in East Africa. For a more detailed description of our Board renewal process, please see “Our Commitment to Corporate Governance – New Corporate Governance Initiatives – Ongoing Board Renewal” beginning on page 20.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees, which contain the expectations of how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, a minimum share ownership requirement for directors, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits

Barrick does not impose term limits on its directors as the Board believes that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make. In our view, this is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under-performance. See “Annual Performance Assessments” on page 109.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 and has adopted a policy that requires at least two-thirds of our directors to be independent. To be considered “independent”, the Board must make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder, or officer of another entity that has a material relationship with the Company) that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit Committee, as required by Canadian Security Administrators’ National Instrument 52-110 – Audit Committees and the NYSE Standards. All members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees.

Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

102	Barrick Gold Corporation | 2017 Circular

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)	the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance, or tax compliance (but not tax planning) practice;

(g)	a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)	a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

(i)	a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to, or received payments from, the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

With the assistance of the Corporate Governance & Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that 12 of the 15 individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Lack of Independence
Gustavo Cisneros		✓
Graham G. Clow(1)		✓
Gary A. Doer		✓
Kelvin P.M. Dushnisky	✓		✓	President of Barrick
J. Michael Evans		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
Nancy H.O. Lockhart		✓
Pablo Marcet		✓
Dambisa Moyo		✓
Anthony Munk(2)			✓	Family member of the former Chairman
J. Robert S. Prichard		✓
Steven J. Shapiro		✓
John L. Thornton	✓		✓	Executive Chairman of the Company
Ernie L. Thrasher		✓

(1)	Graham Clow was an independent non-executive director of Acacia Mining plc (Acacia), a 63.9%-owned subsidiary of Barrick, but ceased to be a director of Acacia on April 21, 2016. As noted above, Graham Clow is the Chairman and Principal Mining Engineer of RPA, a consulting firm used by the Company to audit its resource and reserve estimates and to provide consulting and technical services in connection with the preparation of technical reports. Barrick paid fees totaling Cdn $900,717 and Cdn $763,990 to RPA in 2016 and 2015, respectively. In assessing Mr. Clow’s independence, the Board carefully considered: (i) the relationship between Barrick and RPA, (ii) Mr. Clow’s position at RPA and as a former director of Acacia, and (iii) the fees paid by Barrick to RPA (which were below the quantitative limit set out in the NYSE Standards), prior to coming to the view that the foregoing could not reasonably be expected to interfere with Mr. Clow’s ability to exercise independent judgment should he be elected as a director of Barrick. Barrick intends to continue to use RPA to provide the services described above, and the Board will reassess Mr. Clow’s independence on an annual basis.

(2)	Consistent with National Instrument 58-101 and the NYSE Standards, Anthony Munk is deemed not to be independent for a period of three years from the date that his father, Peter Munk, ceased to be Chairman of Barrick. The third anniversary of Peter Munk’s retirement falls on April 30, 2017.

Barrick Gold Corporation | 2017 Circular	103

Outside Board Memberships and Interlocking Board Positions

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. J. Robert S. Prichard is a director of George Weston Limited (Weston) and Nancy H.O. Lockhart is a director of Loblaw Companies Limited (Loblaw). The Board considered whether Weston’s approximately 46% ownership of Loblaw gives rise to a board interlock under Barrick’s board interlocks guidelines, but determined that no interlock exists since Weston and Loblaw are separate public companies. Accordingly, as of March 16, 2017, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence, including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

•	an in camera session follows every Board meeting (including special meetings), at which the non-executive directors meet without the Executive Chairman and without any other officers or employees present;

•	a separate in camera session follows the non-executive directors session, at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

•	the Lead Director presides at each of these sessions.

Diversity Initiatives

Diversity Policy

In 2015, consistent with its commitment to diversity on the Board and in senior leadership positions, Barrick adopted a written diversity policy. The policy does not establish any fixed targets regarding the representation of women on the Board or in senior leadership, including executive officer, positions because the Board does not believe that targets necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business. In addition, appointments of directors and senior leadership should be made, and should be perceived as being made, on the merits of the individuals, and having a fixed target could impede the application of this principle. Instead, the policy articulates the Company’s desire to promote better corporate governance and performance and effective decision-making by having a diverse range of views and considerations represented at the Board and senior leadership levels. In considering directors for election to the Board, the policy requires the Board and the Corporate Governance & Nominating Committee to consider diversity criteria more generally, such as age, ethnicity, and geographical and industry background. The policy requires similar considerations to be taken into account by the Board, the Executive Chairman, and the President in making senior leadership appointments. In addition, the Company’s diversity policy requires the Corporate Governance & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. Specifically, in order to improve the representation of women on the Board, the diversity policy specifically requires the Corporate Governance & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. Similarly, the diversity policy requires the Board, the Corporate Governance & Nominating Committee, the Executive Chairman, and the President, when identifying and considering candidates for senior leadership positions, to consider the level of representation of women in senior leadership positions.

Every year, the Corporate Governance & Nominating Committee reviews the diversity policy and assesses the Company’s progress against its objectives. This review will enable the Corporate Governance & Nominating Committee, on an ongoing basis, to assess the effectiveness of the diversity policy. The results of the Corporate Governance & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

104	Barrick Gold Corporation | 2017 Circular

Board Diversity

As of the date of this Circular, Barrick has two female directors on a Board of 15, representing 13% of the Board. Dr. Dambisa Moyo was first elected to the Board in 2011 and Nancy H.O. Lockhart was first elected to the Board in 2014.

The Company is committed to finding the most qualified candidates, based on the attributes and skill sets we have and the experience we need, in identifying and selecting candidates for the Board and assessing the relative effectiveness of the Board and its individual members. The Company will also consider the attributes and skills of existing Board members and any additional skills that would assist the Company in achieving its long-term and short-term objectives. As part of the identification and selection process for potential candidates for the Board, the Corporate Governance & Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is only one element of diversity that the Board considers important. The Corporate Governance & Nominating Committee considers several aspects of diversity within the context of the Company’s needs and objectives and its domestic and international operations, including each candidate’s background and experience, expertise, geographical representation, ethnicity, cultural background, disability, and age, as well as gender. For example, in addition to having two female directors, the Board is also comprised of members from various geographies. The current Board members range in age from 48 to 71 years and come from diverse cultures and geographic regions. In addition, the existing Board members possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, finance, real estate, media, government, oil and gas, and transportation. Accordingly, in searches for new directors, the Corporate Governance & Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified work force. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its diversity policy Barrick is committed to promoting diversity (including gender diversity) among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience, and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership is driven by other factors, some of which are outside of the control of the Company, including the level of staff turnover, the times at which hiring and promotion opportunities arise, and the available pipeline of staff.

As of March 16, 2017, there are 10 women in vice president roles at Barrick, comprising 20.8% of the Company’s officer group, and two of the Company’s executive officers are women (25%). 19.6% of our Partners are women.

Diversity Policy Assessment

The Corporate Governance & Nominating Committee conducted an assessment of the diversity policy by comparing the diversity characteristics and profiles of the Board and executive team as of February 2017, compared to February 2016. The profile of the Board remained consistent year over year with a broad range of geographies, age groups, education, and experience represented. The number of female directors remained at two. This represents a slight decrease in the percentage of female director nominees from 14.3% in 2016 to 13.3% in 2017 due to the addition of one nominee in 2017. The Corporate Governance & Nominating Committee believes that the director nominee proposed for election for the first time at the Meeting (i.e., Pablo Marcet) was the most qualified candidate identified during its recruitment processes, given the needs of the Board and feedback from our shareholders that more operational mining experience was desired. The Corporate Governance & Nominating Committee has retained an independent advisor to identify additional director candidates for our Board and gave the advisor a specific mandate to propose diverse candidates, particularly women.

In 2015, the Board approved the appointments of two new female partners to our Executive Committee, which increased the percentage of female executive officers from 0% to 25% (i.e., two out of eight). The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that when independent advisors are retained, they are instructed to present a diverse list of candidates. The number of female executive officers remains at two.

In November 2016, Barrick became a member of the 30% Club Canada, an organization that works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies. Like Barrick, the 30% Club Canada does not believe that setting mandatory quotas is the right approach to achieving greater gender balance. Rather, the organization, whose name comes from its aspirational goal for 30% of Canadian board seats to be held by women by 2019, is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership. Barrick supports this important objective.

Barrick Gold Corporation | 2017 Circular	105

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers, employees, contract employees, and third-party vendors. In 2017, the Code was revised and updated to make it less formal, more closely connected to our core values, and more user friendly by incorporating clear examples and a section of frequently asked questions. The Code embodies our commitment to conduct our business in accordance with the highest ethical standards and all applicable laws and regulations, industry practices, and international norms. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption;

•	respect for human rights;

•	accurate financial controls and records;

•	avoidance of conflicts of interest;

•	protection and proper use of Company assets;

•	confidentiality of information;

•	insider trading and non-disclosure of material, non-public information;

•	fairness in all our dealings;

•	health and safety in the workplace;

•	dignity and respect within working relationships; and

•	sound environmental practices.

The Code also deals with the reporting of potential violations of law and the Code. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President or the General Counsel. However, any waiver of the Code for executive officers may only be granted by the Board or a committee thereof, and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted.

The Code was developed in consultation with the Corporate Governance & Nominating Committee. The Board monitors compliance with the Code through the Audit Committee, which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. Once each year, employees may be required to complete an acknowledgment confirming that they:

•	have received Code training;

•	understand and agree to abide by the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an online component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our updated Code is available on Barrick’s website at www.barrick.com/company/governance and on SEDAR at www.sedar.com.

106	Barrick Gold Corporation | 2017 Circular

Conflicts of Interest

In addition to the independence requirements described above, our Code, our Corporate Governance Guidelines, and the Business Corporations Act (Ontario) (OBCA) specifically address conflict of interests involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual business partner of the Company without the prior written approval of the Executive Chairman and the Chairman of the Corporate Governance & Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Executive Chairman and the Chairman of the Corporate Governance & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Section 132 of the OBCA addresses conflicts of interest of a director of an Ontario corporation, such as Barrick. Among other things, the OBCA provides that a director of a corporation who: (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction, unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate of the corporation.

Anti-Hedging Policy

The Company has a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our anti-hedging policy ensures that the interests of our officers and directors and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/company/governance.

The Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditor. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The Audit Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if: (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in, or established pursuant to, Section 206 of the Sarbanes-Oxley Act of 2002.

Barrick Gold Corporation | 2017 Circular	107

Board Orientation and Continuing Education

New members of the Board are provided with information about their roles, responsibilities, and duties as Board members, as well as information about the Company, its business, and the factors that affect its performance. They receive orientation packages that contain information concerning key legal requirements, the Company’s by-laws, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code, and copies of our public disclosure documents.

In addition to meeting with the Executive Chairman, the President, and the other members of senior management to discuss the nature and operation of our business, new directors participate in targeted orientation sessions, carried out over several hours, which address multiple topics that are critical to understanding our business, including:

•	Finance: The role of the Chief Financial Officer; the finance group’s key responsibilities; financial reporting processes; commercial planning and optimization; the role of the treasury group; the corporate tax function; information management and technology; risk management and assurance; and investor engagement.

•	Investment Management: A review of our capital allocation and project evaluation processes, and our approach to investment analysis.

•	Operations Overview: The role of Barrick’s Business Plan Review (BPR) process; Barrick’s values; operational targets; Best-in-Class and digitization; health and safety; environment; and major project overview.

•	License to Operate: Public perception of the industry; overview of government regulation; expectations of various constituencies (communities, investors, governments, and non-governmental organizations); industry considerations; evolution of corporate social responsibility at Barrick; and sustainability principles.

•	Risk Management and Assurance: Role of risk management and assurance; financial governance; the internal audit function; and operational management assurance.

•	Exploration and Growth: Barrick’s exploration profile and outlook; global summary of exploration projects and initiatives; Barrick’s exploration system; project selection processes; geochemistry; geophysics; drilling; modelling; and case study review.

•	Talent Management and Human Resources: Overview of Barrick’s approach to executive compensation; compensation philosophy; shareholder engagement; partner and non-partner compensation; and Barrick’s global employee share plan.

•	Law Department Overview: The role played by the in-house corporate legal department in supporting Barrick’s business functions and global operations; legal risk management; litigation management; ethics and compliance; reporting obligations; key corporate policy review; and directors’ duties and responsibilities.

•	Audit Approach: Introduction of the external auditing team, the approach to auditing and the interaction between the independent auditor and Barrick.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•	participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

•	participate in continuing education sessions that are incorporated into every regularly scheduled Board meeting and certain meetings of committees of the Board to the greatest extent practicable; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

108	Barrick Gold Corporation | 2017 Circular

Board Educational Sessions Held in 2016

The directors’ attendance at five educational sessions presented by management in 2016 is set out below.

Participating Directors

Date	Topic of Educational Session	Birchall(1)	Cisneros	Clow(2)	Doer(3)	Dushnisky(4)	Evans	Greenspun	Harvey	Lockhart	Marcet(5)	Moyo	Munk	Prichard	Shapiro	Thornton	Thrasher

February 2016

Best-in-Class

Continuous improvement initiatives; process improvements; governance structure; benchmarking and metrics; progress towards targets; portfolio optimization; leadership in process innovation

		✓	✓	*	*	*	✓	✓	✓	✓	*	✓	✓	✓	✓	✓	✓
July 2016

Modelling of Strategic Options

Scenario analysis for production and cash flow; dynamically allocating capital and sequencing projects; functionality and limitations; key strategic decision making; scenario analysis; short-, medium-, and long-term areas of focus

		*	✓	✓	✓	✓	✓	✓	✓	✓	*	✓	✓	✓	✓	✓	✓
September 2016

Closure Requirements

Closure obligations and liability; accounting, regulatory and business considerations; closure costs over time; regulatory and other trends and developments; closure strategy and planning at mine sites

		*	✓	✓	✓	✓	✓	✓	✓	✓	*	✓	✓	✓	✓	✓	✓
October 2016

Supply Chain Management

Supply chain opportunities; supplier relationship management; working capital reductions and savings opportunities; supply chain standards, policies, and systems; status of supply chain initiatives; technology and digitization

		*	✓	✓		✓	✓	✓	✓	✓	*	✓	✓	✓	✓	✓	✓
December 2016

Risk Management

Evolution; risk assessment; risk management framework and programs; program implementation; training, support and reporting; critical control management plan; case studies; consolidated view of risk and reporting; strategic priorities; analysis of top long- and short-term risks

		*	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓

(1)	Mr. Birchall ceased to be a director on April 26, 2016.

(2)	Mr. Clow became a director on April 26, 2016 and attended the sessions following his appointment to the Board.

(3)	Mr. Doer became a director on April 26, 2016 and attended three sessions following his appointment to the Board.

(4)	Mr. Dushnisky became a director on February 18, 2016 and attended the sessions in that capacity following his appointment to the Board.

(5)	Mr. Marcet became a director on December 6, 2016 and attended the only session to take place after he became a director.

Annual Performance Assessments

The Board, its committees, and individual directors participate in an annual assessment process. For 2016, the Lead Director and the Chairman of the Corporate Governance & Nominating Committee jointly interviewed the directors to obtain feedback on priorities for 2017, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process were reviewed with the Board. The Lead Director and the Chairman of the Corporate Governance & Nominating Committee provided individual feedback to directors based on the peer reviews.

Enhanced Clawback Policy

The Company has implemented a Clawback Policy. Under the Clawback Policy, Barrick may recoup certain incentive compensation paid to executive officers and certain other officers and employees in cases of a material financial statement restatement.

Amendments were made to the Clawback Policy in early 2017 to provide for the recoupment of incentive compensation where the Board determines that wrongful conduct has resulted in a person subject to the policy receiving or realizing higher incentive compensation than he or she would have otherwise been entitled to receive or realize. For details, see the Amended and Restated Incentive Compensation Recoupment Policy (Clawback Policy), in Schedule F of this Circular.

Barrick Gold Corporation | 2017 Circular	109

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities include:

Oversight of Management

1.	Through the Corporate Governance & Nominating Committee and the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Executive Chairman, the President and other senior executives.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Executive Chairman, the President and other senior executives of the Company, and that the Executive Chairman, the President and other senior executives create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Executive Chairman, President, Lead Director and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

110	Barrick Gold Corporation | 2017 Circular

Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairman of the Corporate Governance & Nominating Committee.

Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

Barrick Gold Corporation | 2017 Circular	111

SCHEDULE C

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) PLAN

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from one to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on performance for the prior year evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long-Term Incentive	100% of Long-Term Incentive Awards.
Term

Vest 33 months from the date of grant for PGSUs, plus a requirement to hold Common Shares until termination of employment (and potentially for up to two years beyond termination, depending on the circumstances of termination).

Vesting Criteria

•    Vest 33 months from the date of grant, but subject to further holding restrictions. Common Shares cannot be sold until a partner retires or leaves the Company. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

•    Unless otherwise determined by the Compensation Committe, vest the earlier of three years from the date of grant (or if the third anniversary of a grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period) and the date that is 15 days prior to the expiry of the PGSU, whichever is first.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Common Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the Long-Term Incentive award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant

Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange or New York Stock Exchange, as applicable, or, if the date of grant occurs during a Blackout Period, the closing share price of our Common Shares on the first trading date following the expiration of the Blackout Period on the Toronto Stock Exchange or New York Stock Exchange, as applicable.

Dividend Equivalents

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of our Common Shares on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable).

Post-Vesting Treatment, Prohibitions, and Restriction Period

•    When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third-party administrative agent to purchase our Common Shares on the open market.

•    Common Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until termination of employment (Restriction Period).

•    Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Common Shares.

•    Restricted Shares are held by the third-party administrative agent through termination of employment and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

112	Barrick Gold Corporation | 2017 Circular

Characteristics (cont’d)	Description (cont’d)
Treatment on Termination	Termination Event	Unvested PGSUs (1)	Restricted Shares (2)
Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor).

• Unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period.

• If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited.

• Prohibitions lapse and cease to apply to all Restricted Shares upon the termination of employment.
	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

• Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

-     50% of the Restricted Shares on the Termination Date;

-     25% of the Restricted Shares on the first anniversary of the Termination Date; and

-     25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third-party take-over bid provided that the take-over bid is successfully completed.
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares.

• For Restricted Shares, dividends are paid in cash as and when declared on our Common Shares (other than stock dividends or other distributions paid in the form of additional Common Shares, which shall be treated as Restricted Shares).

Form of Payment	On and beyond termination, the form of payment varies with Unvested PGSUs and Restricted Shares.

• Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

• Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy implemented by Barrick in February 2014. For details, see “Schedule F – Amended and Restated Incentive Compensation Recoupment Policy (Clawback Policy)”.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)	The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

Barrick Gold Corporation | 2017 Circular	113

SCHEDULE D

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) PLAN

Characteristics	Description
Maximum Potential Award	100% of the target number of RSUs granted.
Minimum Award	100% of the target number of RSUs granted, subject to clawback.
Term	• 33 months (those granted in February 2015). • 36 months (those granted in February 2014).
Vesting Criteria	Vest up to three years from the date of grant.
Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares.
Payout Value

At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the average closing price in Canadian dollars of our Common Shares on the Toronto Stock Exchange during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	The Compensation Committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in After-Tax Shares upon vesting.
Clawback	RSUs are subject to the Clawback Policy implemented by Barrick in February 2014. For details, see “Schedule F – Amended and Restated Incentive Compensation Recoupment Policy (Clawback Policy)”.

114	Barrick Gold Corporation | 2017 Circular

SCHEDULE E

KEY CHARACTERISTICS OF THE PERFORMANCE RESTRICTED SHARE UNIT (PRSU) PROGRAM

Characteristics	Description
Maximum Potential Award

200% of the target number of PRSUs granted, subject to the occurrence of all of the following:

•     Relative TSR is more than 20% above gold mining peers (see below);

•     Adjusted EBITDA, adjusted for commodity prices, is 20% or more above target each year, for all three years; and

•     Free cash flow, adjusted for commodity prices, is 20% or more above target each year, for all three years.

Minimum Award

0% of the target number of PRSUs granted, subject to the occurrence of all of the following:

•     Relative Total Shareholder Return is more than 12.5% below gold mining peers (see below);

•     Adjusted EBITDA, adjusted for commodity prices, is 20% or more below target each year, for all three years; and

•     Free cash flow, adjusted for commodity prices, is 20% or more below target each year, for all three years.

Term	Three years
Vesting Criteria

Vest based on the weighted sum of Relative TSR (50%), Adjusted EBITDA (adjusted for commodity prices, 25%), and Free Cash Flow (adjusted for commodity prices, 25%) performance at the end of the three year performance period. Performance is evaluated on a calendar year basis (from January to December), relative to three pre-determined targets:

1.     Relative TSR (50%)

Evaluated at the end of the three-year performance period. Barrick’s three-year relative total shareholder return contributes one half of the potential PRSU award, determined based on the minimum and maximum potential award criteria above. Barrick’s total shareholder return is measured against a performance peer group of seven gold mining companies that are comparable in terms of size, scope, and complexity (shown below). The performance peer group only includes gold mining companies to ensure that Barrick’s performance is being assessed against peers that are subject to similar commodity price fluctuations.

2014 Performance Peer Group (n=7):

AngloGold Ashanti Ltd.* Newcrest Mining Ltd.
Agnico Eagle Mines Ltd. Newmont Mining Corp.*
Goldcorp Inc.* Yamana Gold Inc.
Kinross Gold Corporation*
*Included in our mining peer group to reference executive compensation levels

2.     Adjusted EBITDA, adjusted for commodity prices (25%)

Evaluated annually during the three-year performance period against the relevant performance target as forecasted at the beginning of each year. The three-year average of each annual performance factor contributes one quarter of the potential PRSU award, determined based on the minimum and maximum potential award criteria above.

3.     Free cash flow, adjusted for commodity prices (25%)

Evaluated annually during the three-year performance period against the relevant performance target as forecasted at the beginning of each year. The three-year average of each annual performance factor contributes one quarter of the potential PRSU award, determined based on the minimum and maximum potential award criteria above.

(Adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to “Other Information – Use of Non-GAAP Financial Performance
Measures” on page 88 for more information.)

Barrick Gold Corporation | 2017 Circular	115

Characteristics (cont’d)	Description (cont’d)
Committee Discretion

The Compensation Committee has the discretion to adjust PRSU awards if any materially unusual circumstances occur during the performance period. Examples of these unusual circumstances include:

•         A significant portion of the peers are acquired during the performance cycle (i.e., the three-year period);

•         Takeover speculation significantly inflates Barrick’s stock price;

•         A peer is targeted for acquisition, but the acquisition is not completed by the end of the performance period; and

•         EBITDA or free cash flow performance in a given year is significantly impacted by factors outside the control of management.

The Compensation Committee also has the discretion to annually adjust performance metrics, specifically Adjusted EBITDA and free cash flow, for the following factors that are deemed to be outside the control of management:

(a)       Annual average market gold and copper prices; and

(b)       Royalty and tax rates that are estimated in advance upon completion of the forecasted Adjusted EBITDA (adjusted for commodity prices) and free cash flow (adjusted for commodity prices) performance each year.

Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares.
Payout Value

At vesting, each PRSU award (grant plus dividend equivalents), if earned, will have a value equal to the average closing price in Canadian dollars of our Common Shares on the Toronto Stock Exchange during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Payment	Earned PRSUs will be paid out in cash upon vesting.
Clawback	PRSUs are subject to the Clawback Policy implemented by Barrick in February 2014. For details, see “Schedule F – Amended and Restated Incentive Compensation Recoupment Policy (Clawback Policy)”.

116	Barrick Gold Corporation | 2017 Circular

SCHEDULE F

AMENDED AND RESTATED INCENTIVE COMPENSATION RECOUPMENT POLICY (CLAWBACK POLICY)

(Adopted February 12, 2014)

(Amended and Restated as of February 15, 2017)

ARTICLE 1

INTRODUCTION

The Board of Directors (the “Board”) of Barrick Gold Corporation (the “Corporation”) has determined that it is in the best interests of the Corporation to adopt a formal written policy (the “Policy”) providing for the Corporation’s recoupment of certain incentive compensation paid to the executive officers and certain other members of management in cases of a material financial statement restatement or wrongful conduct which improperly resulted in the overpayment of incentive compensation to those executive officers and members of management. In such circumstances, the Board may determine to recoup incentive compensation which was paid or granted based upon (i) the achievement of financial results, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported, or (ii) performance targets that were achieved through wrongful conduct and, in either case, may seek to cancel Share Unit (as defined below) awards where the financial results of the Corporation or improperly attained performance targets were considered in granting such awards.

ARTICLE 2

DEFINITIONS

For purposes of this Policy, the following terms shall have the meanings set forth below:

(a)	“Compensation Committee” shall mean the Compensation Committee of the Board or such other committee as the Board may, from time to time, appoint to oversee the Corporation’s executive compensation policies.

(b)	“Covered Executives” shall mean the Executive Chairman, the President, Senior Executive Vice Presidents, Executive Vice Presidents and any other employee designated by the Board as a “Covered Executive” for the purposes of this Policy, from time to time.

(c)	“Covered Participants” shall mean Covered Executives and Covered Senior Employees.

(d)	“Covered Senior Employee” shall mean any officer of the Corporation who is not a Covered Executive and any other employee designated by the Board as a “Covered Senior Employee” for the purposes of this Policy, from time to time.

(e)	“Incentive Compensation” shall mean all cash bonuses or awards under the Corporation’s incentive bonus plans, all grants and awards under the Corporation’s equity incentive plans, including all Share Units, all payments made on or in connection with the vesting or exercise of any Share Units and any other incentive compensation that may be paid or granted from time to time based on the achievement of financial results.

(f)	“Share Units” shall mean stock options, deferred share units, restricted share units, performance restricted share units, performance granted restricted share units, performance granted share units or other similar forms of share units granted to Covered Participants from time to time under the Corporation’s incentive compensation plans, as amended or adopted by the Corporation from time to time.

(g)	“Wrongful Conduct” shall mean fraud, gross negligence or intentional misconduct.

ARTICLE 3

RECOUPMENT OF INCENTIVE COMPENSATION

In the event of (a) a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change or amendment in accounting principles or securities laws (a “Restatement”), or (b) the determination by the Board that Wrongful Conduct has occurred, as applicable, the Board will review all Incentive Compensation paid or granted to Covered Participants on the basis of having met or exceeded specific performance targets for performance periods during the time period covered by the Restatement or in which the Wrongful Conduct occurred.

Subject to Article 4, to the extent permitted by applicable law and taking into account all factors considered relevant by the Board in its sole discretion, the Board may seek to recoup Incentive Compensation paid or granted to any current or former Covered Participant in the 36-month period preceding the date of the Restatement or the Wrongful Conduct, if and to the extent that (i) the amount or the granting of Incentive Compensation was calculated based upon the achievement of certain financial results or performance targets that were subsequently reduced or otherwise determined not to have been properly achieved due to a Restatement or the Wrongful Conduct, and

Barrick Gold Corporation | 2017 Circular	117

(ii) the amount or the granting of Incentive Compensation that would have been paid or granted to the Covered Participant had the financial results been properly reported or the performance targets been properly determined would have been lower than the amount actually paid or granted. If the Restatement or Wrongful Conduct affects financial results or performance targets in multiple years within the limitation period prescribed by Article 7, the Incentive Compensation will be recalculated for all years and any recoupment will be limited to the net impact over that multiple year period.

ARTICLE 4

RECOUPMENT FROM COVERED EXECUTIVE AND COVERED SENIOR EMPLOYEE IN CONNECTION WITH A RESTATEMENT

The Board may seek recoupment in connection with a Restatement under Article 3 of this Policy from a Covered Executive whether or not the Covered Executive has engaged in Wrongful Conduct that caused the need for the Restatement. In the case of a Covered Senior Employee, the Board may seek recoupment in connection with a Restatement under Article 3 of this Policy where the Board determines, in its sole discretion, that the Covered Senior Employee has engaged in Wrongful Conduct that caused, or was a significant contributing factor to, the need for the Restatement.

ARTICLE 5

ACKNOWLEDGEMENT BY COVERED PARTICIPANTS

Covered Participants shall acknowledge this Policy by signing an acknowledgment in the form attached as Schedule A hereto.

ARTICLE 6

BINDING EFFECT OF DETERMINATIONS BY BOARD; DELEGATION

The Board may delegate to the Compensation Committee all determinations to be made and actions to be taken by the Board under this Policy. Any determination made by the Board or the Compensation Committee under this Policy shall be final, binding and conclusive on all parties.

ARTICLE 7

LIMITATION ON RECOUPMENT PERIOD

The Board (or Compensation Committee) may only seek recoupment under Article 3 of this Policy if: (a) in the case of a Restatement, the Restatement shall have occurred within 36 months from the date on which the audited financial statements that have been restated were first publicly disclosed; and (b) in the case of Wrongful Conduct, the Wrongful Conduct shall have been discovered within 36 months from the date on which the Wrongful Conduct occurred.

ARTICLE 8

SOURCES OF RECOUPMENT

The Board may seek recoupment from the Covered Participants from any of the following sources: (a) prior Incentive Compensation payments; (b) future payments of Incentive Compensation; (c) cancellation of vested or unvested Share Unit awards; (d) future Share Unit awards; and (e) direct repayment.

ARTICLE 9

RECOUPMENT NET OF NON-RECOVERABLE INCOME TAXES

In connection with the recoupment of Incentive Compensation hereunder, the Board may, at its discretion either:

(a)	offset the full pre-tax amount of Incentive Compensation to be recouped from a Covered Participant under this Policy against future Incentive Compensation payable to such Covered Participant; or

(b)	limit the recoupment from a Covered Participant to the amount of Incentive Compensation subject to recoupment less any income taxes in respect of the amounts being recouped that were actually paid or are actually payable, and not recoverable, by such Covered Participant. In such case, the amount of the income taxes paid or payable by a Covered Participant shall be calculated at the highest marginal federal and provincial or state income tax rate that the Covered Participant would have paid in the Covered Participant’s province or state of residence assuming the Covered Participant had no other sources of income or loss.

ARTICLE 10

EFFECTIVE DATE

This Policy shall be effective as of February 12, 2014 (the “Effective Date”). Notwithstanding the foregoing, any Incentive Compensation received by a person in his or her capacity as a Covered Participant prior to the Effective Date will nonetheless be subject to recoupment under this Policy, subject to the limitation prescribed by Article 7.

118	Barrick Gold Corporation | 2017 Circular

ARTICLE 11

SEVERABILITY

If any provision of this Policy or the application of any such provision to any Covered Participant shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

ARTICLE 12

NO IMPAIRMENT OF OTHER REMEDIES

This Policy does not preclude the Corporation from taking any other action to enforce a Covered Participant’s obligations to the Corporation, including termination of employment or institution of civil or criminal proceedings upon a finding of Wrongful Conduct or other misconduct on the part of the Covered Participant.

ARTICLE 13

GOVERNING LAW

This Policy shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Barrick Gold Corporation | 2017 Circular	119